TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 1
1
2
TD Bank Group Reports Second Quarter 2026 Results

Report to Shareholders

•
Three and six months ended April 30,

2026
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements
prepared in accordance with International Financial

Reporting Standards (IFRS) as issued by the

International Accounting Standards Board

(IASB), unless
otherwise noted. Certain comparative amounts

have been revised to conform with the presentation

adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use of

non-GAAP financial measures, refer to “Non-GAAP

and Other Financial Measures” in

the “How We Performed”,
or “How Our Businesses Performed” sections

of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS,

compared with the second quarter last

year:
●
Reported diluted earnings per share were

$2.43, compared with $6.27.
●
Adjusted diluted earnings per share were

$2.38, compared with $1.97.
●
Reported net income was $4,251 million,

compared with $11,129 million.
●
Adjusted net income was $4,168 million,

compared with $3,626 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April

30, 2026, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$4.77, compared with $7.81.
●
Adjusted diluted earnings per share were

$4.82, compared with $3.99.
●
Reported net income was $8,294 million,

compared with $13,922 million.
●
Adjusted net income was $8,384 million,

compared with $7,249 million.
SECOND QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The second quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $33 million ($25 million after tax or 1

cent per share), compared with $43 million

($35 million after tax or
2 cents per share) in the second quarter

last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $43 million ($33

million after tax or
2 cents per share), compared with $47 million

($35 million after tax or 2 cents per

share) in the second quarter last year.
●
Income tax adjustment on gain on sale of

The Charles Schwab Corporation (Schwab)

shares of ($288) million (($288)

million after tax or (17) cents
per share).
●
Change in partnership share in the U.S. strategic

cards portfolio of $197 million ($147

million after tax or 9 cents per share).
TORONTO
, May 28, 2026

– TD Bank Group (“TD” or the “Bank”)

today announced its financial results

for the second quarter ended April 30,

2026. Reported
earnings and earnings per share were $4.3

billion and $2.43, compared with $11.1 billion and $6.27, respectively, in the second quarter last year. Adjusted
earnings and earnings per share were $4.2

billion and $2.38, up 15% and 21%, respectively, year-over-year.
"This was another strong quarter for TD.

We drove record Q2 earnings in Canadian Personal

and Commercial Banking, all-time high

earnings in Wealth
Management and Insurance and Wholesale

Banking,

and we accelerated momentum in U.S.

Banking.

We demonstrated disciplined execution as we grew

return
on equity and delivered our fourth consecutive

quarter of positive operating leverage,

on an adjusted basis. We also continue to make

consistent progress on our
AML remediation and enhancements, which remain

our top priority,"

said Raymond Chun, Group President and

CEO, TD Bank Group. "Our bank has momentum,
and we are making important investments

in talent, innovation, AI and client experience,

as we fundamentally restructure our

cost base to drive performance and
continue winning."
Canadian Personal and Commercial

Banking delivered record Q2 revenue

and earnings
Canadian Personal and Commercial

Banking net income was $1,925 million, up

15% year-over-year, primarily reflecting higher revenue

and lower provisions for
credit losses (PCL). Revenue grew 5%

year-over-year driven by loan and deposit volume

growth and higher margins.
Canadian Personal Banking drove continued

momentum in deepening client relationships, achieving

record penetration rates for consumer and

small business
credit cards. The business also generated $9

billion in closed referrals to Wealth, with double-digit

growth year-over-year, driven by strong frontline engagement and execution. Canadian Business Banking

maintained its momentum this quarter as

continued progress on distribution expansion

contributed to strong loan
growth and earnings. TD Auto Finance was

once again awarded #1 for Dealer Satisfaction

among both Non-Prime and Prime Credit

Non-Captive Automotive
Financing Lenders in the JD Power 2026

Canada Dealer Financing Satisfaction Study
.
U.S. Banking sustained business momentum

U.S. Banking reported net income was $813

million (US$595

million), an increase of $771

million (US$560

million) year-over-year. On an adjusted basis, net
income was $960 million (US$702

million), up 8% (12% in U.S. dollars) year-over-year. The

segment delivered a return on equity of 8.2%

on a reported basis and
9.6% on an adjusted basis, up 770 basis

points and 130 basis points year-over-year

respectively, as the business continued to manage capital

with discipline.
U.S. Banking performance was supported

by growth across core lending portfolios,

including double-digit growth year-over-year

in middle market commercial
lending and TD’s proprietary credit card balances.

In Wealth, record mass affluent sales drove double-digit

asset growth year-over-year.
Wealth Management and Insurance delivered

record earnings and assets
Wealth Management and Insurance net income

was $837 million, up 18% year-over-year, driven by record

assets, higher insurance earned premiums,

and
deposit volume growth.
1
TD Auto Finance received the highest score in the retail non-captive non-prime segment and the retail non-captive prime segment in the JD Power 2024-2026 Canada Dealer Financing Satisfaction
Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.
2 Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under the U.S. balance sheet restructuring program.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 2
Wealth Management launched the fully redesigned

TD Easy Trade™

app, delivering a streamlined, mobile-first

experience that supports the next generation

of
self-directed investors, offering market-leading

capabilities. TD Insurance launched a client-facing

generative AI powered Virtual Assistant, becoming

the first
Canadian home and auto insurer to deploy

this capability and making it simpler for

clients to connect with TD Insurance.
Wholesale Banking delivered record earnings
Wholesale Banking net income was $612

million, up 46% year-over-year on a reported

basis and 38% year-over-year on an adjusted

basis, reflecting higher
revenues and lower PCL, partially offset by higher

non-interest expenses. Revenue for the

quarter was $2,393 million, up 12% year-over-year, driven

by strong
execution across Global Markets and Corporate

and Investment Banking including strength

in Equities, Capital Markets, and Lending

businesses.
Wholesale Banking performance reflects

the depth and diversification of the platform

combined with high levels of client activity and

constructive market
conditions. Return on equity for the quarter

was 14.5%, a significant improvement

year-over-year, driven by strong revenue growth, moderating

expense growth,
and disciplined capital management.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.3%.
Conclusion
“Our ongoing share buy-back and the dividend

increase announced today reflect our

confidence in TD’s growth and earnings power,” added Chun. “As we deepen
relationships, run our bank simpler and faster, and execute

with discipline, we are creating value for shareholders,

supporting our clients, and opening new
opportunities for growth. I want to thank our

colleagues for delivering once again this quarter

for TD and the more than 28 million

clients we serve."
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 3
ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board (FSB) in 2012 to identify

fundamental disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the second quarter 2026 Report

to Shareholders (RTS), Supplemental Financial

Information (SFI),
or Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is

not and should not be considered incorporated

herein by reference
into the second quarter 2026 RTS, Management’s

Discussion and Analysis, or the Interim Consolidated

Financial Statements. Certain disclosure references

have
been made to the Bank’s 2025

Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
Second
Quarter
2026
SFI
Second
Quarter
2026
SRD
Second
Quarter
2026
Annual Report
2025
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
92-99, 103, 108,
110, 112,
123-126
3 Describe and discuss top and emerging risks. 82-91
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
31 78, 120
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
93-97
6
Description of the bank’s risk culture and procedures applied to support the culture.
92-93
7
Description of key risks that arise from the bank’s business models and activities.
77, 92, 98-127
8
Description of stress testing within the bank’s risk governance and capital frameworks.
75, 97-98, 106,
123
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

29-31,78 1-3, 6 72-74, 79, 235
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 72
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

73-76, 123
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-15 76-77
14
Analysis of capital requirements for each method used for calculating RWA.

13
100-101, 103,
105-106
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

36-53, 59-65
16
Flow statement reconciling the movements of RWA by risk type.

18-19
17 Discussion of Basel III back-testing requirements. 80
102, 106,
110-111
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 37-38, 40-41
112-114, 116

-117
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
39 115, 229
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
120-122
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 39-40, 42-44 118-120
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
34 104
23 Breakdown of significant trading and non-trading market risk factors. 34, 36 104, 106-108
24
Significant market risk measurement model limitations and validation procedures.
35 105-108, 110-111
25
Primary risk management techniques beyond reported risk measures and parameters.
35 105-108
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
26-29, 61-70 23-38
1-5, 13, 18,
20-70, 72-80
59-71, 99-103,
184-191, 201,
203-204, 233-234
27 Description of the bank’s policies for identifying impaired loans. 69
68, 160-161,
167-168, 191
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
27, 64-65, 67-68 27, 31 66, 187-189
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
54-55, 66-70
101, 171-172,
195-197,
201, 203-204
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

102, 164,
171-172
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
108-112, 123-127
32 Discuss publicly known risk events related to other risks. 75-76 90-91, 227-229

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 4
TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 45 Accounting Policies and Estimates
5 Financial Highlights 45
Changes in Internal Control over Financial

Reporting
6
Update on the Remediation of the U.S. Bank

Secrecy Act/Anti-Money
46 Glossary
Laundering Program and Enterprise AML Program
8 How We Performed INTERIM CONSOLIDATED FINANCIAL STATEMENTS
11 Financial Results Overview 49 Interim Consolidated Balance Sheet
15 How Our Businesses Performed 50 Interim Consolidated Statement of Income
24 Quarterly Results 51
Interim Consolidated Statement of Comprehensive

Income
25 Balance Sheet Review 52
Interim Consolidated Statement of Changes

in Equity
26 Credit Portfolio Quality 53
Interim Consolidated Statement of Cash

Flows
29 Capital Position
54
Notes to Interim Consolidated Financial Statements
32 Risk Factors and Management
32 Managing Risk
45 Securitization and Off-Balance Sheet Arrangements 79 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This Management’s Discussion and Analysis (MD&A)

is presented to enable readers

to assess material changes in the financial

condition and operating results of
TD Bank Group (“TD” or the “Bank”) for the

three and six months ended April 30,

2026, compared with the corresponding periods

shown. This MD&A should be
read in conjunction with the Bank’s unaudited Interim

Consolidated Financial Statements included

in this Report to Shareholders and with

the 2025 Annual
Consolidated Financial Statements and 2025

MD&A. This MD&A is dated May 27,

2026. Unless otherwise indicated,

all amounts are expressed in Canadian
dollars and have been primarily derived

from the Bank’s 2025 Annual Consolidated Financial

Statements or Interim Consolidated

Financial Statements, prepared
in accordance with IFRS as issued by the

IASB. Note that certain comparative amounts

have been revised to conform with the presentation

adopted in the current
period. Additional information relating

to the Bank, including the Bank’s 2025

Annual Information Form, is available

on the Bank’s website at http://www.td.com as
well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S.

securities legislation, including the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (2025 MD&A) in the Bank’s 2025 Annual Report under the heading
“Economic Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment

and Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2025 Accomplishments and Focus for 2026” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2026
and beyond and strategies to achieve them, the regulatory environment in which the Bank operates,

and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as
“will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”,

“goal”, “target”, “possible”, “potential”, “predict”, “project”, “may”, and “could” and similar expressions or variations
thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to
inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties

– many of which are
beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act (BSA)/anti-money laundering

(AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; the
business relationship with The Charles Schwab Corporation through the insured deposit account agreement exposes the Bank to certain risks; technology and cyber security risk (including cyber-attacks, data security
breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of
third-parties; the impact of new and changes to, or application of, current laws, rules and regulations,

including consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance;
increased competition from incumbents and new entrants (including Fintechs and big technology competitors);

shifts in consumer

attitudes and disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop,

and retain key talent; changes in foreign exchange rates, interest rates, credit spreads and equity prices; downgrade,
suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the
interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates
and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the
forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”, under the headings “Key Priorities for 2026” and
“Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2025
Accomplishments and Focus for 2026” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable). Any forward-looking statements
contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the

Bank’s financial position,
objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-
looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 5
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Results of operations
Total revenue – reported $ 15,797 $ 16,585 $ 22,937 $ 32,382 $ 36,986
Total revenue – adjusted 1 16,037 16,629 15,138 32,666 30,168
Provision for (recovery of) credit losses 1,001 1,039 1,341 2,040 2,553
Insurance service expenses (ISE) 1,398 1,622 1,417 3,020 2,924
Non-interest expenses – reported 8,372 8,753 8,139 17,125 16,209
Non-interest expenses – adjusted 1 8,339 8,563 7,908 16,902 15,891
Net income – reported 4,251 4,043 11,129 8,294 13,922
Net income – adjusted 1 4,168 4,216 3,626 8,384 7,249
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 964.3 $ 958.5 $ 936.4 $ 964.3 $ 936.4
Total assets 2,085.1 2,099.3 2,064.3 2,085.1 2,064.3
Total deposits 1,243.4 1,245.1 1,267.7 1,243.4 1,267.7
Total equity 124.3 125.6 126.1 124.3 126.1
Total risk-weighted assets 2 641.4 635.2 624.6 641.4 624.6
Financial ratios
Return on common equity (ROE) – reported
3
14.7% 13.6% 39.1% 14.1% 24.8%
Return on common equity – adjusted
1
14.4 14.2 12.3 14.3 12.7
Return on tangible common equity (ROTCE) 1,3 17.7 16.3 48.0 17.0 31.3
Return on tangible common equity – adjusted 1 17.2 16.9 15.0 17.1 15.9
Efficiency ratio – reported 3 53.0 52.8 35.5 52.9 43.8
Efficiency ratio – adjusted, net of ISE 1,3,4 57.0 57.1 57.6 57.0 58.3
Provision for (recovery of) credit losses

as a % of net

average loans 0.43 0.43 0.58 0.43 0.54
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 2.44 $ 2.35 $ 6.28 $ 4.78 $ 7.81
Diluted 2.43 2.34 6.27 4.77 7.81
Dividends per share 1.08 1.08 1.05 2.16 2.10
Book value per share 3 68.22 68.20 66.75 68.22 66.75
Closing share price (TSX) 5 146.33 127.26 88.09 146.33 88.09
Shares outstanding (millions)
Average basic 1,660.7 1,680.3 1,740.5 1,670.6 1,745.3
Average diluted 1,665.5 1,684.7 1,741.7 1,675.4 1,746.3
End of period 1,652.1 1,671.2 1,722.5 1,652.1 1,722.5
Market capitalization (billions of Canadian dollars) $ 241.7 $ 212.7 $ 151.7 $ 241.7 $ 151.7
Dividend yield 3 3.2% 3.5% 5.0% 3.4% 5.2%
Dividend payout ratio
3
44.1 45.9 16.6 45.0 26.8
Price-earnings ratio 3 17.3 10.3 9.1 17.3 9.1
Total shareholder return (1 year)
3
72.2 60.0 13.6 72.2 13.6
Common share information – adjusted (Canadian dollars) 1
Per share earnings
Basic $ 2.39 $ 2.45 $ 1.97 $ 4.84 $ 3.99
Diluted 2.38 2.44 1.97 4.82 3.99
Dividend payout ratio 45.0% 44.0% 53.0% 44.5% 52.4%
Price-earnings ratio 15.9 14.5 11.4 15.9 11.4
Capital ratios 2
Common Equity Tier 1 (CET1) Capital ratio 14.3% 14.5% 14.9% 14.3% 14.9%
Tier 1 Capital ratio 16.0 16.3 16.6 16.0 16.6
Total Capital ratio 17.8 18.1 18.5 17.8 18.5
Leverage ratio 4.5 4.5 4.7 4.5 4.7
Total Loss Absorbing Capacity (TLAC) ratio 31.1 31.1 31.0 31.1 31.0
TLAC Leverage ratio 8.8 8.6 8.7 8.8 8.7
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “How We

Performed” or “How Our Businesses
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
3

For additional information about these metrics, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q2 2026: $14,639 million, Q1 2026: $15,007 million, Q2 2025: $13,721 million, 2026

YTD: $29,646 million, 2025 YTD: $27,244 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 6
3
UPDATE ON THE

REMEDIATION

OF THE U.S. BANK SECRECY ACT/ANTI-MONEY LAUNDERING

PROGRAM AND
ENTERPRISE AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial Crimes

Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset Recovery

Section
and the United States Attorney’s Office for the District

of New Jersey. The full terms of the consent orders and plea agreements are available on the Bank’s issuer
profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the 2025 MD&A.
Update on the Remediation of the U.S.

AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to work on its
management remediation actions (the term

“management remediation actions” is

not a regulatory definition and is considered by

the Bank to consist of the root
cause assessments, data preparation, design,

documentation, frameworks, policies, standards,

training, processes, systems, testing and implementation

of
controls, as well as the hiring of resources)

with significant work and important milestones

remaining in calendar 2026 and calendar 2027

including the Suspicious
Activity Report lookback per the OCC consent

order which management expects

to complete in calendar 2027. For fiscal 2026,

the Bank continues to expect U.S.
BSA/AML remediation and related governance

and control investments to be largely in

line with the previous guidance of approximately

US$500 million pre-tax.
All management remediation actions will

be subject to demonstrated sustainability

and validation by the Bank’s internal audit function

(with such activities currently
planned for calendar 2026 and calendar

2027), as well as the review by the appointed

monitor, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. Following such independent

reviews, testing, and validation, there could

be additional management remediation actions

that would take
place after calendar 2027 in which case the

overall remediation timeline may be extended.

In addition, as the Bank undertakes the lookback

reviews, the Bank
may be required to further expand the

scope of the review, either in terms of the subjects being

addressed and/or the time period reviewed.

The following graph
illustrates the Bank’s expected remediation plan

and progress on a calendar year basis,

based on its work to date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of remediation activities,

including the
completion of lookback reviews. The Bank’s

ability to meet its planned remediation

milestones assumes that the Bank will be able

to successfully execute against
its U.S. BSA/AML remediation program plan,

which is subject to inherent risks and uncertainties

including the Bank’s ability to attract and retain key

employees,
the ability of third parties to deliver on their

contractual obligations, the successful development

and implementation of required technology

solutions, and data
availability to complete the required lookback

reviews. Furthermore, the execution

of the U.S. BSA/AML remediation plan,

including these planned milestones, will
not be entirely within the Bank’s control because

of various factors such as (i) the requirement

to obtain regulatory approval

or non-objection before proceeding
with various steps, and (ii) the requirement

for the various deliverables to be acceptable

to the regulators and/or the monitor. As of the date hereof, the

Bank
believes that it and its applicable U.S. subsidiaries

have taken such actions as are required

of them to date under the terms of the consent

orders and plea
agreements and is not aware of them being in

breach of the same. For information

about the Bank’s AML governance framework,

see the “Managing Risk” section
of the Bank’s 2025 Annual Report.
While substantial work remains, the

Bank is making progress on remediating

and strengthening its U.S. BSA/AML program

as previously disclosed including
continued improvements through:

1)

continued maturation of transaction monitoring

and investigation processes;
2)

enhancements to the new Know Your Customer (KYC) platform which now includes an improved customer risk

rating model and is expected to
provide more accurate, timely and consistent

risk assessments across U.S. Banking’s client

population;
3)

additional enhancements to the Financial

Crime Risk Management (FCRM) training

program with improved controls, providing

insights into training
effectiveness, completion metrics, and workforce

readiness;
4)

improvements to front-line onboarding

systems for Money Service Businesses, providing

U.S. Banking employees with the ability to

sustainably
identify, detect and manage Money Service Businesses going

forward; and
5)

completion by the third-party vendor of

the first population of lookback reviews.

Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

further deployments of the new KYC

platform;
2)

further deployments of machine learning

and specialized AI;
3)

continued data enhancements with the deployment

of dedicated FCRM data environments

which will create a single source of truth

in support of
advanced detection capabilities;
4)

continued

enhancements to its financial crime risk assessment

methodologies and processes;
3

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertaint ies and may vary based on (i) the scope of work in the
U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses, (ii) actual third party monitor and lookback review costs which could vary from initial estimates and are not entirely within the control of the Bank, as well as (iii) the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Banking segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 7
5)

continued training and development of colleagues;

and
6)

continued execution of lookback reviews as required

under the OCC and FinCEN consent orders.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions” is not a regulatory definition and

is considered by the Bank to consist

of root cause assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (FINTRAC)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program” above). In particular, as the Bank

continues its remediation and improvement activities

of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s
FCRM investigations processing that the

Bank currently faces, but is working

towards remediating, across the Bank. In

addition, on an ongoing basis, the Bank will
continue to review and assess whether issues

identified in one jurisdiction have an impact

in other jurisdictions. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program, which

may result in additional regulatory actions.

These issues identified
through the Bank’s own review or by the Bank’s regulators

or law enforcement agencies may

broaden the scope of the remediation and improvements

required for
the Enterprise AML Program.

While substantial work remains, the

Bank is making progress on remediating

and strengthening the Enterprise AML

Program as previously disclosed, including:
1) advanced transaction monitoring capabilities,

including enhanced scenario coverage;
2) strengthened governance and first-line engagement

in managing financial crime risks via dedicated

governance forums; and
3) updated FCRM training standards to

strengthen and align requirements globally.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

Enterprise AML Program,

including:

1)

continued progress on clearing operational

backlogs;
2)

ongoing advancements in transaction monitoring

capabilities;

and
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 8
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves 28.1 million clients in four

key businesses operating in a number of

locations in financial centres around the

globe: Canadian Personal and
Commercial Banking, including TD Canada

Trust and TD Auto Finance Canada; U.S. Banking,

including TD Auto Finance U.S., and TD

Wealth (U.S.); Wealth
Management and Insurance, including

TD Wealth (Canada), TD Direct Investing, and

TD Insurance; and Wholesale Banking, including

TD Securities and TD
Cowen. TD also ranks among North America’s leading

digital banks,

with more than 13 million active mobile users

in Canada and the U.S. TD had $2.1 trillion

in
assets on April 30, 2026. The Toronto-Dominion Bank trades under the symbol

“TD” on the Toronto Stock Exchange and New York Stock Exchange.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
Investment in The Charles Schwab Corporation

(“Schwab”) and Insured Deposit Account

(IDA) Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. The Bank
discontinued recording its share of earnings

available to common shareholders from

its investment in Schwab following

the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Banking segment reflected the Bank’s

share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was

reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through the
insured deposit account agreement (“Schwab

IDA Agreement”).
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034. Pursuant

to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further

details on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income $ 8,861 $ 8,789 $ 8,125 $ 17,650 $ 15,991
Non-interest income 6,936 7,796 14,812 14,732 20,995
Total revenue 15,797 16,585 22,937 32,382 36,986
Provision for (recovery of) credit losses 1,001 1,039 1,341 2,040 2,553
Insurance service expenses 1,398 1,622 1,417 3,020 2,924
Non-interest expenses 8,372 8,753 8,139 17,125 16,209
Income before income taxes and share

of net income from
investment in Schwab 5,026 5,171 12,040 10,197 15,300
Provision for (recovery of) income taxes 775 1,128 985 1,903 1,683
Share of net income from investment in

Schwab
– – 74 – 305
Net income – reported 4,251 4,043 11,129 8,294 13,922
Preferred dividends and distributions on other

equity instruments
202 101 200 303 286
Net income available to common shareholders $ 4,049 $ 3,942 $ 10,929 $ 7,991 $ 13,636

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 9
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “How

We Performed”

or “How Our
Businesses Performed” sections of this document.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Operating results – adjusted
Net interest income 1,2 $ 8,904 $ 8,833 $ 8,208 $ 17,737 $ 16,128
Non-interest income 3 7,133 7,796 6,930 14,929 14,040
Total revenue 16,037 16,629 15,138 32,666 30,168
Provision for (recovery of) credit losses 1,001 1,039 1,341 2,040 2,553
Insurance service expenses 1,398 1,622 1,417 3,020 2,924
Non-interest expenses 4 8,339 8,563 7,908 16,902 15,891
Income before income taxes and share of net income from
investment in Schwab 5,299 5,405 4,472 10,704 8,800
Provision for (recovery of) income taxes 5 1,131 1,189 929 2,320 1891
Share of net income from investment in Schwab 6 – – 83 – 340
Net income – adjusted 4,168 4,216 3,626 8,384 7,249
Preferred dividends and distributions on other equity instruments 202 101 200 303 286
Net income available to common shareholders –

adjusted
3,966 4,115 3,426 8,081 6,963
Pre-tax adjustments for items of note
Amortization of acquired intangibles 7 (33) (34) (43) (67) (104)
Restructuring charges 4 – (200) (163) (200) (163)
Acquisition and integration-related charges 4 – – (34) – (86)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (43) (44) (47) (87) (101)
Gain on sale of Schwab shares 3 – – 8,975 – 8,975
Balance sheet restructuring 2,3 – – (1,129) – (2,056)
Federal Deposit Insurance Corporation (FDIC) special assessment 4 – 44 – 44 –
Change in partnership share in the U.S. strategic cards

portfolio
3 (197) – – (197) –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (8) (16) (17)
Restructuring charges – (52) (41) (52) (41)
Acquisition and integration-related charges – – (8) – (19)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(10) (12) (12) (22) (25)
Gain on sale of Schwab shares 5 (288) – 407 (288) 407
Balance sheet restructuring – – (282) – (513)
FDIC special assessment – 11 – 11 –
Change in partnership share in the U.S. strategic cards

portfolio
(50) – – (50) –
Total adjustments for items

of note
83 (173) 7,503 (90) 6,673
Net income available to common shareholders – reported $ 4,049 $ 3,942 $ 10,929 $ 7,991 $ 13,636
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income (NII) – Q2 2026: ($43)

million, Q1 2026: ($44) million,
2026 YTD: ($87) million, Q2 2025: ($47) million, 2025 YTD: ($101) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring – Q2 2025: $36 million, 2025 YTD: $36 million in respect of U.S. Banking activities, reported in the U.S. Banking segment.
3

Adjusted non-interest income excludes the following items

of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – Q2 2025: $8,975 million, 2025 YTD: $8,975 million, reported in the Corporate segment;
ii.

Balance sheet restructuring – Q2 2025: $1,093 million, 2025 YTD: $2,020 million in respect of U.S. Banking activities, reported in the U.S. Banking segment; and
iii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million, 2026 YTD: $197 million, reported in the U.S. Banking segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q2 2026: $33 million, Q1 2026: $34 million, 2026 YTD: $67 million, Q2

2025: $34 million, 2025 YTD: $69 million, reported in the Corporate segment;
ii.

Restructuring charges – Q1 2026: $200 million, 2026 YTD: $200 million, Q2 2025: $163 million, 2025 YTD:

$163 million, reported in the Corporate segment;

iii.

Acquisition and integration-related charges – Q2 2025: $34 million, 2025 YTD: $86 million, reported in the Wholesale Banking segment; and
iv.

FDIC special assessment – Q1 2026: ($44) million, 2026 YTD: ($44) million, reported in the U.S.

Banking segment.
5

Provision for (recovery of) income taxes includes a tax benefit of $288 million related to the Bank’s gain on sale of Schwab shares in 2025, reported in the Corporate segment in the second quarter of fiscal 2026 upon the
filing of the Bank’s tax return. Refer to “Income Taxes” in the “Financial Results Overview” section of this document for further details.
6

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis. The earnings impact of this item was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q2 2025: $9 million, 2025 YTD: $35 million.
7

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and 6 for amounts.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 10
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Basic earnings per share – reported $ 2.44 $ 2.35 $ 6.28 $ 4.78 $ 7.81
Adjustments for items of note (0.05) 0.10 (4.31) 0.06 (3.82)
Basic earnings per share – adjusted $ 2.39 $ 2.45 $ 1.97 $ 4.84 $ 3.99
Diluted earnings per share – reported $ 2.43 $ 2.34 $ 6.27 $ 4.77 $ 7.81
Adjustments for items of note (0.05) 0.10 (4.30) 0.05 (3.82)
Diluted earnings per share – adjusted $ 2.38 $ 2.44 $ 1.97 $ 4.82 $ 3.99
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Schwab 1
$ – $ – $ 9 $ – $ 35
Wholesale Banking related intangibles
20 20 20 40 41
Other
5 6 6 11 11
Included as items of note
25 26 35 51 87
Software and asset servicing rights
135 135 124 270 243
Amortization of intangibles, net of income

taxes
$ 160 $ 161 $ 159 $ 321 $ 330
1

Included in share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s methodology

for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
based on 11.5% CET1 Capital.
TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Average common equity $ 113,288 $ 115,250 $ 114,585 $ 114,310 $ 110,708
Net income available to common shareholders

– reported
4,049 3,942 10,929 7,991 13,636
Items of note, net of income taxes (83) 173 (7,503) 90 (6,673)
Net income available to common shareholders

– adjusted
$ 3,966 $ 4,115 $ 3,426 $ 8,081 $ 6,963
Return on common equity – reported 14.7% 13.6% 39.1% 14.1% 24.8%
Return on common equity – adjusted 14.4 14.2 12.3 14.3 12.7
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Average common equity $ 113,288 $ 115,250 $ 114,585 $ 114,310 $ 110,708
Average goodwill 18,584 18,751 19,302 18,696 19,207
Average imputed goodwill and intangibles on
investments in Schwab – – 1,304 – 2,924
Average other acquired intangibles 1 303 339 450 322 456
Average related deferred tax liabilities (240) (246) (236) (243) (236)
Average tangible common equity 94,641 96,405 93,765 95,535 88,357
Net income attributable to common
shareholders – reported 4,049 3,942 10,929 7,991 13,636
Amortization of acquired intangibles, net of income

taxes
25 26 35 51 87
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 4,074 3,968 10,964 8,042 13,723
Other items of note, net of income taxes (108) 147 (7,538) 39 (6,760)
Net income available to common shareholders

– adjusted
$ 3,966 $ 4,115 $ 3,426 $ 8,081 $ 6,963
Return on tangible common equity 17.7% 16.3% 48.0% 17.0% 31.3%
Return on tangible common equity – adjusted 17.2 16.9 15.0 17.1 15.9

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 11

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. BANKING SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Banking segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. BANKING TRANSLATED
EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30, 2026 vs. April 30, 2026 vs.
April 30, 2025 April 30, 2025
Increase (Decrease) Increase (Decrease)
U.S. Banking
Total revenue – reported $ (141) $ (236)
Total revenue – adjusted
1
(148) (243)
Non-interest expenses – reported (92) (150)
Non interest expenses – adjusted
1
(92) (151)
U.S. Banking net income excluding Schwab

– reported, after tax
(30) (55)
U.S. Banking net income excluding Schwab

– adjusted, after tax
1
(36) (59)
U.S. Banking net income – reported, after tax (30) (55)
U.S. Banking net income – adjusted, after

tax
1
(36) (59)
Earnings (loss) per share (Canadian dollars)
Basic – reported $ (0.02) $ (0.03)
Basic – adjusted
1
(0.02) (0.04)
Diluted – reported (0.02) (0.03)
Diluted – adjusted
1
(0.02) (0.04)
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2026 2025 2026 2025
U.S. dollar $ 0.730 $ 0.703 $ 0.725 $ 0.704
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the second quarter of 2026. Shareholder

performance indicators help guide

and benchmark the
Bank’s accomplishments. For the purposes of

this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are
prepared in accordance with IFRS. Reported

and adjusted results and items of note are

explained in “Non-GAAP and Other Financial

Measures” in the “How We
Performed” section of this document.
●

Adjusted diluted EPS for the six months ended April

30, 2026, increased 21% from the same

period last year.
●

Adjusted ROTCE for the six months ended

April 30, 2026,

was 17.1%.
●

For the twelve months ended April 30,

2026, the total shareholder return was 72.2%

compared to the Canadian peer
average of 64.0%.
Net Income
Quarterly comparison – Q2 2026 vs. Q2 2025
Reported net income for the quarter was $4,251

million, a decrease of $6,878 million, or 62%,

compared with the second quarter last

year, primarily reflecting the
gain on the Schwab sale transaction in the prior

year and higher non-interest expenses, partially

offset by higher revenues and lower PCL. On an

adjusted basis,
net income for the quarter was $4,168

million, an increase of $542 million, or 15%,

compared with the second quarter last

year.
By segment, the decrease in reported net income

reflects decreases in the Corporate segment

of $8,151 million, partially offset by increases

in U.S. Banking of
$693 million, in Canadian Personal and

Commercial Banking of $257 million, in

Wholesale Banking of $193 million, and in Wealth Management

and Insurance of
$130 million.
Quarterly comparison – Q2 2026 vs. Q1 2026

Reported net income for the quarter increased

$208 million, or 5%, compared with the prior

quarter, primarily reflecting the current quarter impact

of a tax benefit
related to the prior year's Schwab sale, lower

insurance service expenses and restructuring

charges in the prior quarter, partially offset by decreased revenues including the receivable adjustment in the U.S.

strategic cards portfolio.

Adjusted net income for the quarter decreased

by $48 million, or 1%, compared with

the
prior quarter.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $423 million, in Wealth Management and

Insurance of
$80 million, in Wholesale Banking of

$51 million, partially offset by decreases in U.S.

Banking of $227 million and in Canadian Personal

and Commercial Banking
of $119 million.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Reported net income of $8,294 million, decreased

$5,628 million, or 40% compared

with the same period last year. The decrease primarily reflects the gain on the
Schwab sale transaction in the prior year and

higher non-interest expenses, partially offset by higher

revenues. Adjusted net income was $8,384

million, an
increase of $1,135 million, or 16%.
By segment, the decrease in reported net income

reflects decreases in the Corporate segment

of $8,151 million, partially offset by increases

in U.S. Banking of
$1,391 million, in Canadian Personal and

Commercial Banking of $470 million, in Wholesale

Banking of $455 million, and in Wealth Management

and Insurance of
$207 million.
Net Interest Income
Quarterly comparison – Q2 2026 vs. Q2 2025
4 Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 12
Reported net interest income for the quarter

was $8,861 million, an increase of $736

million, or 9%, compared with the second quarter

last year, primarily reflecting
volume growth and higher margins in

Canadian Personal and Commercial Banking,

higher net interest income in Wholesale

Banking, and higher product margins
and the adjustment related to certain deferred

product acquisition costs (the "deferred cost

adjustment") in the second quarter last

year in U.S. Banking. On an
adjusted basis, net interest income was $8,904

million, an increase of $696 million, or 8%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$266 million, in Wholesale
Banking of $231 million, in U.S. Banking of

$158 million, in Wealth Management and Insurance

of $61 million, and in the Corporate segment

of $20 million.
Quarterly comparison – Q2 2026 vs. Q1 2026

Reported net interest income for the quarter

increased $72 million, or 1%, compared

with the prior quarter, primarily reflecting higher net interest income in
Wholesale Banking, partially offset by decreased revenues

in Canadian Personal and Commercial

Banking and U.S. Banking reflecting fewer

days in the second
quarter, and the impact of foreign exchange translation.

On an adjusted basis, net interest income

increased $71 million, or 1%.
By segment, the increase in reported net interest

income reflects increases in Wholesale

Banking of $351 million, in Wealth Management

and Insurance of
$17 million, partially offset by a decrease in Canadian

Personal and Commercial Banking of

$105 million, in U.S. Banking of $100 million,

and in the Corporate
segment of $91 million.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Reported net interest income was $17,650

million, an increase of $1,659 million, or 10%,

compared with the same period last year, primarily reflecting volume
growth and higher loan margins in Canadian

Personal and Commercial Banking, higher

revenue from treasury and balance

sheet activities in the Corporate
segment, higher net interest income in

Wholesale Banking, and higher product

margins and the impact of U.S. balance

sheet restructuring activities in U.S.
Banking. On an adjusted basis, net interest

income was $17,737 million, an increase

of $1,609 million, or 10%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$525 million, in U.S. Banking of
$390 million, in the Corporate segment

of $383 million, in Wholesale Banking of

$263 million, and in Wealth Management and

Insurance of $98 million.
Non-Interest Income
Quarterly comparison – Q2 2026 vs. Q2 2025
Reported non-interest income for the quarter

was $6,936 million, a decrease of $7,876

million, or 53%, compared with the second quarter

last year, primarily
reflecting the gain on the Schwab sale transaction

in the prior year in the Corporate segment,

partially offset by higher non-interest income in

U.S. Banking
reflecting the impact of U.S. balance

sheet restructuring activities in the second

quarter last year, and higher fee-based revenues from asset

growth and higher
insurance earned premiums in Wealth Management

and Insurance. On an adjusted basis, non-interest

income was $7,133 million, an increase

of $203 million, or
3%.
By segment, the decrease in reported non-interest

income reflects a decrease in the Corporate

segment of $8,994 million, partially offset by increases

in U.S.
Banking of $872 million, in Wealth Management and

Insurance of $214 million, and in Wholesale

Banking of $33 million.
Quarterly comparison – Q2 2026 vs. Q1 2026
Reported non-interest income for the quarter

decreased by $860 million, or 11%, compared with the prior

quarter, primarily reflecting lower non-interest income in
Wholesale Banking, the receivable adjustment

in the U.S. strategic cards portfolio in

U.S. Banking, and the impact of fewer days

in the second quarter in Wealth
Management and Insurance. On an adjusted

basis, non-interest income decreased $663

million, or 9%.

By segment, the decrease in reported non-interest

income reflects decreases in Wholesale

Banking of $428 million, in U.S. Banking of

$201 million, in Wealth
Management and Insurance of $145 million, in

Canadian Personal and Commercial Banking

of $60 million, and in the Corporate

segment of $26 million.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Reported non-interest income was $14,732

million, a decrease of $6,263 million, or 30%,

compared with the same period last year, primarily reflecting the gain on
the Schwab sale transaction in the prior

year in the Corporate segment, partially

offset by higher non-interest income in U.S. Banking

reflecting the impact of U.S.
balance sheet restructuring activities in the

prior year, higher fee based revenue, insurance earned

premiums, transaction revenue in Wealth Management

and
Insurance, and higher non-interest income

in Wholesale Banking. Adjusted non-interest

income was $14,929 million, an increase

of $889 million, or 6%.
By segment, the decrease in reported non-interest

income reflects a decrease in the Corporate

segment of $9,010 million, partially offset by increases

in U.S.
Banking of $1,779 million, in Wealth Management

and Insurance of $485 million, in Wholesale

Banking of $471 million, and in Canadian

Personal and Commercial
Banking of $12 million.
Provision for Credit Losses
Quarterly comparison – Q2 2026 vs. Q2 2025
PCL for the quarter was $1,001 million, a decrease

of $340 million compared with the

second quarter last year. PCL – impaired was $973 million,

an increase of
$27 million, or 3%, largely reflecting credit

migration in the Canadian and U.S. consumer

and Wholesale lending portfolios, partially offset

by lower provisions in the
Canadian commercial lending portfolio.

PCL – performing was a build of $28 million,

a decrease of $367 million compared

with the second quarter last year. The
current quarter performing provisions reflect

an update to the macroeconomic outlook,

and credit migration, partially offset by migration

of performing reserves to
impaired in Wholesale Banking.

Total PCL for the quarter as an annualized percentage of credit volume was

0.43%.

By segment, PCL was lower by $124

million in Canadian Personal and Commercial

Banking, by $100 million in U.S. Banking,

by $71 million in the Corporate
segment,

and by $45 million in Wholesale Banking.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 13

Quarterly comparison – Q2 2026 vs. Q1 2026

PCL for the quarter was $1,001 million, a decrease

of $38 million compared with the prior

quarter. PCL – impaired was $973 million, a decrease

of $191 million, or
16%, largely driven by lower credit migration

in Wholesale Banking and U.S Banking.

PCL – performing was a build of $28

million, compared with a recovery of
$125 million in the prior quarter. The current quarter performing provisions reflect an update to the macroeconomic

outlook, and credit migration, partially offset by
migration of performing reserves to impaired

in Wholesale Banking.

Total PCL for the quarter as an annualized percentage of credit volume was

0.43%.

By segment, PCL was higher by $62

million in Canadian Personal and Commercial

Banking, by $47 million in U.S Banking,

and lower by $94 million in
Wholesale Banking, and by $53

million in the Corporate segment.
Looking forward, while results may vary by

quarter, and are subject to changes to economic conditions,

we continue to expect fiscal 2026 PCLs to fall

within a
range of 40 to 50 basis points
.
Year-to-date comparison – Q2 2026 vs. Q2 2025
PCL was $2,040 million, a decrease

of $513 million compared with the same period

last year. PCL – impaired was

$2,137 million, a decrease of $25 million, largely
driven by lower provisions in the U.S. and

Canadian commercial and U.S. consumer

lending portfolios, partially offset by credit

migration in the Canadian
consumer lending portfolios, and a small number

of impairments in Wholesale Banking. PCL

– performing was a recovery of $97 million,

compared with a build of
$391 million in the same period last year.

The current year performing recovery

largely reflects migration from performing

to impaired and an update to the
macroeconomic outlook,

partially offset by credit migration in

the Canadian consumer lending portfolios.

Total PCL as an annualized percentage

of credit volume
was 0.43%.
By segment, PCL was lower by $209

million in Canadian Personal and Commercial

Banking, by $256 million in U.S. Banking,

by $103

million in the Corporate
segment, and higher by $55 million in Wholesale

Banking.
TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 465 $ 424 $ 428 $ 889 $ 887
U.S. Banking 332 394 309 726 838
Wholesale Banking 80 216 61 296 94
Corporate 2 96 130 148 226 343
Total provision for (recovery of) credit losses – Stage 3 973 1,164 946 2,137 2,162
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial

Banking
33 12 194 45 256
U.S. Banking 10 (99) 133 (89) 55
Wholesale Banking (2) (44) 62 (46) 101
Corporate 2 (13) 6 6 (7) (21)
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 28 (125) 395 (97) 391
Total provision for (recovery of) credit losses $ 1,001 $ 1,039 $ 1,341 $ 2,040 $ 2,553
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q2 2026 vs. Q2 2025
Insurance service expenses for the quarter

were $1,398 million, relatively flat compared

with the second quarter last year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Insurance service expenses decreased $224

million, or 14%, compared with the prior quarter, mainly driven by lower claims frequency as well as reserve

releases
related to prior years.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Insurance service expenses were $3,020

million, an increase of $96 million, or 3%,

compared with the same period last year, primarily due to

business growth and
increased claims severity, partially offset by lower losses from catastrophe claims.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q2 2026 vs. Q2 2025
Reported non-interest expenses were $8,372

million, an increase of $233 million, or 3%,

compared with the second quarter last

year, primarily reflecting higher
governance and control investments,

including costs for U.S. BSA/AML remediation,

and higher spend supporting business growth

initiatives including employee-
related expenses, partially offset by restructuring

charges in the second quarter last year. On an adjusted basis, non-interest expenses were $8,339 million, an
increase of $431 million, or 5%. The

Bank continues to expect fiscal 2026 adjusted

expense growth, assuming fiscal 2025

levels of variable compensation, foreign
exchange translation, and U.S. strategic

cards portfolio impact, to be at the previously

communicated 3% to 4% range, reflecting

investments supporting business
growth and investments in governance and

control, net of expected productivity and restructuring

savings
.
5
The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions,

inclusive of policy and trade uncertainty.
The Bank’s PCL estimate is subject to risks and uncertainties including those set out in the “Risk Factors That May Affect Future Results” section of this document.
6
The Bank’s expectations regarding expense growth are based on the Bank’s assumptions regarding certain factors, including governance and control investments, timing of business investments, employee-related expenses, foreign exchange impact, gross-up of the retailer program partners’ share of PCL for the Bank’s U.S. strategic cards portfolio (“SCP Impact”), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank’s fiscal 2026 adjusted expenses will be the same as the Bank’s fiscal 2025 adjusted expenses: (i) variable compensation in Wholesale Banking and Wealth Management, (ii) foreign exchange translation, and (iii) SCP Impact. For reference, in the second quarter of 2026, variable compensation, foreign exchange translation, and the SCP impact, in the aggregate, accounted for approximately 2% of the year-over-year 5% increase in adjusted non-interest expenses. The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including the accuracy of the Bank’s employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, and unexpected expenses such as legal matters. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 14
By segment, the increase in reported non-interest

expenses reflects increases in U.S.

Banking of $138 million, in Wealth Management

and Insurance of
$118 million, in Wholesale Banking of $48 million, and in Canadian

Personal and Commercial Banking

of $36 million, partially offset by a decrease in the
Corporate segment of $107 million.

The Bank’s reported efficiency ratio was 53.0%, compared

to 35.5% in the second quarter last year. The Bank’s adjusted efficiency ratio, net of ISE was 57.0%,
compared with 57.6%

in the second quarter last year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Reported non-interest expenses decreased

$381 million, or 4%, compared with the prior

quarter, primarily reflecting restructuring charges in the prior quarter and
lower employee-related expenses. Adjusted

non-interest expenses decreased $224

million, or 3% compared with the prior quarter.

By segment, the decrease in reported non-interest

expenses reflects decreases in the

Corporate segment of $267 million, in

Canadian Personal and
Commercial Banking of $59 million, in Wholesale

Banking of $54 million, and in Wealth Management

and Insurance of $9 million, partially

offset by increases in
U.S. Banking of $8 million.
The Bank’s reported efficiency ratio was 53.0%, compared

with 52.8% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 57.0%, compared
with 57.1% in the prior quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Reported non-interest expenses of $17,125

million increased $916 million, or 6%, compared

with the same period last year, primarily reflecting higher investments in governance and controls, including

costs for U.S. BSA/AML remediation, and higher

spend supporting business growth initiatives including

employee-related
expenses. On an adjusted basis, non-interest

expenses were $16,902 million, an increase

of $1,011 million, or 6%.
By segment, the increase in reported non-interest

expenses reflects increases in the

Corporate segment of $314 million, in

U.S. Banking of $226 million, in
Wealth Management and Insurance of $203 million,

in Canadian Personal and Commercial

Banking of $97 million, and in Wholesale Banking

of $76 million.
The Bank’s reported efficiency ratio was 52.9%, compared

with 43.8% in the same period last year. The Bank’s adjusted efficiency ratio, net of ISE was 57.0%,
compared with 58.3% in the same period last

year.
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 15.4% for the current quarter, compared with 8.2% in the second quarter last year and 21.8% in

the
prior quarter. The year-over-year increase primarily reflects the tax impact on the disposition of Schwab

shares in the prior year. The quarter-over-quarter
decrease primarily reflects the current quarter

adjustment to the Bank's estimate of taxes

owed on the gain from its disposition of

Schwab shares in the prior year.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 21.3%

for the current quarter, compared with 20.8% in the
second quarter last year and 22.0% in

the prior quarter. The year-over-year increase primarily reflects the impact of higher adjusted pre-tax income,

partially offset
by changes in earnings mix. The quarter-over-quarter

decrease primarily reflects changes in

earnings mix.
TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Income taxes at Canadian statutory income

tax rate

$ 1,397 27.8% $ 1,438 27.8% $ 3,347 27.8% $ 2,835 27.8% $ 4,253 27.8%
Increase (decrease) resulting from:
Rate differentials on international operations
1
(591) (11.8) (276) (5.3) (2,303) (19.1) (867) (8.5) (2,502) (16.4)
Other (31) (0.6) (34) (0.7) (59) (0.5) (65) (0.6) (68) (0.4)
Provision for income taxes and effective
income tax rate – reported $ 775 15.4% $ 1,128 21.8% $ 985 8.2% $ 1,903 18.7% $ 1,683 11.0%
Total adjustments for items of note 356 61 (56) 417 208
Provision for income taxes and effective
income tax rate – adjusted $ 1,131 21.3% $ 1,189 22.0% $ 929 20.8% $ 2,320 21.7% $ 1,891 21.5%
1

These amounts reflect tax credits as well as international earnings mix.
Income Tax Adjustment on the Gain on Sale of Schwab Shares
In the current quarter, the Bank revised its estimate of

taxes owed on the gain from its disposition

of Schwab shares in the prior year. The revision reflects

the
Bank's most recent tax filings and includes

previously inestimable information.

The revision reduced the Bank's provision

for income taxes by $288 million and was
reflected as an item of note in the Corporate

segment results.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 15
ECONOMIC SUMMARY AND OUTLOOK

The global economic outlook continues to

slow in calendar 2026. The conflict in the

Middle East and resulting surge in oil prices has already

lifted inflation and is
expected to continue to put downward pressure

on global growth. The conflict has also increased

volatility in financial and commodity markets

due to uncertainty
over the duration of restricted oil flows

through the Strait of Hormuz and elevated

oil prices. While some economies, including

parts of Europe, may see a modest
pickup in economic activity from higher government

spending later in the year, the near-term fallout from the oil supply crunch will remain a dominant theme
weighing on growth in much of Asia and Europe.
Incoming data suggest that the U.S. economy

has remained resilient despite a fluid policy

backdrop. Activity through the first calendar

quarter of 2026 was
supported by continued AI-related capital

spending (shifting from construction toward

equipment and software) and a rebound

in government activity after last
year's shutdown. Consumer spending

was a soft spot, in part reflecting bad weather

and, more recently, higher gasoline prices. Looking ahead, TD Economics expects tax cuts, continued investments in

AI, and a business-friendly regulatory environment

to help sustain the expansion. However, the pace of

growth will
remain sensitive to labour market conditions,

energy-price volatility and the evolution

of trade policy.
Hiring in the U.S. was volatile through

the first quarter of calendar 2026, but looking

past the month-to-month volatility, the trend indicates job growth has picked
up from an anemic pace at the end of last

year alongside a stabilization in the unemployment

rate. Inflation pressures have also picked

up, reflecting both the
pass-through from tariffs and higher energy prices.

We expect core inflation to drift higher in

the coming months reflecting the knock-on

effects of higher energy
costs. As a result, the Federal Reserve is likely

to leave the federal funds rate unchanged

at a range of 3.5%-3.75% this year. Should the supply

shocks fade and
inflation trends improve, TD Economics

forecasts that the Federal Reserve would lower

the policy rate towards estimates of a “neutral”

level at 3.25%-3.50% in
2027. The timing and pace of interest rate

moves will depend on whether job growth

weakens further and whether inflationary pressures

prove more persistent
than expected.
Canada’s economy has continued to expand at

a modest pace. The impact of U.S. tariffs is evident

both directly, via weaker exports in affected sectors, and
indirectly, through elevated uncertainty that has tempered hiring and delayed some investment decisions.

Overall, Canada's labour market has shown

a lack of
dynamism. So far this year, total employment has declined

by a modest 28,000 per month on average.

Slower population growth has reduced

labour force growth,
which has kept the unemployment rate in

a still-elevated range of 6.5%-7%. Looking

ahead in 2026, a modest improvement in

the economy is expected alongside
a gradual improvement in housing activity, public infrastructure and defense outlays, and some firming in

business investment. However, the risks to the outlook
remain highly sensitive to geopolitical events

and U.S. trade policy.
The Canadian central bank has maintained

a steady policy stance in 2026, keeping

the overnight rate at 2.25% after substantial

easing since mid-2024. TD
Economics expects no change in the policy

interest rate through the remainder of 2026.

Due to the economy having excess supply

and a weakened economic
growth profile, this is expected to outweigh

any near-term rise in inflation within the

conditions evaluated by the Bank of Canada.

Once the conflict subsides, a
generally weaker U.S. dollar and a smaller

gap between U.S. and Canadian short-term interest

rates are expected to lift the Canadian dollar. TD Economics expects the Canadian dollar to appreciate to

the 74-75 U.S. cent range by late-2026, although

the outcome of U.S. trade policy will be a

key determinant for timing
and direction.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the
Corporate segment. Effective June 1, 2026, the Bank

will implement a reorganization within

the Canadian Personal and Commercial Banking

segment, whereby
Small Business Banking will transition from

Canadian Business Banking to Canadian

Personal Banking.

The reorganization will not impact the segment’s
reporting.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2025 MD&A, and Note

27 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2025.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $18

million, compared with
$17 million in the prior quarter and $13 million

in the second quarter last year.
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in non-interest

expenses, resulting in no impact to the

Corporate segment’s
reported net income (loss). The net income

included in the U.S. Banking segment includes

only the portion of revenue and credit

losses attributable to TD under
the agreements.
Effective the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged
investments accounted for using the equity

method which are reclassified to provision for income

taxes. This allows the Bank to measure the

effective tax rate for
U.S. Banking consistently with similar institutions.

The adjustment between non-interest income

and provision for income taxes reflected in

U.S. Banking results is
reversed in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in the first quarter

of 2026.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Banking segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Beginning in the third quarter of fiscal 2025,

the U.S. Banking segment no longer includes

contributions from Schwab
and consequently discussions of the U.S. Banking

segment’s performance exclude Schwab.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 16
7
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income $ 4,289 $ 4,394 $ 4,023 $ 8,683 $ 8,158
Non-interest income 967 1,027 968 1,994 1,982
Total revenue 5,256 5,421 4,991 10,677 10,140
Provision for (recovery of) credit losses –

impaired
465 424 428 889 887
Provision for (recovery of) credit losses –

performing
33 12 194 45 256
Total provision for (recovery of) credit losses 498 436 622 934 1,143
Non-interest expenses 2,088 2,147 2,052 4,235 4,138
Provision for (recovery of) income taxes 745 794 649 1,539 1,360
Net income $ 1,925 $ 2,044 $ 1,668 $ 3,969 $ 3,499
Selected volumes and ratios
Return on common equity 1 31.3% 32.1% 28.9% 31.7% 30.2%
Net interest margin (including on securitized

assets)
2 2.85 2.83 2.82 2.84 2.82
Efficiency ratio 39.7 39.6 41.1 39.7 40.8
Number of Canadian retail branches

at period end
1,042 1,043 1,059 1,042 1,059
Average number of full-time equivalent staff 3 33,159 33,660 32,152 33,414 32,204
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q2 2026 vs. Q2 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$1,925 million, an increase of $257

million, or 15%, compared with the second
quarter last year, primarily reflecting higher revenue and lower

PCL. The annualized ROE for the quarter

was 31.3%, compared with 28.9% in the

second quarter
last year.
Revenue for the quarter was $5,256 million, an

increase of $265 million, or 5%,

compared with the second quarter last year. Net interest income was
$4,289 million, an increase of $266 million, or

7%, primarily reflecting volume growth

and higher margins. Average loan volumes

increased $32 billion, or 6%,
reflecting 5% growth in personal loans and

7% growth in business loans. Average deposit

volumes increased $12 billion, or 3%, reflecting

1% growth in personal
deposits and 5% growth in business deposits.

Net interest margin was 2.85%, an increase

of 3 basis points (bps), primarily due to higher

margins on loans and
deposits, partially offset by changes in balance

sheet mix. Non-interest income was $967

million, relatively flat compared with the second

quarter last year.
PCL for the quarter was $498 million, a decrease

of $124 million compared with the second

quarter last year. PCL – impaired was $465 million, an increase of
$37 million, or 9%, largely reflecting credit

migration in the consumer lending portfolios, partially

offset by lower provisions in the commercial lending

portfolio. PCL
– performing was $33 million, a decrease of

$161 million compared with the second quarter

last year. The performing provisions this quarter were largely driven by
the consumer lending portfolios reflecting an

update to the macroeconomic outlook.

Total PCL as an annualized percentage of credit volume was 0.33%, a decrease of 11 bps compared with the second quarter last year.
Non-interest expenses for the quarter were $2,088

million, an increase of $36 million, or 2%,

compared with the second quarter last

year, primarily reflecting
higher employee-related expenses.
The efficiency ratio for the quarter was 39.7%, compared

with 41.1% in the second quarter last

year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Canadian Personal and Commercial

Banking net income for the quarter was

$1,925 million, a decrease of $119 million, or 6%, compared

with the prior quarter,
primarily reflecting the impact of fewer days

in the second quarter and higher PCL.

The annualized ROE for the quarter

was 31.3%, compared with 32.1% in the
prior quarter.
Revenue decreased $165 million, or 3%,

compared with the prior quarter. Net interest income decreased

$105 million, or 2%, primarily reflecting fewer

days in
the second quarter. Average loan volumes increased $3 billion,

while average deposit volumes decreased

$2 billion. Net interest margin was 2.85%,

an increase
of 2 bps, primarily due to higher margins on loans

and deposits, partially offset by changes in balance

sheet mix. As we look forward to the third

quarter, based on
current rate and competitive market dynamics,

we expect net interest margin to be relatively

stable, similar to this quarter's results
.

Non-interest income
decreased $60 million, or 6%, compared with

the prior quarter, reflecting lower fee revenue.
PCL for the quarter was $498 million, an increase

of $62 million compared with the prior

quarter. PCL – impaired was $465 million, an increase

of $41 million, or
10%, largely reflecting higher provisions in

the commercial lending portfolio. PCL –

performing was $33 million, an increase

of $21 million compared with the prior
quarter. The performing provisions this quarter were largely driven by the consumer lending portfolios

reflecting an update to the macroeconomic

outlook. Total
PCL as an annualized percentage of credit

volume was 0.33%, an increase of 5 bps

compared with the prior quarter.
Non-interest expenses decreased $59 million, or

3%, compared with the prior quarter, primarily reflecting

fewer days in the second quarter.

The efficiency ratio was 39.7%, compared with 39.6%

in the prior quarter
Year-to-date comparison – Q2 2026 vs. Q2 2025
Canadian Personal and Commercial

Banking net income for the six months ended

April 30, 2026, was $3,969 million, an increase

of $470 million, or 13%,
compared with the same period last year, reflecting higher

revenue and lower PCL, partially offset by higher

non-interest expenses. The annualized

ROE for the
period was 31.7%, compared with 30.2% in

the same period last year.
Revenue for the period was $10,677 million,

an increase of $537 million, or 5%, compared

with the same period last year. Net interest income was
$8,683 million, an increase of $525 million, or

6%, compared with the same period last

year, primarily reflecting volume growth and higher loan

margins. Average
loan volumes increased $32 billion, or 5%,

reflecting 5% growth in personal loans

and 6% growth in business loans. Average deposit

volumes increased
$14 billion, or 3%, reflecting 2% growth in

personal deposits and 5% growth in business

deposits. Net interest margin was 2.84%,

an increase of 2 bps, primarily
due to higher margins on loans and deposits,

partially offset by changes in balance sheet

mix. Non-interest income was $1,994

million, an increase of $12 million,
or 1%, reflecting business growth.

The Bank’s Q3 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of this document.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 17
PCL was $934 million, a decrease of $209

million compared with the same period last

year. PCL – impaired was $889 million, an increase of

$2 million,
relatively flat compared with the same period

last year, reflecting credit migration in the consumer lending portfolios, largely offset by lower provisions in the
commercial lending portfolio. PCL – performing

was $45 million, a decrease of $211 million compared with the same period last year. The current year performing
provisions were largely related to credit

migration in the consumer lending portfolios

and volume growth, partially offset by the impact

of a model update in the
other personal lending portfolios. Total PCL as an annualized percentage of credit volume was 0.31%, a decrease of

8 bps compared with the same period last
year.
Non-interest expenses were $4,235 million,

an increase of $97 million, or 2%, compared

with the same period last year, reflecting higher employee-related expenses.
The efficiency ratio was 39.7%, compared with 40.8%

for the same period last year.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 18
TABLE 12: U.S. BANKING
(millions of dollars, except as noted) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
Canadian Dollars 2026 2026 2025 2026 2025
Net interest income – reported $

3,196
$

3,296
$

3,038
$

6,492
$

6,102
Net interest income – adjusted
1,2

3,196

3,296

3,074

6,492

6,138
Non-interest income (loss) – reported
3

588

789
(284)

1,377
(402)
Non-interest income – adjusted 1,3,4

785

789

809

1,574

1,618
Total revenue – reported

3,784

4,085

2,754

7,869

5,700
Total revenue – adjusted
1

3,981

4,085

3,883

8,066

7,756
Provision for (recovery of) credit losses –

impaired

332

394

309

726

838
Provision for (recovery of) credit losses –

performing

10
(99)

133
(89)

55
Total provision for (recovery of) credit losses

342

295

442

637

893
Non-interest expenses – reported

2,476

2,468

2,338

4,944

4,718
Non-interest expenses – adjusted 1,5

2,476

2,512

2,338

4,988

4,718
Provision for (recovery of) income taxes – reported 3

153

282
(68)

435
(96)
Provision for (recovery of) income taxes – adjusted 1,3

203

271

214

474

417
U.S. Banking net income excluding Schwab

– reported

813

1,040

42

1,853

185
U.S. Banking net income excluding Schwab

– adjusted
1

960

1,007

889

1,967

1,728
Share of net income from investment in

Schwab
6,7 – –

78
–

277
U.S. Banking net income – reported $

813
$

1,040
$

120
$

1,853
$

462
U.S. Banking net income – adjusted
1

960

1,007

967

1,967

2,005
U.S. Dollars
Net interest income – reported $

2,332
$

2,372
$

2,136
$

4,704
$

4,296
Net interest income – adjusted
1,2

2,332

2,372

2,161

4,704

4,321
Non-interest income (loss) – reported 3

430

569
(193)

999
(275)
Non-interest income – adjusted 1,3,4

574

569

570

1,143

1,140
Total revenue – reported

2,762

2,941

1,943

5,703

4,021
Total revenue – adjusted
1

2,906

2,941

2,731

5,847

5,461
Provision for (recovery of) credit losses –

impaired

243

284

216

527

587
Provision for (recovery of) credit losses –

performing

7
(72)

95
(65)

42
Total provision for (recovery of) credit losses

250

212

311

462

629
Non-interest expenses – reported

1,807

1,778

1,644

3,585

3,319
Non-interest expenses – adjusted 1,5

1,807

1,810

1,644

3,617

3,319
Provision for (recovery of) income taxes – reported 3

110

204
(47)

314
(67)
Provision for (recovery of) income taxes – adjusted 1,3

147

196

150

343

293
U.S. Banking net income excluding Schwab

– reported

595

747

35

1,342

140
U.S. Banking net income excluding Schwab

– adjusted
1

702

723

626

1,425

1,220
Share of net income from investment in

Schwab
6,7 – –

54
–

196
U.S. Banking net income – reported $

595
$

747
$

89
$

1,342
$

336
U.S. Banking net income – adjusted
1

702

723

680

1,425

1,416
Selected volumes and ratios
U.S. Banking return on common equity excluding

Schwab – reported
8

8.2
%

9.9
%

0.5
%

9.0
%

0.9
%
U.S. Banking return on common equity excluding

Schwab – adjusted
1,8

9.6

9.6

8.3

9.6

7.9
U.S. Banking return on common equity – reported 8

8.2

9.9

1.1

9.0

2.1
U.S. Banking return on common equity – adjusted
1,8

9.6

9.6

8.8

9.6

8.7
Net interest margin – reported 9

3.41

3.38

3.00

3.40

2.93
Net interest margin – adjusted 1,9

3.41

3.38

3.04

3.40

2.95
Efficiency ratio – reported 3

65.4

60.5

84.6

62.9

82.5
Efficiency ratio – adjusted 1,3

62.2

61.5

60.2

61.9

60.8
Assets under administration (billions of U.S.

dollars)
10
$

46
$

47
$

45
$

46
$

45
Assets under management (billions of U.S.

dollars)
10

11

11

9

11

9
Number of U.S. banking stores

1,048

1,049

1,137

1,048

1,137
Average number of full-time equivalent staff

30,326

29,877

28,604

30,098

28,437
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section, and the Glossary of this document.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – Q2 2025: $36 million or US$25 million ($26 million or US$19 million after tax),
2025 YTD: $36 million or US$25 million ($26 million or US$19 million after tax).
3

Effective the first quarter of 2026, non-interest income within U.S. Banking is adjusted for the Bank’s share of losses from community-based tax-advantaged investments accounted for using the equity method which are reclassified to provision for income taxes. The adjustment between non-interest income and provision for income taxes reflected in U.S. Banking results is reversed in the Corporate segment. The adjustment for the quarter was $179 million (US$131 million), compared with $184 million (US$132 million) in the prior quarter, and $161 million (US$113 million) in the second quarter last year, 2026 YTD: $363 million (US$263 million); 2025 YTD: $325 million (US$229 million). Comparative amounts have been reclassified to conform with the presentation adopted in the first quarter of
2026.
4

Adjusted non-interest income excludes the following items of note:
i.

Balance sheet restructuring – Q2 2025: $1,093 million or US$763 million ($821 million or US$572 million after tax), 2025 YTD: $2,020 million or US$1,415 million ($1,517 million or US$1,061 million after tax).
ii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million or
US$144 million ($147 million or US$107 million after tax), 2026 YTD: $197 million or US$144 million ($147 million or US$107 million after tax).
5

Adjusted non-interest expenses exclude the following item of note:
i.

FDIC special assessment – Q1 2026: ($44) million or US($32) million (($33) million or US($24) million after tax), 2026 YTD: ($44) million or US($32) million (($33) million or US($24) million after tax).
6

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to Note 7 of the Bank’s second quarter 2026 Interim Consolidated Financial Statements for further details.
7

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.

8

Capital allocated to the business segment was 11.5% CET1 Capital.
9

Net interest margin is calculated by dividing U.S. Banking segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-
tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
10

For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 19

10
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Discussions of the U.S. Banking segment's

performance exclude Schwab.
Refer to the "Significant Events" section of

the Bank's 2025 Annual Report for

further details.

During the second quarter of fiscal 2026,

the Bank completed the conversion of its Nordstrom

credit card portfolio onto the Bank’s servicing

platform and received
a greater share of revenue and credit losses.

The Bank incurred a charge of $197 million (US$144

million) pre-tax, reflecting an adjustment of

amounts which will
no longer be recovered from Nordstrom for

expected credit losses ("receivable adjustment").
Quarterly comparison – Q2 2026 vs. Q2 2025
U.S. Banking reported net income was $813 million

(US$595

million), an increase of $771

million (US$560

million), compared with the second quarter

last year,
reflecting the impact of U.S. balance

sheet restructuring activities and lower PCL,

partially offset by the receivable adjustment

in the U.S. strategic cards portfolio,
higher governance and control investments,

including costs for U.S. BSA/AML

remediation in the current quarter, and higher

spend supporting business growth
initiatives. U.S. Banking adjusted net income

was $960

million (US$702 million), an increase of

$71 million (US$76

million), or 8% (12% in U.S. dollars), compared
with the second quarter last year, reflecting

lower PCL and the impact of

U.S. balance sheet restructuring activities, partially

offset by higher governance and
control investments, including costs for U.S.

BSA/AML remediation in

the current quarter, and higher spend supporting

business growth initiatives. The reported
and adjusted annualized ROE for the quarter

were 8.2% and 9.6%, respectively, compared

with 0.5% and 8.3%, respectively, in

the second quarter last year.
Reported revenue for the quarter was US$2,762

million, an increase of US$819 million,

or 42%, compared with the second

quarter last year. Adjusted

revenue
for the quarter was US$2,906

million, an increase of US$175

million, or 6%, compared with the second

quarter last year. Reported and adjusted

net interest
income of US$2,332 million, increased US$196

million, or 9%, on a reported basis,

and increased US$171 million, or 8%, on

an adjusted basis, largely reflecting
higher product margins and the deferred

cost adjustment in the second quarter last

year. Reported and adjusted net interest

margin of 3.41%, increased 41 bps on
a reported basis, and increased 37 bps on an

adjusted basis,

due to higher loan and deposit margins,

the impact of U.S. balance sheet restructuring

activities, and
the normalization of elevated liquidity levels (which

positively impacted net interest margin

by 8 bps). Reported non-interest income

was US$430

million, an
increase of US$623

million, compared with the second quarter

last year, reflecting the impact of U.S. balance

sheet restructuring activities in the second quarter
last year, partially offset by the receivable adjustment

in the U.S. strategic cards portfolio.

On an adjusted basis, non-interest income

was US$574

million, an
increase of US$4 million, or 1%, compared

with the second quarter last year.
Average loan volumes decreased US$13

billion, or 7%, compared with the second

quarter last year. Personal loans decreased

4% and business loans
decreased 10%, reflecting U.S. balance

sheet restructuring activities. Excluding the impact

of the loan portfolios identified for sale or

run-off under our U.S.
balance sheet restructuring program, core

average loan volumes increased US$4

billion, or 3%
,
. Average deposit volumes decreased

US$17 billion, or 5%,
reflecting a 14% decrease in sweep deposits,

a 2% decrease in personal deposits, and

a 2% decrease in business deposits.

Assets under administration (AUA) were US$46

billion as at April 30, 2026,

an increase of US$1 billion, or 2%, compared

with the second quarter last year, and
assets under management (AUM) were US$11

billion as of April 30, 2026,

an increase of US$2 billion, or 22%, compared

with the second quarter last year, both
reflecting net asset growth and market appreciation.
PCL for the quarter was US$250

million, a decrease of US$61 million

compared with the second quarter last

year. PCL – impaired was US$243

million, an
increase of US$27 million, or 13%, largely

reflecting credit migration in the consumer

lending portfolios. PCL – performing

was a build of US$7 million, a decrease
of US$88 million compared with the second quarter

last year. The performing provisions

this quarter were recorded in both the consumer

and commercial lending
portfolios, partially offset by lower volume.

U.S. Banking PCL including

only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an annualized
percentage of credit volume was 0.60%, a

decrease of 9 bps compared with the

second quarter last year.
Non-interest expenses for the quarter were US$1,807

million, an increase of US$163 million,

or 10%, compared to the second quarter last

year, reflecting higher
governance and control investments including

costs of US$173 million for U.S. BSA/AML

remediation, higher spend supporting business

growth initiatives, and
higher employee-related expenses.
The reported and adjusted efficiency ratios

for the quarter were 65.4% and 62.2%, respectively,

compared with 84.6% and 60.2%, respectively,

in the second
quarter last year.
Quarterly comparison – Q2 2026 vs. Q1 2026
U.S. Banking reported net income was $813 million

(US$595

million), a decrease of $227 million (US$152

million), or 22% (20% in U.S. dollars),

compared with
the prior quarter, primarily reflecting the receivable

adjustment in the U.S. strategic cards portfolio,

higher PCL, the impact of fewer days

in the second quarter, and
the expense recovery of the FDIC special assessment

charge in the prior quarter. U.S. Banking adjusted

net income was $960 million (US$702 million),

a
decrease of $47 million (US$21

million), or 5% (3% in U.S. dollars), compared

to the prior quarter, primarily reflecting

higher PCL and the impact

of fewer days in
the second quarter. The reported and

adjusted annualized ROE for the quarter were

8.2% and 9.6%, respectively, compared with

9.9% and 9.6%, respectively, in
the prior quarter.
Reported revenue for the quarter was US$2,762

million, a decrease of US$179

million, or 6%, compared with the

prior quarter. Adjusted

revenue for the quarter
was US$2,906

million, a decrease of US$35 million,

or 1%, compared with the prior quarter.

Reported and adjusted net interest income

of US$2,332 million,
decreased US$40 million, or 2%, largely reflecting

fewer days in the second quarter.

Net interest margin of 3.41%, increased

3 bps, due to higher loan and deposit
margins. Net interest margin is expected

to modestly increase in the third quarter of

fiscal 2026
.

Reported non-interest income was US$430

million, a decrease
of US$139 million, or 24%, compared with

the prior quarter, reflecting the receivable adjustment

in the U.S. strategic cards portfolio.

On an adjusted basis, non-
interest income was US$574

million, an increase of US$5 million, or

1%, compared with the prior quarter.
Average loan volumes decreased US$2

billion, or 1%, compared with the prior

quarter, reflecting a 1% decrease in personal

loans and a 1% decrease in
business loans. Excluding the impact of the

loan portfolios identified for sale or run-off

under our U.S. balance sheet restructuring

program, core average loan
volumes were flat
8
,9
.
Average deposit volumes decreased US$4

billion, or 1%, compared with the prior

quarter, reflecting a 3% decrease in

sweep deposits and a
3% decrease in business deposits, partially offset

by a 1% increase in personal deposits,

compared to the prior quarter.
AUA were US$46 billion as

at April 30, 2026, a decrease

of US$1 billion, or 2%, compared with

the prior quarter, reflecting a decrease in net assets,

and AUM
were US$11 billion as at April

30, 2026, flat compared with the prior

quarter.
PCL for the quarter was US$250

million, an increase of US$38 million

compared with the prior quarter. PCL

– impaired was US$243 million, a decrease

of
US$41 million, or 14%, reflecting lower provisions

in both the commercial and consumer

lending portfolios. PCL – performing was

a build of US$7 million,
compared with a recovery of US$72 million

in the prior quarter. The performing

provisions this quarter were recorded in

both the consumer and commercial lending
8
Loan portfolios identified for sale or run-off include the Point-of-Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q2 2026 average loan volumes: US$173 billion (Q1 2026: US$175 billion; 2026 YTD: US$174 billion; Q2 2025: US$187 billion; 2025 YTD: US$190 billion).
Q2 2026 average loan volumes of loan portfolios identified for sale or run-off: US$9 billion (Q1 2026: US$11 billion; 2026 YTD: US$10 billion; Q2 2025: US$27 billion; 2025 YTD: US$30 billion). Q2 2026 average loan volumes excluding loan portfolios identified for sale or run-off: US$164 billion (Q1 2026: US$164 billion; 2026 YTD: US$164 billion; Q2 2025: US$160 billion; 2025 YTD: US$160 billion).
9

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
10

The Bank’s Q3 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of this document.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 20
portfolios, partially offset by lower volume.

U.S. Banking PCL including

only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an annualized
percentage of credit volume was 0.60%, an

increase of 11 bps compared with

the prior quarter.
Reported and adjusted non-interest expenses

for the quarter were US$1,807 million,

an increase of US$29 million, or 2%, on a

reported basis, compared with
the prior quarter, reflecting the expense recovery

of the FDIC special assessment charge

in the prior quarter. On an adjusted basis,

non-interest expenses were
relatively flat compared with the prior quarter.
The reported and adjusted efficiency ratios

for the quarter were 65.4% and 62.2%, respectively,

compared with 60.5% and 61.5%, respectively,

in the prior
quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
U.S. Banking reported net income for the six

months ended April 30, 2026, was $1,853

million (US$1,342

million), an increase of $1,668

million
(US$1,202

million), compared with the same period last

year, reflecting the impact of U.S. balance sheet restructuring activities, lower PCL, and the expense
recovery of the FDIC special assessment

charge, partially offset by higher governance

and control investments, including

costs for U.S. BSA/AML remediation,
and the receivable adjustment in the U.S.

strategic cards portfolio.

U.S. Banking adjusted net income

was $1,967

million (US$1,425

million), an increase of
$239 million (US$205

million), or 14% (17% in U.S. dollars), reflecting

the impact of U.S. balance sheet restructuring

activities and lower PCL, partially offset by
higher governance and control investments,

including costs for U.S. BSA/AML

remediation.

The reported and adjusted annualized ROE

for the period were 9.0%
and 9.6%, respectively, compared with 0.9% and 7.9%, respectively, in the same period last year.
Reported revenue for the period was US$5,703

million, an increase of US$1,682

million, or 42%, compared with the same period

last year. On an adjusted
basis, revenue for the period was US$5,847

million, an increase of US$386 million, or 7%,

compared with the same period last

year. Reported and adjusted net
interest income of US$4,704 million, increased

US$408 million, or 9%, on a reported

basis, and increased US$383 million, or

9%, on an adjusted basis, reflecting
higher product margins, the impact of

U.S. balance sheet restructuring activities,

and the deferred cost adjustment in the

prior year. Reported and adjusted net
interest margin of 3.40%, increased 47bps

on a reported basis,

and increased 45bps on an adjusted basis,

due to higher deposit and loan margins

and U.S.
balance sheet restructuring activities. Reported

non-interest income of US$999 million,

increased US$1,274 million, primarily reflecting

the impact of U.S. balance
sheet restructuring activities in the prior

year, partially offset by the receivable adjustment in the U.S. strategic cards portfolio.

On an adjusted basis, non-interest
income of US$1,143 million, increased

US$3 million, compared with the same period

last year.
Average loan volumes for the period decreased

US$15 billion, or 8%, compared with the

same period last year, reflecting a 11% decrease in business loans and a 6% decrease in personal loans. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance sheet

restructuring program,
average loan volumes for the period increased

US$4 billion, or 2%, compared with the

same period last year
8
,9
. Average deposit volumes decreased
US$15 billion, or 5%, reflecting a 13% decrease

in sweep deposits, a 2% decrease in personal

deposits, and a 1% decrease in business

deposits, compared with
the same period last year.
PCL was US$462 million, a decrease of

US$167 million compared with the same period

last year. PCL – impaired was US$527 million, a decrease

of
US$60 million, or 10%, largely reflecting

lower provisions in both the commercial

and consumer lending portfolios. PCL

– performing was a recovery of
US$65 million, compared to a build of US$42

million in the same period last year. The current year performing recovery reflects an update to the macroeconomic
outlook, migration from performing to impaired

in the commercial lending portfolio, and lower

volume. U.S. Retail PCL including only

the Bank’s share of PCL in the
U.S. strategic cards portfolio, as an annualized

percentage of credit volume was 0.54%,

a decrease of 14 bps, compared with

the same period last year.
Reported non-interest expenses for the period

were US$3,585 million, an increase of US$266

million, or 8%, compared with the same period

last year, reflecting
higher governance and control investments,

including costs for U.S. BSA/AML

remediation, higher employee-related expenses,

and spend supporting business
growth initiatives, partially offset by the expense recovery of the FDIC special assessment charge.

On an adjusted basis, non-interest expenses

for the period were
US$3,617 million, increased US$298 million,

or 9%, reflecting higher governance and

control investments, including costs for U.S.

BSA/AML remediation, higher
employee-related expenses,

and spend supporting business growth initiatives.
The reported and adjusted efficiency ratios for

the period were 62.9% and 61.9%, respectively, compared

with 82.5% and 60.8%, respectively, for the same
period last year.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 21
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income $ 423 $ 406 $ 362 $ 829 $ 731
Non-interest income 3,355 3,500 3,141 6,855 6,370
Total revenue 3,778 3,906 3,503 7,684 7,101
Insurance service expenses 1 1,398 1,622 1,417 3,020 2,924
Non-interest expenses 1,249 1,258 1,131 2,507 2,304
Provision for (recovery of) income taxes 294 269 248 563 486
Net income $ 837 $ 757 $ 707 $ 1,594 $ 1,387
Selected volumes and ratios
Return on common equity 51.2% 45.3% 46.8% 48.2% 44.7%
Return on common equity – Wealth Management 2 65.0 66.3 57.8 65.7 59.9
Return on common equity – Insurance 35.9 22.7 33.5 29.2 27.3
Efficiency ratio 33.1 32.2 32.3 32.6 32.4
Efficiency ratio, net of ISE 3 52.5 55.1 54.2 53.8 55.2
Assets under administration (billions of Canadian

dollars)
4 $ 797 $ 771 $ 654 $ 797 $ 654
Assets under management (billions of Canadian

dollars)
643 610 542 643 542
Average number of full-time equivalent staff 16,023 15,872 15,190 15,946 15,183
1

Includes estimated losses related to catastrophe claims – Q2 2026: nil. Q1 2026: $7 million, Q2 2025: $50 million,

2026 YTD: $7 million, 2025 YTD: $50 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q2 2026: $2,380 million, Q1 2026: $2,284 million,
Q2 2025: $2,086 million, 2026 YTD: $4,664 million, 2025 YTD: $4,177 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q2 2026 vs. Q2 2025
Wealth Management and Insurance net income

for the quarter was $837 million, an increase

of $130 million, or 18%, compared

with the second quarter last year,
reflecting Wealth Management net income of

$558 million, an increase of $78 million,

or 16%, compared with the second quarter

last year, and Insurance net
income of $279 million, an increase of $52

million, or 23%, compared with the second

quarter last year. The annualized ROE for the quarter was 51.2%,

compared
with 46.8% in the second quarter last year. Wealth Management annualized ROE for the quarter was 65.0%,

compared with 57.8% in the second quarter last

year,
and Insurance annualized ROE for the quarter

was 35.9% compared with 33.5% in the

second quarter last year.
Revenue for the quarter was $3,778 million, an

increase of $275 million, or 8%,

compared with the second quarter last year. Non-interest income was
$3,355 million, an increase of $214 million, or

7%, reflecting higher fee-based revenues

from asset growth and higher earned premiums.

Net interest income was
$423 million, an increase of $61 million, or 17%,

compared with the second quarter last

year, reflecting higher deposit volumes.
AUA were $797 billion as at April 30, 2026, an

increase of $143 billion, or 22%, and AUM

were $643 billion as at April 30, 2026, an increase

of $101 billion, or
19%, compared with the second quarter last

year, both reflecting market appreciation and net asset

growth.
Insurance service expenses for the quarter

were $1,398 million, relatively flat compared

with the second quarter last year.
Non-interest expenses for the quarter were $1,249

million, an increase of $118 million, or 10%, compared with the second quarter last year, reflecting higher
variable compensation commensurate

with higher revenue, increased employee-related

expenses and technology investments.
The efficiency ratio for the quarter was 33.1%,

compared with 32.3% in the second quarter

last year. The efficiency ratio, net of ISE for the quarter was 52.5%, compared with 54.2% in the second quarter

last year.

Quarterly comparison – Q2 2026 vs. Q1 2026
Wealth Management and Insurance net income

for the quarter was $837 million, an increase

of $80 million, or 11%, compared with the prior quarter, reflecting
Wealth Management net income of $558 million,

a decrease of $16 million, or 3%, compared

with the prior quarter, and Insurance net income of $279 million,

an
increase of $96 million, or 52%, compared

with the prior quarter. The annualized ROE for the quarter

was 51.2%, compared with 45.3% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 65.0%, relatively flat to the prior quarter, and Insurance annualized ROE for the quarter was 35.9%,

compared
with 22.7% in the prior quarter.
Revenue decreased $128 million, or 3%,

compared with the prior quarter. Non-interest income decreased

$145 million, or 4%, mainly reflecting

the impact of
fewer days in the second quarter. Net interest income increased

$17 million, or 4%, reflecting higher deposit

volumes.
AUA increased $26 billion, or 3%, and AUM

increased $33 billion, or 5%, compared

with the prior quarter, both reflecting market appreciation.
Insurance service expenses decreased $224

million, or 14%, compared with the prior quarter, mainly driven by lower claims frequency as well as reserve
releases related to prior years.
Non-interest expenses were relatively flat

compared with the prior quarter.
The efficiency ratio for the quarter was 33.1%,

compared with 32.2% in the prior quarter. The efficiency ratio,

net of ISE, for the quarter was 52.5%, compared
with 55.1% in the prior quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Wealth Management and Insurance net income

for the six months ended April 30, 2026, was

$1,594 million, an increase of $207 million,

or 15%, compared with
the same period last year, reflecting Wealth Management net income of $1,132 million, an increase of $140

million, or 14%, compared with the same period

last
year, and Insurance net income of $462 million, an increase

of $67 million, or 17%, compared with

the same period last year. The annualized ROE for the period was 48.2%, compared with 44.7% in the

same period last year. Wealth Management annualized ROE

for the period was 65.7%, compared

with 59.9% in the same
period last year, and Insurance annualized ROE for the period was 29.2%, compared with 27.3% in the

same period last year.
Revenue for the period was $7,684 million,

an increase of $583 million, or 8%,

compared with the same period last year. Non-interest income increased
$485 million, or 8%, reflecting higher fee-based

revenue from asset growth, insurance

earned premiums, and transaction revenue.

Net interest income increased
$98 million, or 13%, primarily reflecting higher

deposit volumes.
Insurance service expenses were $3,020

million, an increase of $96 million, or 3%,

compared with the same period last year, primarily due to

business growth
and increased claims severity, partially offset by lower losses from catastrophe claims.
Non-interest expenses were $2,507 million,

an increase of $203 million, or 9%,

compared with the same period last year, reflecting higher variable compensation
commensurate with higher revenue, increased

employee-related expenses and technology

investments.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 22
The efficiency ratio for the period was 32.6%, compared

with 32.4% for the same period last

year. The efficiency ratio, net of ISE, for the period was 53.8%, compared with 55.2% in the same period last

year.
TABLE 14: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
For the six months ended

April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income (loss) (TEB) $ 276 $ (75) $ 45 $ 201 $ (62)
Non-interest income 2,117 2,545 2,084 4,662 4,191
Total revenue 2,393 2,470 2,129 4,863 4,129
Provision for (recovery of) credit losses –

impaired
80 216 61 296 94
Provision for (recovery of) credit losses –

performing
(2) (44) 62 (46) 101
Total provision for (recovery of) credit losses 78 172 123 250 195
Non-interest expenses – reported 1,509 1,563 1,461 3,072 2,996
Non-interest expenses – adjusted 1,2 1,509 1,563 1,427 3,072 2,910
Provision for (recovery of) income taxes

(TEB) – reported
194 174 126 368 220
Provision for (recovery of) income taxes

(TEB) – adjusted
1 194 174 134 368 239
Net income – reported $ 612 $ 561 $ 419 $ 1,173 $ 718
Net income – adjusted 1 612 561 445 1,173 785
Selected volumes and ratios
Trading-related revenue (TEB) 1,3 $ 868 $ 1,146 $ 856 $ 2,014 $ 1,760
Average gross lending portfolio (billions of Canadian

dollars)
4
100.0 93.9 103.1 97.0 102.0
Return on common equity – reported
5
14.5% 12.6% 10.2% 13.5% 8.8%
Return on common equity – adjusted
1,5
14.5 12.6 10.9 13.5 9.6
Efficiency ratio – reported 63.1 63.3 68.6 63.2 72.6
Efficiency ratio – adjusted 1 63.1 63.3 67.0 63.2 70.5
Average number of full-time equivalent staff 7,226 7,334 6,970 7,281 6,944
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section,

and the
Glossary of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q2 2025: $34 million ($26 million after tax), 2025 YTD:

$86 million
($67 million after tax).
3

Includes net interest income (loss) TEB of ($121) million, (Q1 2026: ($455) million, Q2 2025: ($272) million, 2026

YTD: ($576) million, 2025 YTD: ($676) million), and trading income (loss)
of $989 million, (Q1 2026: $1,601 million, Q2 2025: $1,128 million, 2026 YTD: $2,590 million, 2025 YTD: $2,436 million). Trading-related revenue (TEB) is a non-GAAP financial measure.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q2 2026 vs. Q2 2025
Wholesale Banking reported and adjusted net

income for the quarter was $612 million. Reported

net income for the quarter increased $193

million, or 46%,
compared with the second quarter last

year, primarily reflecting higher revenues and lower PCL,

partially offset by higher non-interest expenses.

On an adjusted
basis, net income increased $167 million, or 38%,

compared with the second quarter last

year.
Revenue for the quarter was $2,393 million, an

increase of $264 million, or 12%,

compared with the second quarter last year. Higher revenue

primarily reflects
higher lending and financing revenue, advisory

fees and equity commissions.
PCL for the quarter was $78 million, a decrease

of $45 million compared with the second

quarter last year. PCL – impaired was $80 million, an increase of
$19 million compared with the prior year, reflecting a small number of impairments across various industries.

PCL – performing was a recovery of $2

million,
compared to a build of $62 million in the prior

year. The performing recovery this quarter reflects migration of reserves from performing to impaired,

partially offset
by an update to the macroeconomic outlook.
Reported and adjusted non-interest expenses

for the quarter were $1,509 million. Reported

non-interest expenses increased $48

million, or 3%, compared with
the second quarter last year, primarily reflecting higher variable compensation and operating costs, including

front office and technology, partially offset by the
cessation of acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

increased $82 million, or 6%.
Quarterly comparison – Q2 2026 vs. Q1 2026
Wholesale Banking reported and adjusted net

income for the quarter was $612 million. Reported

and adjusted net income increased $51

million, or 9%, compared
with the prior quarter, primarily reflecting lower PCL and non-interest expenses, partially offset by lower revenues.
Revenue for the quarter decreased $77 million,

or 3%, compared with the prior quarter. Lower revenue

primarily reflects lower trading-related

revenue, partially
offset by higher underwriting fees, lending and

financing revenue and the net change in

fair value of loan underwriting commitments.
PCL for the quarter was $78 million, a decrease

of $94 million compared with the prior quarter. PCL – impaired was $80 million, a decrease of $136 million, due
to higher impairments in the prior period.

PCL – performing was a recovery of $2

million, compared with a recovery of $44

million in the prior quarter. The
performing recovery this quarter reflects

migration of reserves from performing to impaired,

partially offset by an update to the macroeconomic

outlook.
Reported and adjusted non-interest expenses

for the quarter decreased $54 million, or 3%,

compared with the prior quarter, primarily reflecting lower

operating
costs, including front office and technology and

variable compensation.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Wholesale Banking reported and adjusted net

income for the six months ended April 30, 2026

was $1,173 million. Reported net income

for the quarter increased
$455 million, or 63%, compared with the same

period last year, reflecting higher revenues, partially offset by higher non-interest expenses and PCL.

On an
adjusted basis, net income increased $388 million,

or 49%.
Revenue was $4,863 million, an increase of

$734 million, or 18%, compared with the

same period last year. Higher revenue primarily reflects higher lending and
financing revenue, trading-related revenue,

and advisory fees.
PCL was $250 million, an increase of $55

million compared with the same period last

year. PCL – impaired was $296 million, an increase of

$202 million,
reflecting a small number of impairments

across various industries. PCL – performing

was a recovery of $46 million, compared to

a build of $101 million in the
same period last year. The current year performing recovery

was driven by migration from performing to impaired,

partially offset by an update to the
macroeconomic outlook.
Reported and adjusted non-interest expenses

were $3,072 million. Reported non-interest

expenses increased $76 million, or 3%,

compared with the same
period last year, primarily reflecting higher operating costs,

including front office and technology, variable compensation, and spend supporting business growth,
partially offset by the cessation of acquisition and integration-related costs. On an adjusted basis, non-interest

expenses increased $162 million, or 6%.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 23
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net income (loss) – reported $ 64 $ (359) $ 8,215 $ (295) $ 7,856
Adjustments for items of note
Amortization of acquired intangibles 33 34 43 67 104
Restructuring charges – 200 163 200 163
Impact from the terminated FHN acquisition-related

capital hedging strategy
43 44 47 87 101
Gain on sale of Schwab shares – – (8,975) – (8,975)
Less: impact of income taxes
Gain on sale of Schwab shares 1 288 – (407) 288 (407)
Other items of note 18 72 61 90 83
Net income (loss) – adjusted 2 $ (166) $ (153) $ (161) $ (319) $ (427)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 3 $ (543) $ (515) $ (431) $ (1,058) $ (801)
Other 377 362 270 739 374
Net income (loss) – adjusted 2 $ (166) $ (153) $ (161) $ (319) $ (427)
Selected volumes
Average number of full-time equivalent staff 4 18,111 18,098 18,356 18,104 18,073
1

The current quarter income tax impact includes an adjustment to the Bank's estimate of taxes owed on the gain from its disposition of Schwab shares in the prior year. Refer to "Income
Taxes" in the "Financial Results Overview"

section of this document for further details.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the
Glossary of this document.
3

For additional information about this metric, refer to the Glossary of this document.
4

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q2 2026 vs. Q2 2025
Corporate segment’s reported net income for the quarter

was $64 million, compared with $8,215

million in the second quarter last year. The lower net income primarily reflects the gain on sale of Schwab

shares in the prior year. Net corporate expenses increased

$112 million compared with the second quarter last year,
primarily reflecting continued investments

in governance and controls. The adjusted

net loss for the quarter was $166 million,

compared with $161 million in the
prior year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Corporate segment’s reported net income for the quarter

was $64 million, compared with a reported

net loss of $359 million in the prior quarter. The quarter-over-
quarter change primarily reflects the

current quarter impact of a tax benefit related

to the prior year's gain on sale of Schwab

shares and restructuring charges in
the prior quarter. The adjusted net loss for the quarter

was $166 million, compared with $153

million in the prior quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Corporate segment’s reported net loss for the six

months ended April 30, 2026 was $295 million,

compared with a reported net income of $7,856

million in the
same period last year. The year-over-year change primarily reflects the gain on sale of Schwab shares in the

prior year. Net corporate expenses increased
$257 million compared to the same period

last year, primarily reflecting continued investments in governance and controls. The adjusted net loss for the

six
months ended April 30, 2026 was $319 million,

compared with $427 million in the same

period last year.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 24
QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2026 2026 2025 2024
Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31
Net interest income $ 8,861 $ 8,789 $ 8,545 $ 8,526 $ 8,125 $ 7,866 $ 7,940 $ 7,579
Non-interest income 6,936 7,796 6,949 6,771 14,812 6,183 7,574 6,597
Total revenue 15,797 16,585 15,494 15,297 22,937 14,049 15,514 14,176
Provision for (recovery of) credit losses 1,001 1,039 982 971 1,341 1,212 1,109 1,072
Insurance service expenses 1,398 1,622 1,602 1,563 1,417 1,507 2,364 1,669
Non-interest expenses 8,372 8,753 8,808 8,522 8,139 8,070 8,050 11,012
Provision for (recovery of) income taxes 775 1,128 822 905 985 698 534 794
Share of net income from investment in Schwab – – – – 74 231 178 190
Net income (loss) – reported 4,251 4,043 3,280 3,336 11,129 2,793 3,635 (181)
Pre-tax adjustments for items of note
1
Amortization of acquired intangibles 33 34 34 33 43 61 60 64
Acquisition and integration charges related to the
Schwab transaction 2,3 – – – – – – 35 21
Restructuring charges – 200 190 333 163 – – 110
Acquisition and integration-related charges – – 44 32 34 52 82 78
Impact from the terminated FHN acquisition-related
capital hedging strategy 43 44 49 55 47 54 59 62
Gain on sale of Schwab shares – – – – (8,975) – (1,022) –
Balance sheet restructuring – – 485 262 1,129 927 311 –
Indirect tax matters 2,4 – – – – – – 226 –
FDIC special assessment

– (44) – – – – (72) –
Change in partnership share in the U.S. strategic

cards portfolio 197 – – – – – – –
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program
2
– – – – – – 52 3,566
Total pre-tax adjustments

for items of note
1
273 234 802 715 (7,559) 1,094 (269) 3,901
Less: Impact of income taxes 356 61 177 180 (56) 264 161 74
Net income – adjusted
1
4,168 4,216 3,905 3,871 3,626 3,623 3,205 3,646
Preferred dividends and distributions on other
equity instruments 202 101 191 88 200 86 193 69
Net income available to common
shareholders – adjusted 1 $ 3,966 $ 4,115 $ 3,714 $ 3,783 $ 3,426 $ 3,537 $ 3,012 $ 3,577

(Canadian dollars, except as noted)

Basic earnings (loss) per share

Reported

$ 2.44 $ 2.35 $ 1.82 $ 1.89 $ 6.28 $ 1.55 $ 1.97 $ (0.14)
Adjusted
1
2.39 2.45 2.19 2.20 1.97 2.02 1.72 2.05
Diluted earnings (loss) per share
Reported

2.43 2.34 1.82 1.89 6.27 1.55 1.97 (0.14)
Adjusted
1
2.38 2.44 2.18 2.20 1.97 2.02 1.72 2.05
Return on common equity – reported 14.7% 13.6% 10.7% 11.3% 39.1% 10.1% 13.4% (1.0) %
Return on common equity – adjusted 1 14.4 14.2 12.8 13.2 12.3 13.2 11.7 14.1
(billions of Canadian dollars, except as noted)

Average total assets $ 2,098 $ 2,121 $ 2,102 $ 2,112 $ 2,156 $ 2,063 $ 2,035 $ 1,968
Average interest-earning assets
5
1,865 1,882 1,863 1,855 1,894 1,883 1,835 1,778
Net interest margin – reported 1.95% 1.85% 1.82% 1.82% 1.76% 1.66% 1.72% 1.70%
Net interest margin – adjusted
1
1.96 1.86 1.83 1.83 1.78 1.67 1.74 1.71
1

For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported

Net Income” table in the “How We Performed” section of this
document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

The Bank’s own acquisition and integration charges related to the Schwab transaction, reported in the

Corporate segment;
ii.

Indirect tax matters, reported in the Corporate segment; and
iii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program, reported in the U.S. Banking segment.
3

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis.

The earnings impact of this item was reported in the Corporate segment:
i.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade.
4

Adjusted net interest income excludes the following item of note:
i.

Indirect tax matters, reported in the Corporate segment.
5

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 25
BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

April 30, 2026 October 31, 2025
Assets
Cash and Interest-bearing deposits

with banks
$ 115,982 $ 116,929
Trading loans, securities, and other 231,680 220,136
Non-trading financial assets at fair value through

profit or loss
8,095 7,395
Derivatives 74,835 82,972
Financial assets designated at fair value through

profit or loss
7,299 6,986
Financial assets at fair value through other

comprehensive income
128,612 126,369
Debt securities at amortized cost, net of allowance

for credit losses
238,677 240,439
Securities purchased under reverse repurchase

agreements
220,120 247,078
Loans, net of allowance for loan losses 964,289 953,012
Other 95,516 93,242
Total assets $ 2,085,105 $ 2,094,558
Liabilities
Trading deposits $ 39,308 $ 37,882
Derivatives 74,532 79,356
Financial liabilities designated at fair value

through profit or loss
222,503 197,635
Deposits 1,243,431 1,267,104
Obligations related to securities sold

under repurchase agreements
218,392 221,150
Subordinated notes and debentures 10,345 10,733
Other 152,276 152,871
Total liabilities 1,960,787 1,966,731
Total equity 124,318 127,827
Total liabilities and equity $ 2,085,105 $ 2,094,558
Total assets

were $2,085 billion as at April 30, 2026, a decrease

of $10 billion from October 31, 2025.

The impact of foreign exchange translation

from the
appreciation in the Canadian dollar decreased

total assets by $29 billion.
The decrease in total assets reflects a decrease

in securities purchased under reverse

repurchase agreements of $27 billion, derivatives

of $8 billion, debt
securities at amortized cost of $2 billion,

cash and interest-bearing deposits

with banks of $1 billion. The decrease

was partially offset by an increase in trading
loans, securities, and other of $12 billion, loans

net of allowances for loan losses of $11 billion, financial assets at fair value through other comprehensive

income
(FVOCI) of $2 billion, other assets of $2 billion,

and non-trading financial assets at fair

value through profit or loss (FVTPL) of

$1 billion.
Cash and interest-bearing deposits with

banks
decreased $1 billion primarily reflecting

the impact of foreign exchange translation,

partially offset by cash
management activities.
Trading loans, securities, and other
increased $12 billion primarily in equity securities

and government and government-related

debt securities, partially offset
by the impact of foreign currency translation.
Non-trading financial assets at fair

value through profit or loss

increased $1 billion primarily reflecting

new investments.
Derivative
assets decreased $8 billion primarily reflecting

a decrease in the mark-to-market values

of foreign exchange contracts, partially

offset by increases in
equity contracts and commodity contracts.
Financial assets at fair value through other

comprehensive income

increased $2 billion reflecting new investments,

partially offset by maturities and sales and
the impact of foreign exchange translation.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $2 billion primarily reflecting

maturities and the impact of foreign exchange
translation, partially offset by new investments.
Securities purchased under reverse repurchase

agreements
decreased $27 billion primarily
reflecting a decrease in volume and the impact

of foreign
exchange translation.
Loans, net of allowance for loan losses
increased $11 billion primarily reflecting volume growth in

consumer instalment and business and government

loans,
partially offset by a decrease in residential

mortgages and the impact of foreign exchange

translation.
Other assets
increased

$2 billion primarily reflecting an increase

in amounts receivable from brokers, dealers,

and clients due to higher volumes of pending
trades.
Total liabilities

were $1,961 billion as at April 30, 2026,

a decrease of $6 billion from October 31,

2025. The impact of foreign exchange translation

from the
appreciation in the Canadian dollar decreased

total liabilities by $31 billion.
The decrease in total liabilities reflects a decrease

in deposits of $24 billion, derivatives of $5

billion, obligations related to securities

sold under repurchase
agreements of $3 billion, and other liabilities of

$1 billion. The decrease was partially

offset by an increase in financial liabilities designated

at FVTPL of $25 billion
and trading deposits of $2 billion.
Trading deposits
increased $2 billion primarily reflecting

new issuances,

partially offset by maturities.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 26
Derivative liabilities
decreased $5 billion primarily reflecting

a decrease in mark-to-market values of

foreign exchange contracts, partially offset by

equity contracts.
Financial liabilities designated at fair value

through profit or loss

increased $25 billion primarily reflecting

new issuances, partially offset by maturities and

the
impact of foreign exchange translation.
Deposits
decreased $24 billion primarily reflecting

the impact of foreign exchange translation

and lower volumes in business and government

deposits and bank
deposits. The decrease is partially offset by higher

volumes in personal deposits.
Obligations related to securities sold

under repurchase agreements
decreased $3 billion primarily reflecting

the impact of foreign exchange translation.
Other liabilities
decreased $1 billion primarily reflecting

a decrease in obligations related to securities

sold short and accrued salaries and employee

benefits. The
decrease was partially offset by an increase in amounts

payable to brokers, dealers, and

clients, and securitization liabilities.
Equity
was $124 billion as at April 30, 2026, a decrease

of $4 billion from October 31, 2025.

The decrease reflects losses in accumulated

other comprehensive
income, primarily driven by unrealized

foreign currency translation and cash flow hedges.

The retained earnings is flat as the net income

for the period is offset by
the premium on the repurchase of common

shares and dividend distributions.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q2 2026 vs. Q2 2025
Gross impaired loans were $5,281 million

as at April 30, 2026, an increase of $415

million, or 9%, compared with the second

quarter last year. Canadian Personal
and Commercial Banking gross impaired

loans increased $337 million, or 19%,

compared with the second quarter last

year, reflecting higher impairments in both
the consumer and commercial lending portfolios.

U.S. Banking gross impaired loans increased

$252 million, or 9%, compared with the second

quarter last year,
reflecting higher impairments in the consumer

and commercial lending portfolios, and the impact

of foreign exchange. Wholesale gross impaired

loans decreased
$172 million, or 53%, compared with the second

quarter last year, reflecting resolutions outpacing formations.

Net impaired loans were $3,751 million as

at
April 30, 2026, an increase of $513 million, or

16%, compared with the second quarter

last year.
The allowance for credit losses of $9,454

million as at April 30, 2026 was comprised

of Stage 3 allowance for impaired loans of $1,535

million, Stage 2
allowance of $4,706 million and Stage 1 allowance

of $3,208 million, and the allowance for debt

securities of $5 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses decreased

$97 million, or 6%, reflecting a decrease in

the Wholesale and Canadian commercial

lending portfolios,
partially offset by an increase in the U.S. Banking

and Canadian consumer lending portfolios.

The Stage 1 and Stage 2 allowance for loan

losses decreased
$38 million, or 1%, reflecting the impact of

foreign exchange, partially offset by credit

migration. The allowance change included a decrease

of $96 million
attributable to the retailer program partners’

share of the U.S. strategic cards portfolio.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly updates,

the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level assessments

of significant increase
in credit risk. Refer to Note 3 and Note 6

of the Bank’s second quarter 2026 Interim

Consolidated Financial Statements for further details

on forward-looking
information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views.
To
the extent that certain anticipated effects cannot

be fully
incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters as additional

information becomes
available. Refer to Note 6 of the Bank’s second quarter

2026 Interim Consolidated Financial Statements

for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and FVOCI. The Bank has $364 billion

in such debt securities,

all of
which are performing (Stage 1 and 2) and none

are impaired (Stage 3). The allowance

for credit losses was $2 million for debt

securities at amortized cost (DSAC)
and $3 million for debt securities at FVOCI,

for a total of $5 million, flat, compared

with the second quarter last year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Gross impaired loans decreased $313

million, or 6%, compared with the prior quarter, largely reflected in the Wholesale Banking and U.S

consumer portfolios,
partially offset by an increase in Canadian Personal

and Commercial Banking. Impaired loans

net of allowance decreased $149 million, or

4%, compared with the
prior quarter.
The allowance for credit losses of $9,454

million as at April 30, 2026 was comprised

of Stage 3 allowance for impaired loans of $1,535

million, Stage 2
allowance of $4,706 million and Stage 1 allowance

of $3,208 million, and the allowance for debt

securities of $5 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses decreased

$165 million, or 10%, compared

with the prior quarter,
reflecting a lower pace of impaired provisions

relative to resolutions in the Wholesale

Banking portfolio, partially offset by higher impairments

in the Canadian
Personal and Commercial Banking portfolio.

The Stage 1 and Stage 2 allowance

for loan losses increased $17 million, relatively

flat compared with the prior
quarter, reflective of an update to the macroeconomic outlook,

with the increase in reserves largely recorded

in the Canadian Personal and Commercial

Banking
segment.
The allowance for debt securities increased

by $1 million, compared to the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s second quarter 2026

Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 27
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS
1
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 5,594 $ 5,420 $ 5,453 $ 5,420 $ 4,949
Classified as impaired during the period 2,122 2,579 2,031 4,701 4,463
Transferred to performing during the period (376) (297) (451) (673) (778)
Net repayments (582) (569) (688) (1,151) (1,220)
Disposals of loans (125) (240) – (365) (47)
Amounts written off (1,340) (1,210) (1,315) (2,550) (2,459)
Exchange and other movements (12) (89) (164) (101) (42)
Impaired loans as at end of period $ 5,281 $ 5,594 $ 4,866 $ 5,281 $ 4,866
1

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
April 30 January 31 April 30
2026 2026 2025
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,736 $ 2,723 $ 2,645
Stage 2 allowance for loan losses 4,153 4,150 4,340
Stage 3 allowance for loan losses 1,530 1,694 1,628
Total allowance for loan losses for on-balance sheet loans 1 8,419 8,567 8,613
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 472 469 415
Stage 2 allowance for loan losses 553 555 552
Stage 3 allowance for loan losses 5 6 4
Total allowance for off-balance sheet instruments 1,030 1,030 971
Allowance for loan losses 9,449 9,597 9,584
Allowance for debt securities 5 4 5
Allowance for credit losses $ 9,454 $ 9,601 $ 9,589
Impaired loans, net of allowance 2 $ 3,751 $ 3,900 $ 3,238
Net impaired loans as a percentage of net loans
2
0.39% 0.41% 0.35%
Total allowance for credit losses as a percentage of gross loans 0.97 0.99 1.01
Provision for (recovery of) credit losses

as a percentage of net average loans
0.43 0.43 0.58
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at April 30, 2026

(January 31, 2026 – $1 million, April 30,

2025 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage or home equity line of

credit (HELOC) that is in first position. In Canada,

credit policies are designed so that the

combined exposure of all
uninsured facilities on one property does not

exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but
requires default insurance. This insurance is

contractual coverage for the life of eligible

facilities and protects the Bank’s real estate

secured lending portfolio
against potential losses caused by borrowers’

default. The Bank may also purchase default

insurance on lower loan-to-value ratio loans.

The insurance is provided
by either government-backed entities or

approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually
obtained from either government-backed

entities or approved private mortgage insurers

when the loan-to-value exceeds 80% of

the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING
1
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
April 30, 2026
Total $ 254,028 $ 124,857 $ 378,885 $ 39,374
$
418,259
October 31, 2025
Total
$
267,469 $ 110,829 $ 378,298 $ 37,098 $ 415,396
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 28
TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

April 30, 2026

Canada

Atlantic provinces $ 2,252 0.9% $ 4,947 1.9% $ 132 0.1% $ 3,197 1.9% $ 2,384 0.6% $ 8,144 1.9%
British Columbia 4 7,385 2.9 44,406 17.5 673 0.4 32,152 19.6 8,058 1.9 76,558 18.3
Ontario 4 20,631 8.1 118,698 46.8 2,275 1.4 89,360 54.4 22,906 5.5 208,058 49.7
Prairies 4 15,286 6.0 22,074 8.7 1,248 0.8 17,930 10.9 16,534 4.0 40,004 9.6
Québec 5,409 2.1 12,940 5.1 408 0.2 16,856 10.3 5,817 1.4 29,796 7.1
Total Canada 50,963 20.0% 203,065 80.0% 4,736 2.9% 159,495 97.1% 55,699 13.4% 362,560 86.6%
United States 1,483 44,483 – 12,415 1,483 56,898
Total $ 52,446 $ 247,548 $ 4,736 $ 171,910 $ 57,182 $ 419,458
October 31, 2025

Canada

Atlantic provinces $ 2,377 0.9% $ 5,038 1.9% $ 139 0.1% $ 2,833 1.9% $ 2,516 0.6% $ 7,871 1.9%
British Columbia 4 7,849 2.9 47,101 17.6 708 0.5 28,551 19.3 8,557 2.1 75,652 18.2
Ontario 4 21,505 8.1 124,702 46.6 2,412 1.6 80,826 54.7 23,917 5.7 205,528 49.5
Prairies 4 16,350 6.1 22,746 8.5 1,320 0.9 15,738 10.6 17,670 4.3 38,484 9.3
Québec 5,933 2.2 13,868 5.2 433 0.3 14,967 10.1 6,366 1.5 28,835 6.9
Total Canada 54,014 20.2% 213,455 79.8% 5,012 3.4% 142,915 96.6% 59,026 14.2% 356,370 85.8%
United States 1,544 46,050 – 12,481 1,544 58,531
Total $ 55,558 $ 259,505 $ 5,012 $ 155,396 $ 60,570 $ 414,901
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest

rate increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

April 30, 2026
Canada

0.8% 3.0% 8.7% 20.1% 32.0% 30.3% 1.2% 3.9% 100.0%
United States 2.5 1.7 3.6 9.3 29.4 51.9 1.0 0.6 100.0
Total 1.1% 2.8% 7.9% 18.4% 31.6% 33.7% 1.1% 3.4% 100.0%
October 31, 2025
Canada

0.8% 2.9% 8.3% 20.0% 31.9% 30.2% 1.2% 4.7% 100.0%
United States 2.6 1.6 3.5 9.0 24.1 57.8 0.8 0.6 100.0
Total 1.1% 2.7% 7.5% 18.3% 30.8% 34.5% 1.1% 4.0% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit 4,5
Total

mortgages

lines of credit 4,5
Total

April 30, 2026

October 31, 2025

Canada

Atlantic provinces 68% 69% 69% 70% 69% 69%
British Columbia 6 67 66 66 66 66 66
Ontario 6 69 68 68 68 67 67
Prairies 6 73 72 72 72 72 72
Québec 69 71 70 69 71 71
Total Canada 69 68 68 68 68 68
United States 68 57 63 68 58 64
Total 69% 68% 68% 68% 68% 68%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

HELOC loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 29
Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
April 30, 2026
Region
Europe $ 9,084 $ 8 $ 4,903 $ 13,995 $ 5,236 $ 1,767 $ 9,864 $ 16,867 $ 1,140 $ 25,200 $ 2,388 $ 28,728 $ 59,590
United Kingdom 6,873 4,132 2,601 13,606 2,607 1,997 10,667 15,271 384 891 748 2,023 30,900
Asia 168 20 2,587 2,775 228 1,122 4,030 5,380 67 8,119 1,538 9,724 17,879
Other 5 342 27 676 1,045 1,130 351 1,987 3,468 88 180 2,033 2,301 6,814
Total $ 16,467 $ 4,187 $ 10,767 $ 31,421 $ 9,201 $ 5,237 $ 26,548 $ 40,986 $ 1,679 $ 34,390 $ 6,707 $ 42,776 $ 115,183
October 31, 2025
Region
Europe $ 8,895 $ 8 $ 5,019 $ 13,922 $ 5,331 $ 1,359 $ 9,647 $ 16,337 $ 1,116 $ 25,876 $ 1,982 $ 28,974 $ 59,233
United Kingdom 6,731 2,577 2,483 11,791 3,199 1,537 12,237 16,973 270 176 661 1,107 29,871
Asia 182 23 2,527 2,732 241 538 3,795 4,574 138 8,346 1,829 10,313 17,619
Other 5 227 – 690 917 705 410 2,353 3,468 110 216 1,967 2,293 6,678
Total $ 16,035 $ 2,608 $ 10,719 $ 29,362 $ 9,476 $ 3,844 $ 28,032 $ 41,352 $ 1,634 $ 34,614 $ 6,439 $ 42,687 $ 113,401
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $28.2 billion (October 31, 2025 – $30.3 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III, Total Capital
consists of three components, namely CET1,

Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing

CET1, Tier 1,
and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. Basel III also introduced a non-risk
sensitive leverage ratio to act as a supplementary

measure to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by
leverage exposure which is primarily comprised

of on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures,
and credit equivalent amounts of off-balance sheet

exposures. TD manages its regulatory capital

in accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how the

Basel III capital rules apply to Canadian banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1,

2023, and has remained stable since. Currently, the DSB can range from
0% to 4%, with the effective level adjusted by OSFI

in response to developments in

Canada’s financial system and the broader economy.

OSFI has implemented the Basel III reforms

with adjustments to make them suitable

for domestic implementation. The Basel III reforms

impact the calculation of
credit risk, market risk and operational risk

for Canadian banks, as well as amend

the LR Guideline to include a requirement for

domestic systemically important
banks (D-SIBs) to hold a leverage ratio

buffer of 0.50% in addition to the regulatory minimum

requirement of 3.0%. The LR buffer requirement

also applies to the
TLAC leverage ratio.

On November 1, 2023, the standardized

capital floor transitioned to 67.5% of RWA from the previous 65%

of RWA. OSFI has stated that the floor will remain at
67.5% until further notice.

The Bank has implemented OSFI’s Parental Stand-Alone

(Solo) Total Loss Absorbing Capacity (TLAC) Framework for D-SIBs, which establishes a risk-based
measure intended to ensure that a non-viable

D-SIB has sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its

resolution. The Bank is
compliant with the requirements set out in this

framework.

The table below summarizes OSFI’s published

regulatory minimum capital targets

as at April 30, 2026.
REGULATORY

CAPITAL AND TLAC

TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge
1
Target
2
DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and G-SIB surcharge applies to risk-weighted capital ratio. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity
requirement for risk-weighted capital ratio. The G-SIB surcharge may increase above 1%, to a maximum of 4%, if the Bank’s G-SIB score increases above certain thresholds. OSFI’s

LR
Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk-weighted requirements, effectively 0.50%.

This buffer also
applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of April 30, 2026.
3

Not applicable.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 30
The following table provides details of the

Bank’s regulatory capital position.

TABLE 25: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
April 30 October 31 April 30
2026 2025 2025
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 24,596 $ 25,010 $ 25,308
Retained earnings

78,295 78,320 78,640
Accumulated other comprehensive income

9,802 12,874 11,032
Common Equity Tier 1 Capital before regulatory

adjustments

112,693 116,204 114,980
Common Equity Tier 1 Capital regulatory adjustments

Prudential valuation adjustments (180) (165) (164)
Goodwill (net of related tax liability) (18,235) (18,753) (18,491)
Intangibles (net of related tax liability)

(3,541) (3,316) (3,058)
Deferred tax assets excluding those arising

from temporary differences

(192) (202) (327)
Cash flow hedge reserve

2,104 867 1,174
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(158) (166) (317)
Defined benefit pension fund net assets (net

of related tax liability)

(821) (811) (736)
Investment in own shares

(1) (9) (5)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – – –
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(27) (90) (28)
Crypto-asset deduction (5) – –
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
23 20 20
Total regulatory adjustments to Common Equity Tier 1 Capital (21,033) (22,625) (21,932)
Common Equity Tier 1 Capital 91,660 93,579 93,048
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
11,625 11,623 11,111
Additional Tier 1 Capital instruments before

regulatory adjustments
11,625 11,623 11,111
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – – –
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(700) (700) (700)
Total regulatory adjustments to Additional Tier 1 Capital (700) (700) (700)
Additional Tier 1 Capital 10,925 10,923 10,411
Tier 1 Capital 102,585 104,502 103,459
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
10,345 10,733 10,514
Collective allowances 1,158 1,661 1,553
Tier 2 Capital before regulatory adjustments 11,503 12,394 12,067
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments (8) – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 – – –
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (48) (30) –
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– – –
Total regulatory adjustments to Tier 2 Capital (56) (30) –
Tier 2 Capital 11,447 12,364 12,067
Total Capital $ 114,032 $ 116,866 $ 115,526
Risk-weighted assets $ 641,358 $ 636,424 $ 624,636
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
14.3% 14.7% 14.9%
Tier 1 Capital (as percentage of risk-weighted assets) 16.0 16.4 16.6
Total Capital (as percentage of risk-weighted assets) 17.8 18.4 18.5
Leverage ratio 2 4.5 4.6 4.7
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure,

as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 31

12
As at April 30, 2026, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.3%, 16.0%,

and 17.8%, respectively. The decrease in the Bank’s CET1 Capital ratio
from 14.7% as at October 31, 2025 was

primarily driven by common shares repurchased

for cancellation and growth in RWA, partially offset by earnings net of
dividends, and credit risk model updates.

The Bank expects to reach a CET1 ratio of

approximately 13% by October 31, 2027
,
.
As at April 30, 2026, the Bank’s leverage ratio

was 4.5%. Compared with the Bank’s leverage

ratio of 4.6% as at October 31, 2025, the

decrease was primarily
attributable to common shares repurchased

for cancellation, partially offset by earnings net of dividends.
Future Regulatory Capital Developments
Future regulatory capital developments

were described in the “Future Regulatory

Capital Developments” section of the Bank’s

2025 MD&A.
TABLE 26: EQUITY AND OTHER SECURITIES 1
(thousands of shares/units and millions of

Canadian dollars, except as noted)
As at
April 30, 2026 October 31, 2025
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,652,420 $ 24,309 1,689,496 $ 24,727
Treasury – common shares (369) (60) – –
Total common shares 1,652,051 $ 24,249 1,689,496 $ 24,727
Stock options

Vested 5,751 5,160
Non-vested 8,298 9,027
Preferred shares – Class A

Series 1 20,000 $ 500 20,000 $ 500
Series 16 14,000 350 14,000 350
Series 18 14,000 350 14,000 350
Series 27 850 850 850 850
Series 28 800 800 800 800
49,650 $ 2,850 49,650 $ 2,850
Other equity instruments 2,3

Limited Recourse Capital Notes – Series 1 1,750 1,750 1,750 1,750
Limited Recourse Capital Notes – Series 2 1,500 1,500 1,500 1,500
Limited Recourse Capital Notes – Series 3
4
1,750 2,403 1,750 2,403
Limited Recourse Capital Notes – Series 4
4
750 1,023 750 1,023
Limited Recourse Capital Notes – Series 5 750 750 750 750
Limited Recourse Capital Notes – Series 6
4
750 1,037 750 1,037
Perpetual Subordinated Capital Notes – Series

2023-9
5
1 312 1 312
56,901 $ 11,625 56,901 $ 11,625
Treasury – preferred shares and other equity instruments (25) (14) (29) (4)
Total preferred shares and other equity instruments 56,876 $ 11,611 56,872 $ 11,621
1

For further details, including the conversion and exchange features, distributions, and significant terms and conditions,

refer to Note 19 of the Bank’s 2025 Consolidated Financial
Statements.
2

For other equity instruments, the number of shares/units represents the number of notes issued.
3

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms

and Conditions” table in Note 19 of the Bank’s 2025 Consolidated Financial Statements

for further
details.
4

For LRCNs – Series 3, 4, and 6, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
5

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On May 27, 2026, the Board approved a dividend

in an amount of one dollar and twelve

cents ($1.12) per fully paid common

share in the capital stock of the Bank
for the quarter ending July 31, 2026, payable

on and after July 31,

2026, to shareholders of record at the

close of business on July 10, 2026. The Bank

has a semi-
annual dividend review cycle to support the

alignment of shareholder return with earnings

growth.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between

0% to 5% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three and six months ended April

30, 2026, the Bank satisfied the DRIP requirements

through open market common share purchases.

During the
three months ended April 30, 2025, the Bank

satisfied the DRIP requirements through open

market common share purchases. During

the six months ended
April 30, 2025, the Bank satisfied the DRIP requirements

through common shares issued from

treasury with no discount for the first three

months and open market
common share purchases in the last

three months.

NORMAL COURSE ISSUER BID
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI had approved a normal course issuer bid (2025 NCIB) to purchase
for cancellation up to 100 million of its common

shares for up to $8 billion. The Bank completed

its 2025 NCIB in January 2026, under

which it repurchased and
cancelled $8 billion of its common shares.

On January 16, 2026, the Bank announced

that the TSX and OSFI have approved

the Bank’s new normal course issuer bid (2026

NCIB) to repurchase for
cancellation up to $7 billion of its common

shares, not to exceed 61 million common

shares. The 2026 NCIB commenced on

January 20, 2026, and will terminate
on (A) the earliest to occur of: (i) January 15,

2027; (ii) the date on which the aggregate

purchase cost of common shares purchased

equals $7 billion; and (iii) the
11
The Bank’s expectations for financial targets are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on actual economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the
Bank’s assumptions on future business performance, including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank’s control, including those set out at the beginning of this document in the “Caution Regarding Forward-Looking Statements” section. Refer to the “Risk Factors That May Affect Future Results” section of the Bank’s 2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.

Calculated in accordance with the OSFI’s Capital Adequacy Requirements guideline.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 32
date on which the maximum number of

common shares purchasable is reached; or

(B) such earlier date as the Bank may

determine. From the commencement of
the 2026 NCIB on January 20, 2026, to April

30, 2026, the Bank repurchased 23.2

million shares under the program, at an average

price of $131.51 per share for
a total amount of $3.1 billion. During the three

months ended April 30, 2026, the Bank repurchased

and cancelled approximately 19.4 million

shares under the
2026 NCIB program, for a total of $2.6 billion.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class

A First Preferred Shares excluding the preferred

shares issued with respect to LRCNs,

the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series of preferred

shares at the time of
conversion, would be 0.6 billion in aggregate.
The LRCNs, by virtue of the recourse to the

preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an NVCC

trigger were
to occur, the maximum number of common shares that could

be issued, assuming there are no declared

and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.7 billion in aggregate.
For NVCC subordinated notes and debentures

(including Additional Tier 1 Perpetual Notes), if an

NVCC trigger event were to occur, the maximum number

of
common shares that could be issued, assuming

there is no accrued and unpaid interest

on the respective subordinated notes and debentures,

would be 3.2 billion
in aggregate.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section of the Bank’s 2025 MD&A and this

Report, there are numerous other risk factors,

many of which
are beyond the Bank’s control and the effects of

which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans,
objectives, and estimates or could impact

the Bank’s reputation or the sustainability of its

business model. All forward-looking statements,

including those in this
MD&A, are, by their very nature, subject

to inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual

results to differ materially
from the plan, objectives, estimates or expectations

expressed in the forward-looking statements.

Some of these factors are discussed

in the “Risk Factors and
Management” section of the 2025

MD&A and in the “Managing Risk” section

of this document, and others are noted in

the “Caution Regarding Forward-Looking
Statements” section of this document.

The Bank has supplemented the following Risk

Factors to reflect developments in the

external environment.
Geopolitical Risk
Further to the geopolitical risks outlined in

the Bank's 2025 MD&A, the conflict between

the United States and Iran has increased

volatility and disruption in global
energy and commodity markets, elevated

energy prices, and introduced restrictions

on maritime transit through key corridors

such as the Strait of Hormuz. This
has led to interruption in energy production,

transportation, trade flows and adverse impacts

across a broader range of commodities and

inputs that are energy
intensive or dependent on global supply chains

and transportation networks. Higher

energy costs, constrained shipping capacity, insurance limitations,

and supply
dislocations have contributed to increased

price levels and volatility in these markets.

Prolonged disruptions or further escalation

may exacerbate cost pressures,
constrain supply availability or affect demand across

certain sectors and regions, which could have

an impact on the Bank and its customers.
Inflation, Interest Rates and Recession

Uncertainty
Further to the inflation, interest rates

and recession uncertainty outlined in the Bank's

2025 MD&A, inflation has shown signs of renewed

upward pressure, driven
by sharp increases in energy and related

commodity prices following geopolitical disruptions

in the Middle East. Elevated energy prices

have increased headline
inflation and contributed to higher input costs

and price volatility across a range of goods

and services. While core inflation measures

have remained more stable
to date, the persistence and duration of current

cost pressures remain uncertain and could

affect inflation expectations. Central banks have

responded to this
environment by reassessing the pace and

timing of anticipated interest rate adjustments.

In Canada and the United States, policy rates

have been held steady in
recent decisions, reflecting a balance between

moderating growth, cooling labour market

conditions and emerging upside risks to inflation

stemming from energy
and commodity related shocks. As a result,

the outlook for interest rates has become

more uncertain, with the potential for interest rates

to remain higher for longer
than previously expected, or to decline

more rapidly should economic conditions deteriorate,

which could have an impact on the Bank and

its customers.
For more information on the economic outlook

refer to the “Economic Summary and Outlook”

section of this document.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively taking

and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn a

stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise Risk

Framework. The
Bank’s tolerance to those risks is defined in

the Enterprise Risk Appetite which has been

developed within a comprehensive framework

that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’ on any

single acquisition, business, product or decision;

and (3) do not risk harming
the TD brand. Each business is responsible

for setting and aligning its individual risk

appetites with that of the enterprise

based on a thorough examination of

the
specific risks to which it is exposed.
The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2025 MD&A.

During the
quarter, the Enterprise Reputational and Non-Traditional Risk Committee

(ERRC) was renamed the Enterprise Strategic

Resiliency Oversight Committee
(ESROC). The ESROC, chaired by the

Chief Risk Officer, provides senior executive oversight, direction and guidance on strategic and reputational

risks arising
from the planning and execution of TD's strategies

and related activities,

including traditional and non-traditional risk

activities.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 33
Additional information on risk factors can

be found in this document and the 2025

MD&A under the heading “Risk Factors

and Management”. For a complete
discussion of the risk governance structure

and the risk management approach, refer

to the “Managing Risk” section in the Bank’s 2025

MD&A.
The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended April 30, 2026.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 5,301 $ 557,079 $ 562,380 $ 5,141 $ 552,249 $ 557,390
Qualifying revolving retail 841 176,156 176,997 871 177,970 178,841
Other retail 3,548 110,336 113,884 3,660 110,316 113,976
Total retail 9,690 843,571 853,261 9,672 840,535 850,207
Non-retail
Corporate 1,192 839,142 840,334 2,402 758,573 760,975
Sovereign 162 475,443 475,605 175 552,954 553,129
Bank 801 188,591 189,392 7,121 180,614 187,735
Total non-retail 2,155 1,503,176 1,505,331 9,698 1,492,141 1,501,839
Gross credit risk exposures $ 11,845 $ 2,346,747 $ 2,358,592 $ 19,370 $ 2,332,676 $ 2,352,046
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 34
MARKET RISK

Market risk capital is calculated using the Standardized

Approach under Basel III. The Bank

continues to use Value-at-Risk (VaR) as an internal management metric to monitor and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 28: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 110,124 $ 2,867 $ 107,257 $ – $ 109,417 $ 940 $ 108,477 $ – Interest rate
Trading loans, securities, and other 231,680 222,008 9,672 – 220,136 213,151 6,985 – Interest rate
Non-trading financial assets at
fair value through profit or loss 8,095 – 8,095 – 7,395 – 7,395 –
Equity,

foreign exchange,

interest rate
Derivatives 74,835 67,258 7,577 – 82,972 72,906 10,066 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 7,299 – 7,299 – 6,986 – 6,986 – Interest rate
Financial assets at fair value through
other comprehensive income 128,612 – 128,612 – 126,369 – 126,369 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 238,677 – 238,677 – 240,439 – 240,439 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 220,120 6,901 213,219 – 247,078 7,574 239,504 – Interest rate
Loans, net of allowance for

loan losses 964,289 – 964,289 – 953,012 – 953,012 – Interest rate
Other assets 1 1,983 – 1,983 – 2,047 – 2,047 – Interest rate
Assets not exposed to

market risk
99,391 – – 99,391 98,707 – – 98,707
Total Assets $ 2,085,105 $ 299,034 $ 1,686,680 $ 99,391 $ 2,094,558 $ 294,571 $ 1,701,280 $ 98,707
Liabilities subject to market risk
Trading deposits $ 39,308 $ 31,118 $ 8,190 $ – $ 37,882 $ 28,955 $ 8,927 $ – Equity, interest rate
Derivatives 74,532 69,513 5,019 – 79,356 74,790 4,566 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 26,028 26,028 – – 25,283 25,283 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 222,503 8 222,495 – 197,635 3 197,632 – Interest rate
Deposits 1,243,431 – 1,243,431 – 1,267,104 – 1,267,104 – Interest rate, foreign exchange
Obligations related to securities
sold short 42,293 38,785 3,508 – 43,795 42,475 1,320 – Interest rate
Obligations related to securities sold
under repurchase agreements 218,392 20,920 197,472 – 221,150 13,922 207,228 – Interest rate
Securitization liabilities at amortized
cost 16,017 – 16,017 – 14,841 – 14,841 – Interest rate
Subordinated notes and debentures 10,345 – 10,345 – 10,733 – 10,733 – Interest rate
Other liabilities
1
16,901 – 16,901 – 16,934 – 16,934 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 175,355 – – 175,355 179,845 – – 179,845
Total Liabilities and Equity $ 2,085,105 $ 186,372 $ 1,723,378 $ 175,355 $ 2,094,558 $ 185,428 $ 1,729,285 $ 179,845
1

Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 35
-75
-65
-55
-45
-35
-25
-15
-5
5
15
25
35
45
55
65
75
2/2/2026 2/9/2026
2/16/2026 2/23/2026
3/2/2026 3/9/2026
3/16/2026 3/23/2026 3/30/2026
4/6/2026
4/13/2026 4/20/2026 4/27/2026
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the second quarter ending

April 30, 2026,
there were
9 days

of trading losses and trading net revenue

was positive for
86
% of the trading days, reflecting normal

trading activity. Losses in the quarter did
not exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

It does not provide information on losses beyond

the selected confidence level; and
●

It assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes stress testing as well as
sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 36
TABLE 29: PORTFOLIO MARKET

RISK MEASURES
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January
31
April 30 April 30 April 30
2026 2026 2025 2026 2025
As at Average High Low Average Average Average Average
Interest rate risk $
11.7
$
15.3
$
23.5
$
9.8
$
12.6
$
12.8
$
14.0
$
12.6
Credit spread risk
18.0
19.6
26.0
13.5
14.8
20.1
17.2
19.9
Equity risk
27.9
17.6
36.9
7.3
16.1
9.6
16.8
8.9
Foreign exchange risk
2.1
4.1
8.2
1.3
5.1
3.8
4.6
3.9
Commodity risk
25.1
35.5
49.6
25.1
37.1
23.1
36.3
14.5
Idiosyncratic debt specific risk
16.2
17.1
20.0
14.3
15.3
23.4
16.2
21.5
Diversification effect 1
(65.0)
(69.1)

n/m
2

n/m

(58.8)
(56.9)
(64.0)
(49.2)
Total Value

-at-Risk (one-day)
$
36.0
$
40.1
$
54.1
$
32.0
$
42.2
$
35.9
$
41.1
$
32.1
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased quarter-over-quarter due to changes in commodities forward positions. This was partially offset by

changes in fixed income positions
coupled with wider credit spreads and

changes in interest rate positions.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Non-Trading Interest Rate Risk

The Bank’s non-trading interest rate risk arises

mainly from traditional personal and commercial

banking activity and is generally the result

of mismatches between
the maturities and repricing dates of the Bank’s

assets and liabilities.
The primary measures for managing and

controlling this risk are Economic Value of Shareholders’ Equity

(EVE) Sensitivity and Net Interest Income Sensitivity
(NIIS).
The EVE Sensitivity measures the change in

the net present value of the Bank’s banking

book assets, liabilities, and certain off-balance

sheet items given a
specific interest rate shock. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the NII change over

a twelve-month horizon for a specified

change in interest rates for banking book

assets, liabilities, and certain off-
balance sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the non-trading interest rate risk measures.

These limits are periodically reviewed

and approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.
TABLE 30: NON-TRADING INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
April 30, 2026 January 31, 2026 April 30, 2025
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity 3 Sensitivity 1,3 Sensitivity 3 Sensitivity 1,3
Canadian U.S. Total Canadian U.S. Total Total Total Total Total
dollar 2 dollar dollar 2 dollar
Before-tax impact of

100 bps increase in rates
$
(1,191)
$
(2,492)
$
(3,683)
$
354
$
57
$
411
$
(2,521)
$
745
$
(2,612)
$
679

100 bps decrease in rates
1,144
2,263
3,407
(390)
(71)
(461)
2,179
(815)
2,116
(769)
1
Represents the twelve-month NII exposure to an immediate and sustained shock in rates, and may include adjustments for non-recurring items.
2

Includes other currency exposures.
3

Effective the second quarter ended April 30, 2026, includes exposures from Wholesale Banking. Prior periods do not include Wholesale Banking
.
As at April 30, 2026, an immediate and sustained

100 bps increase in interest rates

would have a negative impact to the Bank’s EVE

of $
3,683

million, an increase
of $
1,162

million from last quarter, and a positive impact to the Bank’s NII of $
411

million, a decrease of $
334

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have a positive impact to the Bank’s EVE

of $
3,407

million, an increase of $
1,228

million from last quarter, and
a negative impact to the Bank’s NII of $
461

million, a decrease of $
354

million from last quarter. The quarter over quarter increase in EVE sensitivity is largely
attributed to Treasury activity primarily in support of lower

US dollar NII sensitivity.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 37
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
TD follows a disciplined liquidity management

program,

which is subject to risk governance and oversight,

and is designed to maintain sufficient liquidity

to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank

maintains access to a stable and
diversified funding base and aligns

its funding profile with that of the assets and

contingent obligations it supports.
WHO MANAGES LIQUIDITY RISK
The Risk Committee, the ALCO and

the Treasurer are accountable for the identification,

assessment, control, monitoring and oversight

of liquidity risk.
●

The Risk Committee regularly reviews the

Bank’s liquidity position and approves the Bank’s

Liquidity Risk Management Framework

biennially and related
policies annually.
●

The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement, management,

and
governance of liquidity risk.

●

The Global Liquidity & Funding (GLF)

Committee, a subcommittee of the ALCO

comprised of senior management from

Treasury, Wholesale Banking and Risk
Management, identifies and monitors the Bank’s liquidity

risks.

In addition to our committee oversight framework,

liquidity risk management activities

are subject to the three lines of defence governance

model. Treasury, the
first line of defence for the management of liquidity

risk, is subject to independent second line

challenge and oversight by Risk Management.

TD’s Internal Audit is
the third line of defence. The three lines of

defence are independent of the business

whose activities generate liquidity risks.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not changed substantially

from that described in the Bank’s 2025 MD&A.

For a
complete discussion of liquidity risk,

refer to the “Liquidity Risk” section in the

Bank’s 2025 MD&A.
Liquid assets
The Bank’s unencumbered liquid assets could be

used to help address potential funding needs

arising from stress events. Liquid asset

eligibility considers
estimated stressed market values and

trading market depth, as well as operational,

legal, or other impediments to sale, rehypothecation

or pledging.
Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.
TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) As at
Securities
received as
collateral from
securities
financing and
Bank-owned derivative Total Encumbered Unencumbered
liquid assets transactions liquid assets liquid assets liquid assets 1
April 30, 2026
Cash and central bank reserves $
18,895
$
–
$
18,895
$
2,051
$
16,844
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks 2
111,472
107,727
219,199
106,362
112,837
Equities
19,172
8,035
27,207
21,076
6,131
Other debt securities
7,807
21,301
29,108
11,846
17,262
Other securities
–
–
–
–
–
Total Canadian dollar-denominated
157,346
137,063
294,409
141,335
153,074
Cash and central bank reserves
87,832
–
87,832
–
87,832
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks
217,540
156,479
374,019
178,673
195,346
Equities
67,214
70,625
137,839
77,536
60,303
Other debt securities
82,738
42,285
125,023
35,873
89,150
Other securities
26,694
2,907
29,601
8,866
20,735
Total non-Canadian dollar-denominated
482,018
272,296
754,314
300,948
453,366
Total 3 $
639,364
$
409,359
$
1,048,723
$
442,283
$
606,440
October 31, 2025
Total Canadian dollar

-denominated
$
155,500
$
128,048
$
283,548
$
124,734
$
158,814
Total non-Canadian

dollar-denominated
479,607
223,847
703,454
279,201
424,253
Total $
635,107
$
351,895
$
987,002
$
403,935
$
583,067
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes National Housing Act Mortgage-Backed Securities (NHA MBS).
3

Effective April 30, 2026, collateral received from margin loans and collateral delivered to facilitate client shorts has been included
.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 38
Unencumbered liquid assets held in The

Toronto-Dominion Bank, its domestic and foreign subsidiaries, and branches are summarized in the following

table.
TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

April 30 October 31
2026 2025
The Toronto-Dominion Bank (Parent) $
231,554
$
257,722
Bank subsidiaries
340,442
306,961
Foreign branches
34,444
18,384
Total $
606,440
$
583,067
The Bank’s

average liquid assets are summarized

in the following table.

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets 1
April 30, 2026
Cash and central bank reserves $ 15,037 $ – $ 15,037 $ 1,727 $ 13,310
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 2 113,658 103,532 217,190 98,831 118,359
Equities 20,519 8,277 28,796 21,468 7,328
Other debt securities 6,763 20,853 27,616 11,135 16,481
Other securities – – – – –
Total Canadian dollar-denominated 155,977 132,662 288,639 133,161 155,478
Cash and central bank reserves 86,270 – 86,270 – 86,270
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 219,447 156,746 376,193 183,625 192,568
Equities 66,206 70,158 136,364 77,606 58,758
Other debt securities 82,422 40,551 122,973 34,697 88,276
Other securities 30,443 2,837 33,280 9,693 23,587
Total non-Canadian dollar-denominated 484,788 270,292 755,080 305,621 449,459
Total 3 $ 640,765 $ 402,954 $ 1,043,719 $ 438,782 $ 604,937
January 31, 2026
Total Canadian dollar

-denominated
$ 158,150 $ 114,067 $ 272,217 $ 117,861 $ 154,356
Total non-Canadian

dollar-denominated
488,070 232,658 720,728 288,610 432,118
Total $ 646,220 $ 346,725 $ 992,945 $ 406,471 $ 586,474
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes NHA MBS.
3

Effective April 30, 2026, collateral received from margin loans and collateral delivered to facilitate client shorts has been included.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank,

its domestic and foreign subsidiaries,

and branches are summarized in the

following
table.

TABLE 34: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

April 30 January 31
2026 2026
The Toronto-Dominion

Bank (Parent)
$ 237,056 $ 259,779
Bank subsidiaries 338,412 300,135
Foreign branches 29,469 26,560
Total $ 604,937 $ 586,474

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 39
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems. TD has pledging policies

in place that govern the amount of assets

we encumber, ensuring sufficient assets are available to meet liquidity requirements. A summary of on- and off-balance

sheet encumbered and unencumbered assets

is presented as follows.
TABLE 35: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral 1 Other 2 Collateral 3 Other 4
April 30, 2026
Cash and due from banks $ 5,858 $ – $ – $ – $ 5,858
Interest-bearing deposits with banks 110,124 6,234 – 98,974 4,916
Securities, trading loans, and other 1,081,359 493,305 26,590 505,500 55,964
Derivatives 74,835 – – – 74,835
Loans, net of allowance for loan losses 936,935 40,669 98,823 66,297 731,146
Other assets 5 95,516 202 – – 95,314
Total assets $ 2,304,627 $ 540,410 $ 125,413 $ 670,771 $ 968,033
October 31, 2025
Total assets $ 2,265,385 $ 525,387 $ 127,282 $ 672,337 $ 940,379
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and
requirements associated with participation in clearing houses and payment systems.
2

Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements.

This category includes unencumbered loans backed by real estate that qualify as eligible collateral in the Federal Home Loan Bank System.
4

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
5

Other assets include goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of

-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity risk assessments
are also part of the Bank’s Enterprise-Wide Stress

Testing program.
The Bank maintains CFPs for the enterprise

and material subsidiaries operating

in foreign jurisdictions. As they provide a

playbook for managing stressed
liquidity conditions, these plans are an integral

component of the Bank’s overall liquidity risk

management framework. The CFPs outline

different contingency
levels based on the severity and duration of

the liquidity event and identify recovery

actions appropriate for each level. To support operational readiness, CFPs provide key steps required to implement

each recovery action. Regional CFPs identify

recovery actions to address region-specific

stress events. The actions and
governance structure outlined in the Bank’s

CFP are aligned with the Bank’s Crisis Management

Recovery Plan.
CREDIT RATINGS
Credit ratings may affect the Bank’s access to, and cost

of, raising funding and its ability to engage

in certain business activities on a

cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on several

factors including the Bank’s
financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control,

including conditions affecting the overall financial
services industry.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 40
TABLE 36: CREDIT RATINGS 1
As at
April 30, 2026
Moody’s S&P Fitch 2 DBRS
Deposits/Counterparty 3 Aa1 A+ AA+ AA
Senior Debt 4 A2 A- AA- AA (low)
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A A (high)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A (low)
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ BBB (high)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Reflects Long-Term Deposits Rating upgrade

made by Fitch subsequent to quarter end, on May 12, 2026.
3

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS’

Long-Term Deposits Rating.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually required to be

posted to OTC derivative counterparties as

of the reporting date in the
event of one, two, and three-notch downgrades

of the Bank’s credit ratings.

TABLE 37: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

April 30 January 31
2026 2026
One-notch downgrade $ 966 $ 873
Two-notch downgrade 1,364 1,342
Three-notch downgrade 2,253 2,313
1

These collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO (LCR)

The LCR is a Basel III standard designed to ensure

that banks have an adequate stock of unencumbered

HQLA, consisting of cash or assets that

can be
converted into cash, to meet their liquidity

needs for a 30-calendar day liquidity stress

scenario.

In accordance with OSFI’s Liquidity Adequacy Requirements

(LAR), the Bank must maintain a

minimum LCR of 100%, except during periods

of financial stress
when institutions are permitted to use their

stock of HQLA. The Bank’s LCR is calculated according

to the scenario parameters in the LAR guideline,

including
prescribed HQLA eligibility criteria and haircuts,

deposit run-off, and other outflow and inflow rates.

LCR-eligible HQLA consist primarily of

central bank reserves,
sovereign-issued or sovereign-guaranteed

securities, and high-quality securities issued

by non-financial entities.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 41

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 38: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
April 30, 2026
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 336,237
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 512,073 $ 33,551
Stable deposits 269,909 8,097
Less stable deposits 242,164 25,454
Unsecured wholesale funding, of which: 396,367 196,881
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
144,650 33,806
Non-operational deposits (all counterparties) 220,464 131,822
Unsecured debt 31,253 31,253
Secured wholesale funding n/a 55,509
Additional requirements, of which: 399,786 135,014
Outflows related to derivative exposures and

other collateral requirements
90,550 67,754
Outflows related to loss of funding on debt products 14,000 14,000
Credit and liquidity facilities 295,236 53,260
Other contractual funding obligations 20,374 10,508
Other contingent funding obligations 863,188 13,307
Total cash outflows $ n/a $ 444,770
Cash inflows
Secured lending

$ 279,438 $ 56,711
Inflows from fully performing exposures 29,317 13,665
Other cash inflows 116,169 116,169
Total cash inflows $ 424,924 $ 186,545
Average for the three months ended
April 30, 2026 January 31, 2026
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 336,237 $ 341,809
Total net cash outflows 258,225 249,469
Liquidity coverage ratio 130% 137%
1

The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended April 30, 2026 is calculated as an average of the 62 daily data points in the quarter.
2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 130% for the

quarter ended April 30, 2026 and continues

to meet regulatory requirements
.
The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Most of these liquid assets also qualify as

HQLA under the OSFI LAR guideline.
The Bank’s Level 1 assets for the quarter ended April

30, 2026, as calculated according to OSFI

LAR and the BCBS LCR requirements, represent

86% of total
HQLA (January 31, 2026 – 86%).

In accordance with the OSFI LAR guideline,

the Bank’s reported HQLA excludes excess HQLA

from U.S. Banking operations to
reflect liquidity transfer considerations between

U.S. Banking and affiliates as a result of the U.S.

Federal Reserve Board’s regulations. By excluding

excess
HQLA, the U.S. Banking LCR is effectively capped

at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2025 MD&A, the Bank

manages its HQLA and other liquidity buffers to

the higher of
TD’s internal 90-day surplus requirement and its

target buffers over regulatory requirements including

those for LCR, Net Stable Funding Ratio

(NSFR), and the
Net Cumulative Cash Flow metrics.
13
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans, and pace of share repurchases under the
Bank’s normal course issuer bid (which is subject to financial forecasts and capital requirements). The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions, economic outlook and geopolitical matters. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 42
NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) to total required stable funding (RSF).

The Bank must maintain an
NSFR equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s liability and capital instruments

(including deposits
and wholesale funding). The assets that require

stable funding are a function of the Bank’s on and

off-balance sheet activities,

their liquidity characteristics, and
OSFI’s LAR guideline requirements.

TABLE 39: NET STABLE FUNDING RATIO 1
(millions of Canadian dollars, except

as noted)
As at
April 30, 2026
Unweighted value by residual maturity
6 months to More than
No

Less than

less than

or equal to Weighted
maturity
2
6 months

1 year

1 year

value
3
Available Stable Funding Item
Capital $ 120,284 $ n/a $ n/a $ 6,456 $ 126,741
Regulatory capital 120,284 n/a n/a 6,456 126,741
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
470,789 71,454 33,458 29,026 561,754
Stable deposits 260,876 28,285 14,191 14,537 302,721
Less stable deposits 209,913 43,169 19,268 14,489 259,034
Wholesale funding: 265,238 415,689 114,090 239,740 474,577
Operational deposits 118,996 2,349 – – 60,672
Other wholesale funding 146,242 413,340 114,090 239,740 413,905
Liabilities with matching interdependent assets
4
– 2,176 1,120 37,958 –
Other liabilities: 46,952 107,425 8,339
NSFR derivative liabilities n/a 12,283

n/a

All other liabilities and equity not included

in the above categories
46,952 85,412 2,784 6,946 8,339
Total Available Stable Funding $ 1,171,411
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 56,729
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 137,817 286,565 120,315 682,316 798,041
Performing loans to financial institutions

secured by Level 1 HQLA
– 63,200 8,152 293 8,535
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 87,876 5,950 15,304 28,133
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 42,651 63,197 42,200 301,123 349,289
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 38,189 63,880 57,488 287,681 289,245
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 38,189 63,880 57,488 287,681 289,245
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 56,977 8,412 6,524 77,915 122,839
Assets with matching interdependent liabilities
4
– 2,970 2,016 36,268 –
Other assets: 80,934 154,483 118,052
Physical traded commodities, including gold 26,384

n/a

n/a

n/a

23,157
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs – – – 19,516 16,589
NSFR derivative assets

n/a

– – 11,824 –
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

25,843 1,292
All other assets not included in the above

categories
54,550 87,104 2,073 8,122 77,014
Off-balance sheet items

n/a

865,572 31,434
Total Required Stable Funding $ 1,004,256
Net Stable Funding Ratio

117%
As at
January 31, 2026 5
Total Available Stable Funding $ 1,152,199
Total Required Stable Funding 1,005,388
Net Stable Funding Ratio

115%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
5

Effective April 30, 2026, the comparative period has been changed to reflect information from the previous fiscal quarter.
The Bank’s NSFR for the quarter ended April 30,

2026 is 117%

(January 31, 2026 – 115%), representing a surplus of $167 billion and adhering to regulatory
requirements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 43
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to funding is

to maximize the use of deposits raised through

its personal,

wealth and business banking channels.

The deposits
raised from these sources were approximately
62
% (October 31, 2025 –
64
%) of the Bank’s total funding. Non-personal

deposit funding as reflected below does
not include the Bank’s Wholesale Banking deposits

(including Corporate & Investment Banking).
TABLE 40: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)
As at

April 30 October 31
2026 2025
Personal $
641,827
$
650,396
Non-personal
305,886
316,319
Total $
947,713
$
966,715
WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA

MBS, notes backed by credit card
receivables (Evergreen Credit Card Trust) and home equity

lines of credit (Genesis Trust II). The Bank’s wholesale

funding is diversified by geography, currency,
and funding types. The Bank raises short-term

(1 year or less) funding using certificates

of deposit and commercial paper.
The following table summarizes the term

funding and capital programs by geography, with the related program size as at April 30, 2026.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($10 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
Non-Registered Structured Global Medium-Term
Linked Notes Program (US$20 billion)

The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding was $190.9 billion as at April 30,

2026
(October 31, 2025

– $192.0 billion).
Note that Table 41: Long-Term Funding and Table

42: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 41: LONG-TERM FUNDING 1
As at
April 30 October 31
Long-term funding by currency 2026

2025
Canadian dollar 28% 26%
U.S. dollar 34 33
Euro 29 32
British pound 5 4
Other 4 5
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 55% 53%
Covered bonds 34 37
Mortgage securitization 2 9 8
Term asset-backed securities 2 2
Total 100% 100%
1
The table includes secured and unsecured,

senior and subordinated notes – excluding

structured notes and commercial paper – issued

to external investors with
an original term-to-maturity of greater than

one year.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 44
The following table represents the remaining

maturity of various sources of funding outstanding

as at April 30,

2026 and October 31, 2025.

TABLE 42: WHOLESALE FUNDING
(millions of Canadian dollars)
As at
April 30 October 31
2026 2025
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 1,951 $ 234 $ 330 $ 710 $ 3,225 $ – $ – $ 3,225 $ 2,738
Bearer deposit notes 1,174 671 725 1,125 3,695 – – 3,695 5,732
Certificates of deposit 14,284 17,081 32,033 48,501 111,899 3,276 – 115,175 90,513
Commercial paper 13,605 15,439 11,407 13,112 53,563 810 – 54,373 53,759
Covered bonds – 3,423 5,337 14,194 22,954 9,785 31,894 64,633 70,558
Mortgage securitization 2 39 968 1,085 1,803 3,895 4,247 33,903 42,045 40,124
Senior unsecured medium-term notes 3 – 7,645 2,303 13,019 22,967 22,872 60,825 106,664 102,136
Subordinated notes and debentures 4 – – – – – – 10,345 10,345 10,733
Term asset-backed

securitization
1,326 1,987 2,901 6,324 12,538 1,719 1,453 15,710 15,702
Other 5 38,853 4,956 3,060 2,653 49,522 2,957 3,489 55,968 47,820
Total $ 71,232 $ 52,404 $ 59,181 $ 101,441 $ 284,258 $ 45,666 $ 141,909 $ 471,833 $ 439,815
Of which:
Secured $ 1,365 $ 7,736 $ 10,681 $ 23,679 $ 43,461 $ 15,751 $ 67,250 $ 126,462 $ 126,388
Unsecured 69,867 44,668 48,500 77,762 240,797 29,915 74,659 345,371 313,427
Total $ 71,232 $ 52,404 $ 59,181 $ 101,441 $ 284,258 $ 45,666 $ 141,909 $ 471,833 $ 439,815
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) bail-inable senior debt and b) $1.5 billion of non-bail-inable senior debt with original term-to-maturity of less than 400 days, of which $1.3 billion has a remaining term of 1 to
3 months and $0.2 billion has a remaining term of 6 months to 1 year.

Excludes $2.3 billion of structured notes subject to conversion under the “bail-in” regime (October 31,

2025 –
$3.3 billion).
4

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
5
Includes fixed-term deposits from non-bank institutions (unsecured) of $26.6 billion (October 31, 2025 – $26.9 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

mortgage-backed securities issued to external

investors for the three and
six months ended April 30, 2026,

were $1.3 billion and $2.4 billion,

respectively (three and six months ended

April 30, 2025 – $1.3

billion and $2.3 billion,
respectively)

and other asset-backed securities issued

for the three and six months ended April 30, 2026,

were nil (three and six months ended April

30, 2025 – nil
and $0.2 billion, respectively). The Bank also

issued $8.9 billion and $15.3 billion, respectively, of unsecured medium-term notes for the three months

and six
months ended April 30, 2026 (three months

and six months ended April 30, 2025 – nil

and $10.4

billion,

respectively). Covered bonds issued

for the three and six
months ended April 30, 2026 were $2.8 billion

and $5.1 billion, respectively (three and

six months ended April 30, 2025 – nil).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2026, OSFI released its final revised

LAR guideline which comes into effect on

May 1, 2026 (starting third quarter of fiscal 2026).

Amendments include
introduction of deposit categorizations for

measuring liquidity risks from structured

notes and deposits sourced through non-bank

financial intermediaries, and
clarification of expectations for instruments

with contingent features and/or uncertain

maturity profiles, particularly in relation to

their early redemption
characteristics and associated liquidity implications.
ISSB – IFRS S1 and IFRS S2
In March 2025, OSFI released updates to

Guideline B-15 to ensure continued interoperability

with the requirements of the final Canadian Sustainability

Standards
Board (CSSB) standards. Key updates include

postponing the implementation date

for industry-based metrics and Scope

3 Greenhouse Gas (GHG)

emissions
disclosures from fiscal year end 2025

to 2028. The Bank’s 2025 annual sustainability report

suite will incorporate the phased-in cross-industry

metrics
requirements, effective for October 31, 2025.
In April 2025, the Canadian Securities Administrators

(CSA) announced that it is pausing work

on the development of a new mandatory

climate-related disclosure
rule that is based on the two standards issued

by the CSSB. The CSSB standards were

released in December 2024 and are based

on the international
sustainability standards issued by the International

Sustainability Standards Board (ISSB).

They set out the disclosure requirements for

financially material
information about sustainability and climate-related

risks and opportunities to meet investor

information needs. For these standards

to become mandatory
requirements in Canada, they would need

to be incorporated into a CSA rule. The Bank

continues to assess the impact of adopting these

standards and to monitor
developments from various standard setters

and regulators.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 45
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2025 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended April 30, 2026.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its multi-seller conduits which are not consolidated.

Multi-seller conduits
securitize third-party originated assets.

The Bank administers multi-seller conduits

and provides liquidity facilities as well as

securities distribution services; it may
also provide credit enhancements. TD’s total potential

exposure to loss through the provision

of liquidity facilities for multi-seller conduits

was $58.7 billion as at
April 30, 2026 (October 31, 2025

– $57.5 billion). As at April 30, 2026,

the Bank had funded exposure of $38.6 billion

under such liquidity facilities relating

to
outstanding issuances of asset-backed

commercial paper (ABCP)

(October 31, 2025

– $38.5 billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s second

quarter 2026 Interim Consolidated Financial

Statements and 2025 Annual

Consolidated Financial Statements. For
details of the Bank’s significant accounting

judgments, estimates, and assumptions

under IFRS, refer to Note 3 of the Bank’s

second quarter 2026

Interim
Consolidated Financial Statements and the Bank’s

2025

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and six months ended

April 30, 2026.
ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied,

including for risks related to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future periods.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three and

six months ended April 30, 2026. Refer to

Note 4 of the Bank’s 2025

Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s second quarter 2026

Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to
accounting policies, procedures, and estimates.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 46
GLOSSARY
FINANCIAL AND BANKING TERMS
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS):

A performance measure calculated by
dividing net income available to common

shareholders by the weighted average
number of common shares outstanding

for the period. Adjusted basic EPS is
calculated in the same manner using adjusted

net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
available to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 47
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and adjusted total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the FSB in
May 2012, comprised of banks, analysts, investors,

and auditors, with the goal
of enhancing the risk disclosures of banks and

other financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that
have multiple derivative contracts with each

other that provide for the net
settlement of all contracts through a single

payment, in a single currency, in
the event of default or termination of any one

contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Operating Leverage: A
non-GAAP measure that the Bank calculates

as the
difference between the % change in adjusted

revenue (U.S. Banking in source
currency) net of insurance service expense

(ISE), and adjusted expenses
(U.S. Banking in US$) grossed up by the

retailer program partners’

share of
PCL for the Bank’s U.S. strategic cards portfolio.

Collectively, these
adjustments provide a measure of operating

leverage that management
believes is more reflective of underlying business

performance.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
available to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles, which are
treated as an item of note, as a percentage

of average Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 48
Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory

risk-
weight factor to on and off-balance sheet exposures.

The risk-weight factors are
established by the OSFI to convert on and off-balance

sheet exposures to a
comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of a
financial asset that are consistent with a basic

lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and other acquired

intangible assets, net of related
deferred tax liabilities. It can be utilized in assessing

the Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 49
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars)
April 30, 2026 October 31, 2025
ASSETS
Cash and due from banks $
5,858
$
7,512
Interest-bearing deposits with banks
110,124
109,417
115,982
116,929
Trading loans, securities, and other

(Note 4)
231,680
220,136
Non-trading financial assets at fair value through profit or loss

(Note 4)
8,095
7,395
Derivatives

(Note 4)
74,835
82,972
Financial assets designated at fair value through profit or

loss

(Note 4)
7,299
6,986
Financial assets at fair value through other comprehensive income

(Note 4)
128,612
126,369
450,521
443,858
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
238,677
240,439
Securities purchased under reverse repurchase agreements

220,120
247,078
Loans (Notes 4, 6)
Residential mortgages
299,994
315,063
Consumer instalment and other personal
274,675
259,033
Credit card
40,802
41,662
Business and government
357,237
345,943
972,708
961,701
Allowance for loan losses

(Note 6)
(8,419)
(8,689)
Loans, net of allowance for loan losses
964,289
953,012
Other
Goodwill
18,460
18,980
Other intangibles
3,624
3,409
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,979
10,132
Deferred tax assets
5,327
5,388
Amounts receivable from brokers, dealers, and clients
29,969
27,345
Other assets

(Note 8)
28,157
27,988
95,516
93,242
Total assets $
2,085,105
$
2,094,558
LIABILITIES
Trading deposits

(Notes 4, 9)
$
39,308
$
37,882
Derivatives

(Note 4)
74,532
79,356
Securitization liabilities at fair value

(Note 4)
26,028
25,283
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 9)
222,503
197,635
362,371
340,156
Deposits (Notes 4, 9)
Personal

641,827

650,396
Banks
25,537
27,233
Business and government
576,067
589,475
1,243,431
1,267,104
Other
Obligations related to securities sold short

(Note 4)
42,293
43,795
Obligations related to securities sold under repurchase agreements
218,392
221,150
Securitization liabilities at amortized cost

(Note 4)
16,017
14,841
Amounts payable to brokers, dealers, and clients
29,487
27,434
Insurance contract liabilities
7,307
7,278
Other liabilities

(Note 10)
31,144
34,240
344,640
348,738
Subordinated notes and debentures (Notes 4, 11)
10,345
10,733
Total liabilities
1,960,787
1,966,731
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
24,309
24,727
Preferred shares and other equity instruments

(Note 12)
11,625
11,625
Treasury – common shares

(Note 12)
(60)
–
Treasury – preferred shares and other

equity instruments

(Note 12)
(14)
(4)
Contributed surplus
361
285
Retained earnings
78,295
78,320
Accumulated other comprehensive income (loss)
9,802
12,874
Total equity
124,318
127,827
Total liabilities and equity $
2,085,105
$
2,094,558
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 50
INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended

For the six months ended
April 30 April 30 April 30 April 30
2026 2025 2026 2025
Interest income 1

(Note 19)
Loans $
12,316
$
12,602
$
25,035
$
26,069

Reverse repurchase agreements
1,886
2,368
4,103
4,974
Securities
Interest
4,086
4,398
8,345
9,100
Dividends
895
848
1,527
1,371
Deposits with banks
798
1,366
1,667
2,940
19,981
21,582
40,677
44,454
Interest expense (Note 19)
Deposits
8,119
9,923
16,705
21,146
Securitization liabilities
244
205
475
433
Subordinated notes and debentures
107
145
229
280
Repurchase agreements and short sales
2,447
2,746
5,199
5,736
Other
203
438
419
868
11,120
13,457
23,027
28,463
Net interest income
8,861
8,125
17,650
15,991
Non-interest income
Investment and securities services
2,449
2,006
4,818
4,020
Credit fees
433
419
826
838
Trading income (loss)
921
992
2,420
2,297
Service charges
681
680
1,384
1,366
Card services
605
704
1,333
1,477
Insurance revenue
1,945
1,876
3,946
3,746
Other income (loss)

(Notes 5, 7)
(98)
8,135
5
7,251
6,936
14,812
14,732
20,995
Total revenue
15,797
22,937
32,382
36,986
Provision for (recovery of) credit losses

(Note 6)
1,001
1,341
2,040
2,553
Insurance service expenses
1,398
1,417
3,020
2,924
Non-interest expenses
Salaries and employee benefits
4,795
4,485
9,752
9,135
Occupancy, including depreciation
529
499
1,046
1,011
Technology and equipment, including depreciation
743
699
1,450
1,388
Amortization of other intangibles

215
194
423
381
Communication and marketing
444
427
799
768
Restructuring charges (recovery)

(Note 17)
(6)
163
194
163
Brokerage-related and sub-advisory fees
136
133
264
262
Professional, advisory and outside services
1,010
957
2,056
1,850
Other
506
582
1,141
1,251
8,372
8,139
17,125
16,209
Income before income taxes and share

of net income from investment

in Schwab
5,026
12,040
10,197
15,300
Provision for (recovery of) income taxes
775
985
1,903
1,683
Share of net income from investment

in Schwab (Note 7)
–
74
–
305
Net income

4,251
11,129
8,294
13,922
Preferred dividends and distributions

on other equity instruments
202
200
303
286
Net income available to common shareholders $
4,049
$
10,929
$
7,991
$
13,636
Earnings per share

(Canadian dollars)

(Note 16)
Basic $
2.44
$
6.28
$
4.78
$
7.81
Diluted
2.43
6.27
4.77
7.81
Dividends per common share

(Canadian dollars)
1.08
1.05
2.16
2.10
1

Includes $
17,839

million and $
36,563

million for the three and six months ended April 30, 2026, respectively (three and six months ended April

30, 2025 – $
19,285

million and
$
40,031

million, respectively), which have been calculated based on the effective interest rate method

(EIRM).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 51
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2026 2025 2026 2025
Net income $
4,251
$
11,129
$
8,294
$
13,922
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Unrealized gain/(loss)
(257)
(338)
77
(204)
Reclassification to earnings of net loss/(gain)
2
(3)
(2)
6
Allowance for credit losses recognized in earnings
–
2
1
1
Income taxes relating to:
Unrealized gain/(loss)
66
84
(23)
49
Reclassification to earnings of net loss/(gain)
–
2
2
4
(189)
(253)
55
(144)
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
(60)
(6,146)
(3,612)
(927)
Reclassification to earnings of net loss/(gain)
–
(533)
–
(533)
Net gain/(loss) on hedges
(37)
4,090
2,373
514
Reclassification to earnings of net loss/(gain)

on hedges
–
799
–
799
Income taxes relating to:
Net gain/(loss) on hedges
10
(1,138)
(660)
(145)
Reclassification to earnings of net loss/(gain)

on hedges
–
(220)
–
(220)
(87)
(3,148)
(1,899)
(512)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Gain/(loss)
(1,130)
2,464
(3,089)
3,953
Reclassification to earnings of loss/(gain)
23
(218)
1,369
(1,402)
Income taxes relating to:
Gain/(loss)
325
(714)
834
(1,095)
Reclassification to earnings of loss/(gain)
(22)
109
(364)
390
(804)
1,641
(1,250)
1,846
Share of other comprehensive income (loss)

from investment in Schwab
–
2,208
–
1,870
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
108
(40)
39
(17)
Income taxes
(30)
11
(11)
6
78
(29)
28
(11)
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Net unrealized gain/(loss)
6
49
35
63
Income taxes
(2)
(13)
(10)
(16)
4
36
25
47
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
14
39
(3)
29
Income taxes
(4)
(11)
–
(8)
10
28
(3)
21
Total other comprehensive income (loss)
(988)
483
(3,044)
3,117
Total comprehensive income (loss) $
3,263
$
11,612
$
5,250
$
17,039
Available to:
Common shareholders $
3,061
$
11,412
$
4,947
$
16,753
Preferred shareholders and other equity instrument

holders

202
200

303
286
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 52
INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025
Common shares (Note 12)
Balance at beginning of period $
24,551
$
25,528
$
24,727
$
25,373
Proceeds from shares issued on exercise of stock options
42
44
150
69
Shares issued as a result of dividend reinvestment plan
–
–
–
130
Purchase of shares for cancellation and other
(284)
(436)
(568)
(436)
Balance at end of period
24,309
25,136
24,309
25,136
Preferred shares and other equity instruments (Note 12)

Balance at beginning of period
11,625
11,138
11,625
10,888
Issuance of shares and other equity instruments
–
–
–
750
Redemption of shares and other equity instruments
–
–
–
(500)
Balance at end of period
11,625
11,138
11,625
11,138
Treasury – common shares (Note 12)

Balance at beginning of period
(5)
(38)
–
(17)
Purchase of shares
(2,899)
(2,880)
(6,213)
(6,384)
Sale of shares
2,844
2,892
6,153
6,375
Balance at end of period
(60)
(26)
(60)
(26)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(11)
(51)
(4)
(18)
Purchase of shares and other equity instruments
(353)
(267)
(515)
(1,387)
Sale of shares and other equity instruments
350
290
505
1,377
Balance at end of period
(14)
(28)
(14)
(28)
Contributed surplus

Balance at beginning of period
315
189
285
204
Net premium (discount) on sale of treasury instruments
15
1
21
(11)
Issuance of stock options, net of options exercised

27
3
40
3
Other
4
6
15
3
Balance at end of period
361
199
361
199
Retained earnings

Balance at beginning of period
78,253
71,718
78,320
70,826
Net income available to equity instrument holders
4,251
11,129
8,294
13,922
Common dividends
(1,786)
(1,815)
(3,597)
(3,651)
Preferred dividends and distributions on other equity instruments
(202)
(200)
(303)
(286)
Share and other equity instrument issue expenses
–
–
–
(2)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
(2,321)
(2,135)
(4,483)
(2,135)
Remeasurement gain/(loss) on employee benefit plans
78
(29)
28
(11)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
22
(28)
36
(23)
Balance at end of period
78,295
78,640
78,295
78,640
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
527
(99)
283
(208)
Other comprehensive income (loss)
(189)
(255)
54
(145)
Allowance for credit losses
–
2
1
1
Balance at end of period

338
(352)
338
(352)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period
167
46
146
35
Other comprehensive income (loss)
25
8
60
24
Reclassification of loss/(gain) to retained earnings
(21)
28
(35)
23
Balance at end of period

171
82
171
82
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period
(41)
(29)
(28)
(22)
Other comprehensive income (loss)
10
28
(3)
21
Balance at end of period

(31)
(1)
(31)
(1)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period
11,430
15,529
13,242
12,893
Other comprehensive income (loss)
(87)
(3,148)
(1,899)
(512)
Balance at end of period

11,343
12,381
11,343
12,381
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(1,215)
(2,719)
(769)
(2,924)
Other comprehensive income (loss)
(804)
1,641
(1,250)
1,846
Balance at end of period

(2,019)
(1,078)
(2,019)
(1,078)
Total accumulated other comprehensive income
9,802
11,032
9,802
11,032
Total equity $
124,318
$
126,091
$
124,318
$
126,091
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 53
INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2026 2025 2026 2025
Cash flows from (used in) operating activities
Net income $
4,251
$
11,129
$
8,294
$
13,922
Adjustments to determine net cash flows from (used in) operating activities
Gain on Sale of Schwab shares

(Note 7)
–
(9,159)
–
(9,159)
Provision for (recovery of) credit losses

(Note 6)
1,001
1,341
2,040
2,553
Depreciation
346
340
684
685
Amortization of other intangibles
215
194
423
381
Net securities loss/(gain)

(Note 5)
1
282
(2)
1,202
Share of net income from investment in Schwab

(Note 7)
–
(74)
–
(305)
Deferred taxes
(275)
(457)
151
(527)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 8, 10)
(147)
(608)
(227)
(845)
Obligations related to securities sold under repurchase agreements
4,610
(6,454)
(2,758)
(14,498)
Securities purchased under reverse repurchase agreements
2,805
5,643
26,958
(8,259)
Obligations related to securities sold short
838
(2,533)
(1,502)
4,038
Trading loans, securities, and other
3,208
3,853
(11,544)
(19,232)
Loans net of securitization and sales
(6,807)
27,634
(13,334)
10,510
Deposits
(4,733)
(21,175)
(22,247)
(2,583)
Derivatives
(427)
3,143
3,313
3,968
Non-trading financial assets at fair value through profit or loss
330
(718)
(700)
(1,659)
Financial assets and liabilities designated at fair value through profit or loss
(2,995)
(16,984)
24,555
(14,080)
Securitization liabilities
1,625
1,721
1,921
2,870
Current income taxes
(624)
1,822
(727)
241
Amounts receivable and payable from brokers, dealers,

and clients
7,205
327
(571)
(3,652)
Other, including unrealized foreign currency

translation loss/(gain)
(186)
12,471
8,099
(4,112)
Net cash from (used in) operating activities
10,241
11,738
22,826
(38,541)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 11)
1,000
17
1,000
2,129
Redemption or repurchase of subordinated notes and

debentures

(Note 11)
(1,257)
(2,927)
(1,263)
(2,994)
Common shares issued, net of issuance costs

(Note 12)
38
40
136
62
Repurchase of common shares, including tax on net value

of share repurchases

(Note 12)
(2,605)
(2,571)
(5,051)
(2,571)
Preferred shares and other equity instruments issued,

net of issuance costs

(Note 12)
–
–
–
748
Redemption of preferred shares and other equity instruments

(Note 12)
–
–
–
(500)
Sale of treasury shares and other equity instruments

(Note 12)
3,209
3,183
6,679
7,741
Purchase of treasury shares and other equity instruments

(Note 12)
(3,252)
(3,147)
(6,728)
(7,771)
Dividends paid on shares and distributions paid on other equity instruments
(3,759)
(2,015)
(3,900)
(3,807)
Repayment of lease liabilities
(168)
(340)
(331)
(509)
Net cash from (used in) financing activities
(6,794)
(7,760)
(9,458)
(7,472)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
3,469
(9,911)
(3,459)
29,129
Activities in financial assets at fair value through other comprehensive income
Purchases
(9,750)
(21,836)
(21,762)
(42,813)
Proceeds from maturities
5,986
9,817
13,264
18,123
Proceeds from sales
2,230
1,530
2,712
2,370
Activities in debt securities at amortized cost
Purchases
(14,200)
(22,204)
(26,245)
(29,337)
Proceeds from maturities
8,661
13,422
21,407
26,012
Proceeds from sales
356
4,183
403
21,935
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(624)
(436)
(1,155)
(933)
Net cash acquired from divestitures

(Note 7)
–
20,627
–
20,627
Net cash from (used in) investing activities
(3,872)
(4,808)
(14,835)
45,113
Effect of exchange rate changes on cash and

due from banks
(4)
(221)
(187)
(36)
Net increase (decrease) in cash and due from banks
(429)
(1,051)
(1,654)
(936)
Cash and due from banks at beginning of period
6,287
6,552
7,512
6,437
Cash and due from banks at end of period $
5,858
$
5,501
$
5,858
$
5,501
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
1,315
$
1,466
$
2,812
$
2,787
Amount of interest paid during the period

11,588

13,978

23,602

29,456
Amount of interest received during the period
19,407
20,647
39,498
43,231
Amount of dividends received during the period
821
721
1,464
1,347
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 54
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Banking, Wealth Management and Insurance,

and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements have been prepared

on a condensed basis in accordance with

International Accounting Standards
34, Interim Financial Reporting

(IAS 34), as issued by the International

Accounting Standards Board (IASB) and

with the accounting policies as described in

Note 2
of the Bank’s 2025 Annual Consolidated Financial

Statements, including the accounting requirements

of the Office of the Superintendent of Financial

Institutions
Canada (OSFI), which were consistently

applied to all periods presented.

The Interim Consolidated Financial Statements

are presented in Canadian dollars,
unless otherwise indicated.
Certain comparative amounts have been

revised to conform with the presentation adopted

in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2025
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three and six months ended April 30,

2026, were approved and authorized

for issue by the Bank’s Board
of Directors on May 27, 2026, in accordance

with a recommendation of the Audit Committee.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2025

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2025
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by International

Financial Reporting Standards.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and six months ended

April 30, 2026.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three and

six months ended April 30, 2026. Refer to

Note 4 of the Bank’s 2025

Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact on

the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that the

processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2025

Annual
Consolidated Financial Statements for a description

of significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied,

including for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future periods.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 55
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three and six months
ended April 30, 2026.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
175,268
$
174,211
$
183,593
$
182,478
Other debt securities
63,409
63,171
56,846
56,679
Total debt securities at amortized cost, net of allowance for credit losses
238,677
237,382
240,439
239,157
Total loans, net of allowance for loan losses

964,289
965,599
953,012
956,424
Total financial assets not carried at fair value $
1,202,966
$
1,202,981
$
1,193,451
$
1,195,581
FINANCIAL LIABILITIES
Deposits $
1,243,431
$
1,242,629
$
1,267,104
$
1,267,466
Securitization liabilities at amortized

cost

16,017
15,973
14,841
14,805
Subordinated notes and debentures

10,345

10,422

10,733
10,929
Total financial liabilities not carried at fair value $
1,269,793
$
1,269,024
$
1,292,678
$
1,293,200
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 56
(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on a

recurring basis as at
April 30, 2026 and October 31, 2025.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
3,767
$
4,323
$
–
$
8,090
$
4,892
$
3,875
$
–
$
8,767
Provinces

–
5,939
–
5,939
–
4,537
–
4,537
U.S. federal, state, municipal governments,

and agencies debt
4,276
24,255
–
28,531
2,973
20,811
–
23,784
Other OECD 2

government-guaranteed debt
189
6,502
–
6,691
283
5,818
–
6,101
Mortgage-backed securities
–
794
–
794
–
768
–
768
Other debt securities
Canadian issuers

–
7,583
48
7,631
–
6,695
67
6,762
Other issuers
–
17,607
–
17,607
–
16,508
–
16,508
Equity securities
92,306
280
25
92,611
87,713
171
25
87,909
Trading loans

–
30,114
426
30,540
–
30,032
–
30,032
Commodities
31,805
1,441
–
33,246
33,446
1,521
–
34,967
Retained interests
–
–
–
–
–
1
–
1

132,343
98,838
499
231,680
129,307
90,737
92
220,136
Non-trading financial assets at fair value

through profit or loss
Securities
536
5,249
1,529
7,314
465

5,019
1,567
7,051
Loans
–
780
1
781
–
344
–
344
536
6,029
1,530
8,095
465
5,363
1,567
7,395
Derivatives
Interest rate contracts

6
9,749
11
9,766
6

10,990
8
11,004
Foreign exchange contracts

106
40,883
1
40,990
30
53,576
3
53,609
Credit contracts

–
87
–
87
–
44
–
44
Equity contracts

179
16,305
–
16,484
162
12,534
–
12,696
Commodity and other contracts

735
6,709
64
7,508
752
4,867
–
5,619
1,026
73,733
76
74,835
950
82,011
11
82,972
Financial assets designated at
fair value through profit or loss
Securities
1
–
7,299
–
7,299
–

6,986
–
6,986
–
7,299
–
7,299
–
6,986
–
6,986
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
129
17,010
–
17,139
100
15,791
–
15,891
Provinces

–
21,013
–
21,013
–
21,080
–
21,080
U.S. federal, state, municipal governments,

and agencies debt
500
53,965
–
54,465
851
53,641
–
54,492
Other OECD government-guaranteed debt
–
8,335
–
8,335
–
7,875
–
7,875
Mortgage-backed securities
–
1,840
–
1,840
–
1,896
–
1,896
Other debt securities
Asset-backed securities
–
8,327
–
8,327
–
8,709
–
8,709
Corporate and other debt
–
13,765
–
13,765
–
13,091
–
13,091
Equity securities
1,188
4
2,143
3,335
1,136
–
1,911
3,047
Loans
–
393
–
393
–
288
–
288

1,817
124,652
2,143
128,612
2,087
122,371
1,911
126,369
Securities purchased under reverse
repurchase agreements
–
6,901
–
6,901
–
7,574
–
7,574
FINANCIAL LIABILITIES
Trading deposits

–

39,150

158

39,308

–
37,609
273
37,882
Derivatives

Interest rate contracts

4
9,763
88
9,855
6

9,572

76

9,654
Foreign exchange contracts

75
33,505
2
33,582
24
42,496
5
42,525
Credit contracts

–
378
–
378
–
440
–
440
Equity contracts

–
23,570
107
23,677
–
19,528
155
19,683
Commodity and other contracts

1,190
5,822
28
7,040
806
6,193
55
7,054
1,269
73,038
225
74,532
836
78,229
291

79,356
Securitization liabilities at fair value
–
26,028
–
26,028
–

25,283

–

25,283
Financial liabilities designated at fair value
through profit or loss
–
222,499
4
222,503
–

197,633

2

197,635
Obligations related to securities sold short 1

13,866
28,427
–
42,293
15,342

28,453

–

43,795
Obligations related to securities sold
under repurchase agreements
–
11,106
–
11,106
–
11,557
–
11,557
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 57
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values

as at the end of each
reporting period. Assets and liabilities are

transferred between Level 1 and Level 2

depending on whether there is sufficient frequency

and volume in an active
market.
Transfers Between Fair Value Hierarchy Levels
(millions of Canadian dollars) For the three months ended
April 30, 2026 April 30, 2025
Level 1 to Level 2 Level 2 to Level 1 Level 1 to Level 2 Level 2 to Level 1
Trading loans, securities, and other $
1,874
$
1,133
$
–
$
1,660
Financial assets at fair value through other

comprehensive
income
498
627
–
3,584
Obligations related to securities sold

short
2,040
906
–
1,856
For the six months ended
April 30, 2026 April 30, 2025
Level 1 to Level 2 Level 2 to Level 1 Level 1 to Level 2 Level 2 to Level 1
Trading loans, securities, and other $
4,054
$
1,641
$
–
$
1,972
Financial assets at fair value through other

comprehensive
income
1,008
629
–
3,586
Obligations related to securities sold

short
3,102
1,965
–
910
There were no significant transfers between

Level 2 and Level 3 during the three and

six months ended April 30,

2026 and April 30,

2025.
There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three and

six months ended
April 30, 2026 and April 30, 2025.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 58
(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three and
six months ended April 30, 2026 and April 30,

2025.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
February 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2026 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2026 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
67
$
–
$
–
$
–
$
(19)
$
1
$
(1)
$
48
$
(1)
Equity securities
23
2
–
–
–
–
–
25
–
Trading loans
179
(9)
–
256
–
–
–
426
–

269
(7)
–
256
(19)
1
(1)
499

(1)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,622
39
(2)
50
(184)
4
–
1,529
22
Loans
–
–
–
1
–
–
–
1
–
1,622
39
(2)
51
(184)
4
–
1,530
22
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

2,159
–
8
1
(25)
–
–
2,143
3

$
2,159
$
–
$
8
$
1
$
(25)
$
–
$
–
$
2,143
$
3
FINANCIAL LIABILITIES
Trading deposits
6
$
(224)
$
18
$
–
$
(6)
$
53
$
–
$
1
$
(158)
$
20
Derivatives 7
Interest rate contracts

(62)
(15)
–
–
–
–
–
(77)

(24)
Foreign exchange contracts
(1)
–
–
–
–
–
–
(1)
–
Equity contracts
(120)
19
–
–
(4)
–
(2)
(107)
18
Commodity and other contracts
(17)
25
–
4
–
24
–
36
25

(200)
29
–
4
(4)
24
(2)
(149)

19
Financial liabilities designated
at fair value through profit
or loss

–
(7)
–
(3)
6
–
–
(4)

6
Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2025 in income
2
in OCI
4
Issuances Settlements Level 3 Level 3 2026 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
67
$
(1)
$
–
$
–
$
(22)
$
5
$
(1)
$
48
$
(4)
Equity securities
25
–
–
–
–
–
–
25
–
Trading loans
–
(123)
–
549
–
–
–
426
–

92
(124)
–
549
(22)
5
(1)
499

(4)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,567
43
(6)
119
(198)
4
–
1,529
32
Loans
–
–
–
1
–
–
–
1
–
1,567
43
(6)
120
(198)
4
–
1,530
32
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

1,911
–
149
171
(88)
–
–
2,143
8

$
1,911
$
–
$
149
$
171
$
(88)
$
–
$
–
$
2,143
$
8
FINANCIAL LIABILITIES
Trading deposits 6 $
(273)
$
39
$
–
$
(6)
$
74
$
–
$
8
$
(158)
$
44
Derivatives 7
Interest rate contracts

(68)
(11)
–
–
2
–
–
(77)
(16)
Foreign exchange contracts
(2)
4
–
–
–
–
(3)
(1)
–
Equity contracts
(155)
21
–
–
(5)
1
31
(107)
27
Commodity and other contracts
(55)
64
–
4
(1)
24
–
36
76

(280)
78
–
4
(4)
25
28
(149)
87
Financial liabilities designated
at fair value through profit
or loss

(2)
(2)
–
(9)
9
–
–
(4)
(2)
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income (OCI).
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
76

million (January 31, 2026/February 1, 2026 – $
25

million; October 31, 2025/November 1, 2025 – $
11

million) and derivative liabilities of $
225

million
(January 31, 2026/February 1, 2026 – $
225

million; October 31, 2025/November 1, 2025 – $
291

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 59
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
February 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2025 in income
2
in OCI
3
Issuances

Settlements Level 3 Level 3 2025 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
11
$
–
$
–
$
–
$
(7)
$
2
$
–
$
6
$
–
Equity securities
8
–
–
20
–
–
–
28
–

19
–
–
20
(7)
2
–
34

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,287
(40)
–
39
(20)
–
(13)
1,253
(43)
1,287
(40)
–
39
(20)
–
(13)
1,253
(43)
Financial assets at fair value
through other

comprehensive income
Other debt securities
3
–
–
–
(3)
–
–
–
(3)
Equity securities

3,174
–
3
1
(370)
–
–
2,808
(357)

$
3,177
$
–
$
3
$
1
$
(373)
$
–
$
–
$
2,808
$
(360)
FINANCIAL LIABILITIES
Trading deposits 5 $
(459)
$
24
$
–
$
(52)
$
103
$
–
$
–
$
(384)
$
27
Derivatives
6
Interest rate contracts

(155)
74
–
–
–
–
–
(81)

68
Foreign exchange contracts
21
(23)
–
–
(1)
2
–
(1)
(8)
Equity contracts
(29)
(98)
–
–
–
(4)
–
(131)
(95)
Commodity and other contracts
(4)
(16)
–
–
–
–
–
(20)
(12)

(167)
(63)
–
–
(1)
(2)
–
(233)

(47)
Financial liabilities designated
at fair value through profit
or loss

(1)
7
–
(7)
–
–
–
(1)

7

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of April 30 instruments
2024 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2025 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
26
$
–
$
–
$
–
$
(22)
$
2
$
–
$
6
$
–
Equity securities

12
1
–
22
(7)
–
–
28
–

38
1
–
22
(29)
2
–
34

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,233
(14)
–
54
(37)
30
(13)
1,253
(30)
1,233
(14)
–
54
(37)
30
(13)
1,253
(30)
Financial assets at fair value
through other

comprehensive income
Other debt securities
7
–
–
–
(7)
–
–
–
–
Equity securities

3,355
–
3
3
(553)
–
–
2,808
–

$
3,362
$
–
$
3
$
3
$
(560)
$
–
$
–
$
2,808
$
–
FINANCIAL LIABILITIES
Trading deposits
5
$
(505)
$
28
$
–
$
(124)
$
217
$
–
$
–
$
(384)
$
34
Derivatives
6
Interest rate contracts

(158)
67
–
–
10
–
–
(81)

70
Foreign exchange contracts
1
(16)
–
–
3
9
2
(1)
(5)
Equity contracts
(24)
(103)
–
–
(2)
(2)
–
(131)
(102)
Commodity and other contracts
(10)
(10)
–
–
–
–
–
(20)
(9)

(191)
(62)
–
–
11
7
2
(233)

(46)
Financial liabilities designated
at fair value through profit
or loss

(24)
6
–
(14)
31
–
–
(1)

6
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5

Issuances and repurchases of trading deposits are reported on a gross basis.
6

Consists of derivative assets of $
32

million (January 31, 2025/February 1, 2025 – $
38

million; October 31, 2024/November 1, 2024 – $
30

million) and derivative liabilities of $
265

million
(January 31, 2025/February 1, 2025 – $
205

million; October 31, 2024/November 1, 2024 – $
221

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 60
NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at April 30, 2026

and October 31, 2025.
Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
17,159
$
42
$
(62)
$
17,139
$
15,956
$
23
$
(88)
$
15,891
Provinces
20,849
168
(4)
21,013
20,971
120
(11)
21,080
U.S. federal, state, municipal governments, and

agencies debt

54,282
272
(89)
54,465
54,279
267
(54)
54,492
Other OECD government-guaranteed debt
8,311
25
(1)
8,335
7,864
15
(4)
7,875
Mortgage-backed securities
1,823
18
(1)
1,840
1,869
29
(2)
1,896
102,424
525
(157)
102,792
100,939
454
(159)
101,234
Other debt securities

Asset-backed securities
8,316
22
(11)
8,327
8,713
11
(15)
8,709
Corporate and other debt
13,720
76
(31)
13,765
13,011
106
(26)
13,091
22,036
98
(42)
22,092
21,724
117
(41)
21,800
Total debt securities
124,460
623
(199)
124,884
122,663
571
(200)
123,034
Equity securities

Common shares
2,401
253
(30)
2,624
2,332
226
(22)
2,536
Preferred shares
705
85
(79)
711
523
67
(79)
511
3,106
338
(109)
3,335
2,855
293
(101)
3,047
Total securities at fair value through

other comprehensive income
$
127,566
$
961
$
(308)
$
128,219
$
125,518
$
864
$
(301)
$
126,081
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
April 30, 2026 and October 31, 2025, and dividend

income recognized on these securities

for the three and six months ended April 30,

2026 and April 30, 2025.
Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended For the six months ended
April 30, 2026 October 31, 2025 April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025
Fair value

Dividend income recognized

Dividend income recognized

Common shares $
2,624
$
2,536
$
32
$
88
$
52
$
115

Preferred shares
711
511
29
35
65
74
Total $
3,335
$
3,047
$
61
$
123
$
117
$
189
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stock in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025
Equity Securities
Fair value $
118
$
62
$
209
$
126
Cumulative realized gain/(loss)
29
(26)
48
(20)
FHLB Stock
Fair value
21
219
31
537

Cumulative realized gain/(loss)
–
–
–
–
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the quarter.
The following table summarizes the net realized

gains
and losses on securities disposed of during

the three and six months ended April 30, 2026

and April 30, 2025, which are included

in Other income (loss) on the
Interim Consolidated Statement of Income.
Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2026 April 30, 2025 1 April 30, 2026 April 30, 2025 1
Debt securities at amortized cost $
1
$
(285)
$
–
$
(1,196)
Debt securities at fair value through other

comprehensive income
(2)
3
2
(6)
Total $
(1)
$
(282)
$
2
$
(1,202)
1
Includes $
284

million (US$
199

million) and $
1,207

million (US$
848

million), respectively, for the three and six months

ended April 30, 2025 of pre-tax losses on debt securities related to the balance sheet restructuring initiative undertaken in the U.S. Banking segment. Refer to Note 25 of the Bank’s

2025 Annual Consolidated Financial Statements for additional information regarding the asset limitation on TD’s two U.S. bank subsidiaries.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 61
(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2025

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities
1
Investment grade $
362,249
$
–
$ n/a 2 $
362,249
$
362,521
$
–
$ n/a $
362,521
Non-investment grade
1,154
120
n/a
1,274
738
167
n/a
905
Watch and classified n/a
40
n/a
40
n/a
49
n/a
49
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
363,403
160
–
363,563
363,259
216
–
363,475
Allowance for credit losses on debt securities
at amortized cost
2
–
–
2
2
–
–
2
Total debt securities, net of

allowance
$
363,401
$
160
$
–
$
363,561
$
363,257
$
216
$
–
$
363,473
1
Includes debt securities backed by government-guaranteed loans of $
118

million (October 31, 2025 – $
94

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at April 30, 2026, total debt securities, net

of allowance, in the table above, include

debt securities measured at amortized

cost, net of allowance, of
$
238,677

million (October 31, 2025 – $
240,439

million), and debt securities measured at

FVOCI of $
124,884

million (October 31, 2025 – $
123,034

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

April 30, 2026 and October 31, 2025,
was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS
The following table provides details regarding

the Bank’s loans as at April 30, 2026 and October

31, 2025.

Loans

(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Residential mortgages $
299,994
$
315,063
Consumer instalment and other personal
274,675
259,033
Credit card
40,802
41,662
Business and government
357,237
345,943

972,708
961,701
Loans at FVOCI
1
393
288
Total loans
973,101
961,989
Total allowance for loan losses
8,419
8,689
Total loans, net of allowance $
964,682
$
953,300
1
Included in Financial assets at fair value through other comprehensive income on the Interim Consolidated Balance

Sheet.
Business and government loans and loans

at FVOCI are grouped together as reflected

below for presentation in the “Loans by

Risk Ratings” table.

Loans – Business and Government

(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Loans at amortized cost $
357,237
$
345,943
Loans at FVOCI 1
393
288
Loans
357,630
346,231
Allowance for loan losses
3,577
3,847
Loans, net of allowance $
354,053
$
342,384
1
Included in Financial assets at fair value through other comprehensive income on the Interim Consolidated Balance

Sheet.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 62
(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2025 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans and credit risk exposures

on loan commitments and financial guarantee

contracts by internal risk
rating for credit risk management purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.

Loans by Risk Rating

(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages
1,2,3
Low Risk $
203,804
$
893
$ n/a $
204,697
$
221,168
$
765
$ n/a $
221,933
Normal Risk
69,586
9,952
n/a
79,538
70,217
8,391
n/a
78,608
Medium Risk
527
10,047
n/a
10,574
351
9,490
n/a
9,841
High Risk
374
3,786
344
4,504
3
3,700
391
4,094
Default n/a n/a
681
681
n/a n/a
587
587
Total loans
274,291
24,678
1,025
299,994
291,739
22,346
978
315,063
Allowance for loan losses
101
223
96
420
102
175
80
357
Loans, net of allowance
274,190
24,455
929
299,574
291,637
22,171
898
314,706
Consumer instalment and other personal 4

Low Risk
119,366
2,558
n/a
121,924
110,513
2,588
n/a
113,101
Normal Risk
84,273
16,071
n/a
100,344
75,881
19,812
n/a
95,693
Medium Risk
30,455
7,199
n/a
37,654
29,757
6,792
n/a
36,549
High Risk
6,045
7,571
475
14,091
5,407
7,209
448
13,064
Default n/a n/a
662
662
n/a n/a
626
626
Total loans
240,139
33,399
1,137
274,675
221,558
36,401
1,074
259,033
Allowance for loan losses
697
1,171
275
2,143
699
1,220
274
2,193
Loans, net of allowance
239,442
32,228
862
272,532
220,859
35,181
800
256,840
Credit card

Low Risk
6,372
4
n/a
6,376
8,011
4
n/a
8,015
Normal Risk
12,024
108
n/a
12,132
12,222
119
n/a
12,341
Medium Risk
13,264
899
n/a
14,163
12,780
902
n/a
13,682
High Risk
2,913
4,665
388
7,966
2,727
4,329
419
7,475
Default n/a n/a
165
165
n/a n/a
149
149
Total loans
34,573
5,676
553
40,802
35,740
5,354
568
41,662
Allowance for loan losses
738
1,093
448
2,279
743
1,089
460
2,292
Loans, net of allowance
33,835
4,583
105
38,523
34,997
4,265
108
39,370
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
147,440
164
n/a
147,604
139,518
152
n/a
139,670
Non-investment grade or Medium Risk
180,474
12,222
n/a
192,696
173,836
13,289
n/a
187,125
Watch and classified or High Risk
670
14,094
112
14,876
538
16,098
77
16,713
Default n/a n/a
2,454
2,454
n/a n/a
2,723
2,723
Total loans
328,584
26,480
2,566
357,630
313,892
29,539
2,800
346,231
Allowance for loan losses
1,200
1,666
711
3,577
1,195
1,878
774
3,847
Loans, net of allowance
327,384
24,814
1,855
354,053
312,697
27,661
2,026
342,384
Total loans
877,587
90,233
5,281
973,101
862,929
93,640
5,420
961,989
Total allowance for loan losses
2,736
4,153
1,530
8,419
2,739
4,362
1,588
8,689
Total loans, net of allowance $
874,851
$
86,080
$
3,751
$
964,682
$
860,190
$
89,278
$
3,832
$
953,300
1
Includes impaired loans with a balance of $
230

million (October 31, 2025 – $
273

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
31

billion (October 31, 2025 – $
30

billion) and $
0.8

billion (October 31, 2025
– $
0.3

billion), respectively.
3
Includes insured mortgages of $
67

billion (October 31, 2025 – $
69

billion).
4

Includes Canadian government-insured real estate personal loans of $
5

billion (October 31, 2025 – $
5

billion).
5
Includes loans guaranteed by government agencies of $
24

billion (October 31, 2025 – $

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 63
Loans by Risk Rating (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
305,100
$
1,331
$ n/a $
306,431
$
318,759
$
1,464
$ n/a $
320,223
Normal Risk
71,565
1,227
n/a
72,792
62,564
1,147
n/a
63,711
Medium Risk
17,272
1,155
n/a
18,427
16,381
1,295
n/a
17,676
High Risk
1,422
1,203
–
2,625
1,282
1,092
–
2,374
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
326,904
–
n/a
326,904
319,274
–
n/a
319,274
Non-investment grade
104,133
5,558
n/a
109,691
103,936
5,710
n/a
109,646
Watch and classified
756
4,198
–
4,954
150
4,905
–
5,055
Default n/a n/a
274
274
n/a n/a
343
343
Total off-balance sheet credit
instruments
827,152
14,672
274
842,098
822,346
15,613
343
838,302
Allowance for off-balance sheet credit

instruments
472
553
5
1,030
470
566
16
1,052
Total off-balance sheet credit
instruments, net of allowance $
826,680
$
14,119
$
269
$
841,068
$
821,876
$
15,047
$
327
$
837,250
1
Excludes mortgage commitments.
2

Includes $
397

billion (October 31, 2025 – $
401

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
68

billion (October 31, 2025 – $

billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 64
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three and six months ended April 30,

2026

and April 30,

2025,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
April 30, 2026 April 30, 2025
Residential mortgages $
383
$
38
$
(1)
$
–
$
420
$
368
$
(14)
$
–
$
(6)
$
348
Consumer instalment and other
personal
2,207
327
(318)
(1)
2,215
2,189
380
(307)
(41)
2,221
Credit card
2,796
396
(411)
2
2,783
2,797
451
(435)
(97)
2,716
Business and government
4,211
239
(394)
(25)
4,031
4,240
523
(360)
(104)
4,299
Total allowance for loan losses,
including off-balance sheet
instruments
9,597
1,000
(1,124)
(24)
9,449
9,594
1,340
(1,102)
(248)
9,584
Debt securities at amortized cost
2
–
–
–
2
3
–
–
–
3
Debt securities at FVOCI
2
1
–
–
3
1
1
–
–
2
Total allowance for credit
losses on debt securities
4
1
–
–
5
4
1
–
–
5
Total allowance for credit losses $
9,601
$
1,001
$
(1,124)
$
(24)
$
9,454
$
9,598
$
1,341
$
(1,102)
$
(248)
$
9,589
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,566

$
8,419
$
8,654

$
8,613
Allowance for credit losses on
loans at FVOCI
1
–
1
–
Allowance for loan losses
8,567
8,419
8,655
8,613
Allowance for off-balance sheet
instruments
1,030
1,030
939
971

Allowance for credit losses on

debt securities
4
5
4
5
For the six months ended
April 30, 2026 April 30, 2025
Residential mortgages $
357
$
69
$
(4)
$
(2)
$
420
$
365
$
(15)
$
(1)
$
(1)
$
348
Consumer instalment and other
personal
2,273
628
(661)
(25)
2,215
2,133
736
(641)
(7)
2,221
Credit card
2,790
879
(831)
(55)
2,783
2,699
901
(871)
(13)
2,716
Business and government
4,321
463
(630)
(123)
4,031
3,940
930
(546)
(25)
4,299
Total allowance for loan losses,
including off-balance sheet
instruments
9,741
2,039
(2,126)
(205)
9,449
9,137
2,552
(2,059)
(46)
9,584
Debt securities at amortized cost
2
–
–
–
2
3
–
–
–
3
Debt securities at FVOCI
2
1
–
–
3
1
1
–
–
2
Total allowance for credit
losses on debt securities
4
1
–
–
5
4
1
–
–
5
Total allowance for credit losses $
9,745
$
2,040
$
(2,126)
$
(205)
$
9,454
$
9,141
$
2,553
$
(2,059)
$
(46)
$
9,589
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,689

$
8,419
$
8,094

$
8,613
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
8,689
8,419
8,094
8,613
Allowance for off-balance sheet
instruments
1,052
1,030
1,043
971

Allowance for credit losses on

debt securities
4
5
4
5

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 65
(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the three months ended April 30,

2026 and April 30, 2025.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
April 30, 2026 April 30, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
103
$
194
$
86
$
383
$
114
$
181
$
73
$
368
Provision for credit losses
Transfer to Stage 1 1
23
(21)
(2)
–
22
(20)
(2)
–
Transfer to Stage 2
(13)
21
(8)
–
(7)
17
(10)
–
Transfer to Stage 3
–
(10)
10
–
–
(8)
8
–
Net remeasurement due to transfers into stage 2
(5)
4
–
(1)
(5)
4
–
(1)
New originations or purchases 3
5
n/a n/a
5
5
n/a n/a
5
Net repayments 4
(1)
(1)
–
(2)
(1)
(1)
–
(2)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(1)
(5)
(9)
(15)
(5)
(6)
(7)
(18)
Changes to risk, parameters, and models 6
(10)
41
20
51
(15)
8
9
2
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(3)
(3)
–
–
(1)
(1)
Recoveries
–
–
2
2
–
–
1
1
Foreign exchange and other adjustments
–
–
–
–
(2)
(1)
(3)
(6)
Balance at end of period $
101
$
223
$
96
$
420
$
106
$
174
$
68
$
348
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
721
$
1,211
$
275
$
2,207
$
683
$
1,224
$
282
$
2,189
Provision for credit losses
Transfer to Stage 1 1
186
(184)
(2)
–
139
(137)
(2)
–
Transfer to Stage 2
(65)
87
(22)
–
(60)
85
(25)
–
Transfer to Stage 3
(3)
(79)
82
–
(2)
(76)
78
–
Net remeasurement due to transfers into stage 2
(82)
72
3
(7)
(61)
72
2
13
New originations or purchases 3
81
n/a n/a
81
76
n/a n/a
76
Net repayments 4
(23)
(28)
(4)
(55)
(20)
(29)
(4)
(53)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(23)
(26)
(11)
(60)
(21)
(27)
(10)
(58)
Changes to risk, parameters, and models 6
(72)
168
272
368
(46)
179
269
402
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(401)
(401)
–
–
(399)
(399)
Recoveries
–
–
83
83
–
–
92
92
Foreign exchange and other adjustments
–
(1)
–
(1)
(15)
(21)
(5)
(41)
Balance, including off-balance sheet instruments,
at end of period
720
1,220
275
2,215
673
1,270
278
2,221
Less: Allowance for off-balance sheet instruments 7
23
49
–
72
24
52
–
76
Balance at end of period $
697
$
1,171
$
275
$
2,143
$
649
$
1,218
$
278
$
2,145
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
950
$
1,395
$
451
$
2,796
$
927
$
1,372
$
498
$
2,797
Provision for credit losses
Transfer to Stage 1 1
252
(243)
(9)
–
235
(224)
(11)
–
Transfer to Stage 2
(92)
116
(24)
–
(82)
105
(23)
–
Transfer to Stage 3
(7)
(271)
278
–
(6)
(286)
292
–
Net remeasurement due to transfers into stage 2
(101)
128
7
34
(78)
113
6
41
New originations or purchases 3
48
n/a n/a
48
38
n/a n/a
38
Net repayments 4
(10)
(3)
17
4
(12)
(1)
20
7
Derecognition of financial assets (excluding
disposals and write-offs) 5
(12)
(27)
(106)
(145)
(9)
(21)
(104)
(134)
Changes to risk, parameters, and models 6
(87)
298
244
455
(28)
302
225
499
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(529)
(529)
–
–
(532)
(532)
Recoveries
–
–
118
118
–
–
97
97
Foreign exchange and other adjustments
–
1
1
2
(32)
(46)
(19)
(97)
Balance, including off-balance sheet instruments,
at end of period
941
1,394
448
2,783
953
1,314
449
2,716
Less: Allowance for off-balance sheet instruments 7
203
301
–
504
210
289
–
499
Balance at end of period $
738
$
1,093
$
448
$
2,279
$
743
$
1,025
$
449
$
2,217
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2025

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2025 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2025 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 66
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
April 30, 2026 April 30, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government
Balance, including off-balance sheet instruments,
at beginning of period $
1,418
$
1,905
$
888
$
4,211
$
1,272
$
1,997
$
971
$
4,240
Provision for credit losses
Transfer to Stage 1
1
81
(81)
–
–
66
(63)
(3)
–
Transfer to Stage 2
(145)
148
(3)
–
(161)
176
(15)
–
Transfer to Stage 3
(2)
(62)
64
–
(1)
(72)
73
–
Net remeasurement due to transfers into stage
1
(28)
34
2
8
(18)
45
–
27
New originations or purchases
1
376
n/a n/a
376
314
n/a n/a
314
Net repayments
1
–
(46)
(42)
(88)
(2)
(5)
(76)
(83)
Derecognition of financial assets (excluding
disposals and write-offs)
1
(205)
(194)
(186)
(585)
(160)
(199)
(46)
(405)
Changes to risk, parameters, and models
1
(43)
169
402
528
57
311
302
670
Disposals
–
–
(5)
(5)
–
–
–
–
Write-offs
–
–
(407)
(407)
–
–
(383)
(383)
Recoveries
–
–
13
13
–
–
23
23
Foreign exchange and other adjustments
(6)
(4)
(10)
(20)
(39)
(56)
(9)
(104)
Balance, including off-balance sheet instruments,
at end of period
1,446
1,869
716
4,031
1,328
2,134
837
4,299
Less: Allowance for off-balance sheet instruments
2
246
203
5
454
181
211
4
396
Balance at end of period
1,200
1,666
711
3,577
1,147
1,923
833
3,903
Total Allowance, including

off-balance sheet

instruments, at end of period
3,208
4,706
1,535
9,449
3,060
4,892
1,632
9,584
Less: Total Allowance for

off-balance sheet

instruments 2
472
553
5
1,030
415
552
4
971
Total Allowance for Loan Losses

at end of period
$
2,736
$
4,153
$
1,530
$
8,419
$
2,645
$
4,340
$
1,628
$
8,613
1
For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
2

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 67
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the six months ended April 30, 2026

and April 30, 2025.
Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the six months ended
April 30, 2026 April 30, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
102
$
175
$
80
$
357
$
116
$
189
$
60
$
365
Provision for credit losses
Transfer to Stage 1 1
47
(44)
(3)
–
57
(54)
(3)
–
Transfer to Stage 2
(21)
36
(15)
–
(13)
28
(15)
–
Transfer to Stage 3
–
(20)
20
–
–
(19)
19
–
Net remeasurement due to transfers into stage 2
(11)
9
–
(2)
(12)
8
–
(4)
New originations or purchases 3
11
n/a n/a
11
12
n/a n/a
12
Net repayments 4
(2)
(2)
–
(4)
(2)
(2)
–
(4)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(2)
(10)
(18)
(30)
(9)
(10)
(13)
(32)
Changes to risk, parameters, and models 6
(22)
79
37
94
(43)
34
22
13
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(7)
(7)
–
–
(2)
(2)
Recoveries
–
–
3
3
–
–
1
1
Foreign exchange and other adjustments
(1)
–
(1)
(2)
–
–
(1)
(1)
Balance at end of period $
101
$
223
$
96
$
420
$
106
$
174
$
68
$
348
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
724
$
1,275
$
274
$
2,273
$
696
$
1,175
$
262
$
2,133
Provision for credit losses
Transfer to Stage 1 1
388
(385)
(3)
–
324
(321)
(3)
–
Transfer to Stage 2
(125)
167
(42)
–
(124)
172
(48)
–
Transfer to Stage 3
(6)
(157)
163
–
(5)
(149)
154
–
Net remeasurement due to transfers into stage 2
(166)
142
6
(18)
(143)
148
4
9
New originations or purchases 3
173
n/a n/a
173
160
n/a n/a
160
Net repayments 4
(46)
(54)
(9)
(109)
(42)
(54)
(8)
(104)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(45)
(55)
(24)
(124)
(42)
(57)
(20)
(119)
Changes to risk, parameters, and models 6
(168)
300
574
706
(148)
360
578
790
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(822)
(822)
–
–
(811)
(811)
Recoveries
–
–
161
161
–
–
170
170
Foreign exchange and other adjustments
(9)
(13)
(3)
(25)
(3)
(4)
–
(7)
Balance, including off-balance sheet instruments,
at end of period
720
1,220
275
2,215
673
1,270
278
2,221
Less: Allowance for off-balance sheet instruments 7
23
49
–
72
24
52
–
76
Balance at end of period $
697
$
1,171
$
275
$
2,143
$
649
$
1,218
$
278
$
2,145
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
944
$
1,386
$
460
$
2,790
$
947
$
1,374
$
378
$
2,699
Provision for credit losses
Transfer to Stage 1 1
533
(514)
(19)
–
720
(698)
(22)
–
Transfer to Stage 2
(183)
232
(49)
–
(168)
212
(44)
–
Transfer to Stage 3
(16)
(544)
560
–
(11)
(528)
539
–
Net remeasurement due to transfers into stage 2
(210)
250
16
56
(300)
225
13
(62)
New originations or purchases 3
96
n/a n/a
96
74
n/a n/a
74
Net repayments 4
5
–
34
39
6
3
38
47
Derecognition of financial assets (excluding
disposals and write-offs) 5
(23)
(56)
(223)
(302)
(36)
(43)
(179)
(258)
Changes to risk, parameters, and models 6
(185)
663
512
990
(275)
775
600
1,100
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,058)
(1,058)
–
–
(1,061)
(1,061)
Recoveries
–
–
227
227
–
–
190
190
Foreign exchange and other adjustments
(20)
(23)
(12)
(55)
(4)
(6)
(3)
(13)
Balance, including off-balance sheet instruments,
at end of period
941
1,394
448
2,783
953
1,314
449
2,716
Less: Allowance for off-balance sheet instruments 7
203
301
–
504
210
289
–
499
Balance at end of period $
738
$
1,093
$
448
$
2,279
$
743
$
1,025
$
449
$
2,217
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2025

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2025 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2025 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 68
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the six months ended
April 30, 2026 April 30, 2025
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government
Balance, including off-balance sheet instruments,
at beginning of period $
1,439
$
2,092
$
790
$
4,321
$
1,150
$
1,937
$
853
$
3,940
Provision for credit losses
Transfer to Stage 1
1
174
(174)
–
–
154
(151)
(3)
–
Transfer to Stage 2
(283)
290
(7)
–
(314)
334
(20)
–
Transfer to Stage 3
(4)
(213)
217
–
(4)
(224)
228
–
Net remeasurement due to transfers into stage
1
(59)
79
1
21
(46)
103
1
58
New originations or purchases
1
795
n/a n/a
795
614
n/a n/a
614
Net repayments
1
7
(77)
(144)
(214)
15
(24)
(86)
(95)
Derecognition of financial assets (excluding
disposals and write-offs)
1
(472)
(449)
(288)
(1,209)
(329)
(395)
(122)
(846)
Changes to risk, parameters, and models
1
(135)
364
841
1,070
86
561
552
1,199
Disposals
–
–
(27)
(27)
–
–
(9)
(9)
Write-offs
–
–
(663)
(663)
–
–
(585)
(585)
Recoveries
–
–
33
33
–
–
39
39
Foreign exchange and other adjustments
(16)
(43)
(37)
(96)
2
(7)
(11)
(16)
Balance, including off-balance sheet instruments,
at end of period
1,446
1,869
716
4,031
1,328
2,134
837
4,299
Less: Allowance for off-balance sheet instruments
2
246
203
5
454
181
211
4
396
Balance at end of period
1,200
1,666
711
3,577
1,147
1,923
833
3,903
Total Allowance, including

off-balance sheet

instruments, at end of period
3,208
4,706
1,535
9,449
3,060
4,892
1,632
9,584
Less: Total Allowance for

off-balance sheet

instruments 2
472
553
5
1,030
415
552
4
971
Total Allowance for Loan Losses

at end of period
$
2,736
$
4,153
$
1,530
$
8,419
$
2,645
$
4,340
$
1,628
$
8,613
1
For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
2

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans,

the key macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2025 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been a

significant increase in credit
risk and in measuring ECLs.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 69
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over

the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at April 30, 2026.

As the forecast period increases, information

about the future becomes less readily

available and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain.

The ongoing conflict in the
Middle East and resulting energy shock poses

a new headwind for the economic outlook

which comes on top of still-elevated trade

uncertainty. Accordingly, our
baseline forecast reflects some tempering

in economic growth and upward adjustment

to unemployment rates. Any further escalation

in trade tensions or a more
prolonged Middle East conflict that results in

persistently elevated energy prices would

pose a further downside risk to the economic

outlook. However, the Bank’s
Canadian and U.S. downside scenarios reflect

a recession and help capture these risks

accordingly through its allowance process.
Macroeconomic Variables
As at
April 30, 2026
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q2 2026- 4-year Q2 2026- 4-year Q2 2026- 4-year
Q1 2027 1 period 1 Q1 2027 1 period 1 Q1 2027 1 period 1

Unemployment rate
Canada
6.6
%
6.0
%
6.1
%
5.6
%
7.6
%
7.2
%
United States
4.3
4.0
4.1
3.8
5.5
5.4
Real GDP
Canada
1.3
1.8
1.7
1.9
(0.7)
2.1
United States
2.3
2.0
2.6
2.4
(0.2)
2.5
Home prices
Canada (average existing price) 2
–
3.7
2.4
4.3
(6.3)
3.0
United States (CoreLogic HPI)
3
2.8
3.5
3.2
4.1
(6.1)
4.4
Central bank policy interest rate
Canada
2.25
2.25
2.50
2.50
1.13
1.42
United States
3.44
3.25
3.75
3.75
2.06
2.30
U.S. 10-year treasury yield
4.16
4.10
4.47
4.57
3.67
3.68
U.S. 10-year BBB spread (%-pts)
1.38
1.60
1.18
1.52
2.21
1.90
Exchange rate (U.S. dollar/Canadian dollar) $
0.74
$
0.75
$
0.75
$
0.76
$
0.69
$
0.71
1
The numbers represent average values for the quoted periods and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts and

respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted ECLs,

with the latter derived from three ECL

scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
April 30, 2026 October 31, 2025
Probability-weighted ECLs $
7,914
$
8,137
Base ECLs
7,375
7,737
Difference – in amount $
539
$
400
Difference – in percentage
7.3
%
5.2
%
ECLs for performing loans and off-balance sheet instruments

consist of an aggregate amount of Stage 1 and

Stage 2 probability-weighted ECLs

which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition.
The
following table shows the estimated impact

of staging on ECLs by presenting all performing

loans and off-balance sheet instruments calculated

using twelve-month
ECLs compared to the current aggregate probability-weighted

ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
April 30, 2026 October 31, 2025
Probability-weighted ECLs $
7,914
$
8,137
All performing loans and off-balance sheet instruments

using 12-month ECLs
6,232
6,435
Incremental lifetime ECLs impact $
1,682
$
1,702
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
111

million as at April 30, 2026 (October 31, 2025

– $
101

million) and were recorded in Other assets

on the Interim Consolidated
Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 70
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
April 30, 2026 October 31, 2025

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
408
$
178
$
586
$
407
$
129
$
536
Consumer instalment and other personal
855
295
1,150
930
301
1,231
Credit card
349
244
593
373
253
626
Business and government
186
134
320
247
85
332
Total

$
1,798
$
851
$
2,649
$
1,957
$
768
$
2,725
1
Includes loans that are measured at FVOCI.

NOTE 7: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”) through a

registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held
184.7

million shares of Schwab’s common stock, representing
10.1
% economic ownership.
The sale of the shares resulted in proceeds

of approximately $
21.0

billion and the Bank recognized in Other income

(loss) a net gain on sale of approximately
$
9.2

billion. This gain is net of the release of

related cumulative foreign currency translation

from AOCI, the release of AOCI on designated

net investment hedging
items, and direct transaction costs. For segment

reporting, the Bank recognized an after-tax

gain of $
8.6

billion in its Corporate segment and $
184

million of
underwriting fees in its Wholesale segment

as a result of TD Securities acting as a lead

bookrunner on the transaction. In the current

quarter, the Bank revised its
estimate of taxes owed on the gain from its disposition

of Schwab shares, which increased

the Bank's after-tax gain to $
8.9

billion. Refer to Note 15 for further
details.
The Bank discontinued recording its share

of earnings available to common shareholders

from its investment in Schwab following

the sale. Prior to the sale, the
Bank accounted for its investment in

Schwab using the equity method. The Bank’s

share of Schwab’s earnings available to common

shareholders was reported
with a one-month lag. The Bank’s share of net

income from its prior investment in Schwab

of $
74

million and $
305

million during the three and six months ended
April 30, 2025, respectively, reflects net income after adjustments for amortization of certain intangibles net of

tax.
The Stockholder Agreement was terminated

by the Bank’s sale of its equity investment in Schwab.

The Bank continues to have a business

relationship with
Schwab through the insured deposit account

agreement (“Schwab IDA Agreement”).
INSURED DEPOSIT ACCOUNT AGREEMENT
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034.

Pursuant to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$
60

billion.

Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
April 30 October 31
2026 2025
Accounts receivable and other items $
7,892
$
9,366
Accrued interest
5,326
5,674
Cheques and other items in transit
1,246
–
Current income tax receivable
4,496
3,849
Defined benefit asset

1,092

1,111
Investments in other associates and joint

ventures
5,288
5,237
Prepaid expenses
1,926
1,815
Reinsurance contract assets
891
936
Total $
28,157
$
27,988

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 71
NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at
April 30, 2026, was $
558

billion (October 31, 2025 – $
544

billion).

Deposits
(millions of Canadian dollars) As at
April 30 October 31
By Type By Country 2026 2025
Demand Notice Term 1 Canada United States International Total Total
Personal $
26,676
$
482,541
$
132,610
$
356,908
$
284,919
$
–
$
641,827
$
650,396
Banks
10,771
719
14,047
19,701
4,327
1,509
25,537
27,233
Business and government 2
163,464
192,166
220,437
424,291
150,653
1,123
576,067
589,475
200,911
675,426
367,094
800,900
439,899
2,632
1,243,431
1,267,104
Trading
–
–
39,308
26,909
5,513
6,886
39,308
37,882
Designated at fair value through
profit or loss 3
–
–
222,176
60,930
89,731
71,515
222,176
197,336
Total $
200,911
$
675,426
$
628,578
$
888,739
$
535,143
$
81,033
$
1,504,915
$
1,502,322
Non-interest-bearing deposits
included above 4
Canada $
61,038
$
60,796
United States
71,653
73,364
International
44
1
Interest-bearing deposits
included above 4
Canada
827,701
834,275
United States 5
463,490
468,328
International
80,989
65,558
Total 2,6 $
1,504,915
$
1,502,322
1 Includes $
107.5

billion (October 31, 2025 – $
104.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
64.6

billion relating to covered bondholders (October 31, 2025 – $
70.6

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also include $
327

million (October 31, 2025 – $
299

million) of loan commitments, financial guarantees and
other liabilities designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
9.1

billion (October 31, 2025 – $
7.2

billion) of U.S. federal funds deposited and $
4.1

billion (October 31, 2025 – $
1.1

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
804.5

billion (October 31, 2025 – $
807.7

billion) denominated in U.S. dollars and $
114.6

billion (October 31, 2025 – $
111.1

billion) denominated in other foreign
currencies.
NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

April 30 October 31
2026 2025
Accounts payable, accrued expenses, and

other items
$
8,507
$
8,954
Accrued interest
4,077
4,652
Accrued salaries and employee benefits
5,929
7,313
Cheques and other items in transit
–
255
Current income tax payable
216
296
Deferred tax liabilities
288
303
Defined benefit liability
1,341
1,372
Lease liabilities
5,290
5,352
Liabilities related to structured entities
3,885
4,008
Provisions
1,611
1,735
Total $
31,144
$
34,240

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 72
NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issuances
On April 30, 2026, the Bank issued $
1

billion of Non-Viability Contingent Capital (NVCC)

fixed rate reset notes constituting subordinated

indebtedness of the Bank,
maturing on June 16, 2036. The notes will

bear interest at a fixed rate of
4.208
% per annum (paid semi-annually) until

June 16, 2031, and at the Daily
Compounded Canadian Overnight Repo Rate

Average plus
1.270
% thereafter (paid quarterly) until maturity

on June 16, 2036. With prior approval of

OSFI, the
Bank may, at its option, redeem the notes on or after June 16, 2031,

in whole or in part, at par plus accrued and unpaid

interest on not more than
60

nor less than
10

days' notice to holders.
Redemptions
On March 4, 2026, the Bank redeemed all of

its outstanding $
1.25

billion
4.859
% NVCC subordinated notes due March 4,

2031, constituting subordinated
indebtedness of the Bank, at a redemption price

of
100

per cent of the principal amount, plus accrued

and unpaid interest up to, but excluding,

the redemption
date.
NOTE 12: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three and six months ended April 30, 2026 and

April 30, 2025.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(thousands of shares or other equity instruments
and millions of Canadian dollars) For the three months ended For the six months ended

April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025
Number Number Number Number
of shares Amount of shares Amount of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,671,278
$
24,551
1,752,200
$
25,528
1,689,496
$
24,727
1,750,272
$
25,373
Proceeds from shares issued on exercise
of stock options
488
42
592
44
1,696
150
945
69
Shares issued as a result of dividend
reinvestment plan
–
–
–
–
–
–
1,575
130
Purchase of shares for cancellation and other
(19,346)
(284)
(30,001)
(436)
(38,772)
(568)
(30,001)
(436)
Balance as at end of period – common shares
1,652,420
$
24,309
1,722,791
$
25,136
1,652,420
$
24,309
1,722,791
$
25,136
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
49,650
$
2,850
71,650
$
3,400
49,650
$
2,850
91,650
$
3,900
Redemption of shares
–
–
–
–
–
–
(20,000)
(500)
Balance as at end of period
49,650
$
2,850
71,650
$
3,400
49,650
$
2,850
71,650
$
3,400
Other Equity Instruments
1
Balance as at beginning of period
7,251
$
8,775
6,501
$
7,738
7,251
$
8,775
5,751
$
6,988
Issue of limited recourse capital notes
–
–
–
–
–
–
750
750
Balance as at end of period
7,251
8,775
6,501
7,738
7,251
8,775
6,501
7,738
Balance as at end of period – preferred

shares
and other equity instruments
56,901
$
11,625
78,151
$
11,138
56,901
$
11,625
78,151
$
11,138
Treasury – common shares 2
Balance as at beginning of period
41
$
(5)
458
$
(38)
–
$
–
213
$
(17)
Purchase of shares

21,888
(2,899)
34,066
(2,880)
48,916
(6,213)
78,941
(6,384)
Sale of shares
(21,560)
2,844
(34,211)
2,892
(48,547)
6,153
(78,841)
6,375
Balance as at end of period – treasury
– common shares
369
$
(60)
313
$
(26)
369
$
(60)
313
$
(26)
Treasury – preferred shares and
other equity instruments 2
Balance as at beginning of period
11
$
(11)
549
$
(51)
29
$
(4)
163
$
(18)
Purchase of shares and other equity instruments

347
(353)
989
(267)
569
(515)
3,442
(1,387)
Sale of shares and other equity instruments
(333)
350
(1,397)
290
(573)
505
(3,464)
1,377
Balance as at end of period – treasury
– preferred shares and other equity

instruments
25
$
(14)
141
$
(28)
25
$
(14)
141
$
(28)
1
For Other Equity Instruments, the number of shares represents the number of notes issued.
2

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On May 27, 2026, the Board approved a dividend

in an amount of one dollar and twelve

cents ($
1.12
) per fully paid common share in the

capital stock of the Bank
for the quarter ending July 31, 2026, payable

on and after July 31, 2026, to shareholders

of record at the close of business on July

10, 2026.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three and six months ended April

30, 2026, the Bank satisfied the DRIP requirements

through open market common share purchases.

During the
three months ended April 30, 2025, the Bank

satisfied the DRIP requirements through open

market common share purchases. During

the six months ended
April 30, 2025, the Bank satisfied the DRIP requirements

through common shares issued from

treasury with
no

discount for the first three months and

open market
common share purchases in the last

three months.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 73
NORMAL COURSE ISSUER BID
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange (TSX) and OSFI had approved a normal course issuer bid (2025 NCIB) to purchase
for cancellation up to
100

million of its common shares for up to $
8

billion. The Bank completed its 2025

NCIB in January 2026, under which it repurchased

and
cancelled $
8

billion of its common shares.

On January 16, 2026, the Bank announced

that the TSX and OSFI have approved

the Bank’s new normal course issuer bid (2026

NCIB) to repurchase for
cancellation up to $
7

billion of its common shares, not

to exceed
61

million common shares. The 2026 NCIB

commenced on January 20, 2026, and

will terminate
on (A) the earliest to occur of: (i) January 15,

2027; (ii) the date on which the aggregate

purchase cost of common shares purchased

equals $
7

billion; and (iii) the
date on which the maximum number of

common shares purchasable is reached; or

(B) such earlier date as the Bank may

determine. From the commencement of
the 2026 NCIB on January 20, 2026, to April

30, 2026, the Bank repurchased
23.2

million shares under the program, at an average

price of $
131.51

per share for
a total amount of $
3.1

billion. During the three months ended

April 30, 2026, the Bank repurchased and

cancelled approximately
19.4

million shares under the
2026 NCIB program, for a total of $
2.6

billion.
NOTE 13: SHARE-BASED COMPENSATION

For the three and six months ended April

30, 2026, the Bank recognized compensation

expense for stock option awards of $
9.0

million and $
18.3

million,
respectively (three and six months ended April

30, 2025 – $
7.0

million and $
10.1

million, respectively). During the three months

ended April 30, 2026 and
April 30, 2025, nil

stock options were granted by the Bank.

During the six months ended April 30, 2026,
1.6

million (six months ended April 30, 2025 –
2.0

million)
stock options were granted by the Bank at

a weighted-average fair value of $
21.89

per option (April 30, 2025 – $
12.80

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the six months ended April 30, 2026

and April 30, 2025.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the six months ended
April 30 April 30
2026 2025
Risk-free interest rate
3.42
%
3.08
%
Option contractual life
10 years
10 years
Expected volatility
19.44
%
19.47
%
Expected dividend yield
4.02
%
3.94
%
Exercise price/share price $
126.43
$
75.76
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s other

material
defined benefit pension plans, for the

three and six months ended April 30,

2026 and April 30,

2025. Other employee defined benefit

plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.
Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
April 30 April 30 April 30 April 30 April 30 April 30
2026 2025 2026 2025 2026 2025
Service cost – benefits earned $
68
$
69
$
2
$
1
$
5
$
5
Net interest cost (income) on net defined

benefit liability (asset)
(11)
(13)
4
4
4
5
Past service cost
–
–
–
–
2
–
Defined benefit administrative expenses
3
2
–
–
1
2
Total $
60
$
58
$
6
$
5
$
12
$
12
For the six months ended
April 30 April 30 April 30 April 30 April 30 April 30
2026 2025 2026 2025 2026 2025
Service cost – benefits earned $
137
$
138
$
3
$
3
$
10
$
10
Net interest cost (income) on net defined

benefit liability (asset)
(23)
(25)
8
8
8
11
Past service cost
–
–
–
–
2
–
Defined benefit administrative expenses
5
5
–
–
3
3
Total $
119
$
118
$
11
$
11
$
23
$
24
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 74
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

and six months ended April 30, 2026 and

April 30, 2025.
Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2026 2025 2026 2025
Defined contribution pension plans 1 $
92
$
85
$
203
$
191
Government pension plans
2
156
140
386
360
Total $
248
$
225
$
589
$
551
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three and six months ended

April 30, 2026 and April

30, 2025.
Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
April 30 April 30 April 30 April 30 April 30 April 30
2026 2025 2026 2025 2026 2025
Remeasurement gain/(loss) – financial $
200
$
297
$
10
$
12
$
8
$
14
Remeasurement gain/(loss) – return on plan

assets less
interest income
(110)
(366)
–
–
–
–
Change in asset limitation and minimum

funding requirement
–
3
–
–
–
–
Total $
90
$
(66)
$
10
$
12
$
8
$
14
For the six months ended
April 30 April 30 April 30 April 30 April 30 April 30
2026 2025 2026 2025 2026 2025
Remeasurement gain/(loss) – financial $
435
$
158
$
18
$
5
$
7
$
4
Remeasurement gain/(loss) – return on plan

assets less
interest income
(421)
(184)
–
–
–
–
Change in asset limitation and minimum

funding requirement
–
–
–
–
–
–
Total $
14
$
(26)
$
18
$
5
$
7
$
4
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 15: INCOME TAXES
Income Tax Adjustment on the Gain on Sale of Schwab Shares
In the current quarter, the Bank revised its estimate of

taxes owed on the gain from its disposition

of Schwab shares in the prior year. The revision reflects

the
Bank's most recent tax filings and includes

previously inestimable information.

The revision reduced the Bank's provision

for income taxes by $
288

million.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

As at April 30, 2026, the CRA has reassessed

the Bank for $
1,676

million for the years 2011 to 2020, the RQA has
reassessed the Bank for $
52

million for the years 2011 to 2019, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2020. In total, the
Bank has been reassessed for $
1,799

million of income tax and interest. The Bank

expects to continue to be reassessed

for open years. The Bank is of the view
that its tax filing positions were appropriate

and filed a Notice of Appeal with the

Tax Court of Canada on March 21, 2023.
NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income available to common

shareholders by the weighted-average number

of common shares outstanding
for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income available
to common shareholders and the weighted-average

number of shares outstanding for the effects of

all dilutive potential common shares

that are assumed to be
issued by the Bank.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 75
The following table presents the Bank’s basic and

diluted earnings per share for the three and

six months ended April 30, 2026 and April

30, 2025.
Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 April 30 April 30 April 30
2026 2025 2026 2025
Basic earnings per share
Net income available to common shareholders $
4,049
$
10,929
$
7,991
$
13,636
Weighted-average number of common shares outstanding

(millions)
1,660.7
1,740.5
1,670.6
1,745.3
Basic earnings per share (Canadian dollars) $
2.44
$
6.28
$
4.78
$
7.81
Diluted earnings per share
Net income available to common shareholders

including impact of dilutive securities
$
4,049
$
10,929
$
7,991
$
13,636
Weighted-average number of common shares outstanding

(millions)
1,660.7
1,740.5
1,670.6
1,745.3
Effect of dilutive securities
Stock options potentially exercisable (millions) 1
4.8
1.2
4.8
1.0
Weighted-average number of common shares outstanding

– diluted (millions)
1,665.5
1,741.7
1,675.4
1,746.3
Diluted earnings per share (Canadian dollars) 1 $
2.43
$
6.27
$
4.77
$
7.81
1
For the three and six months ended April 30, 2026,
no

outstanding options were excluded from the computation of diluted earnings per share. For the three and six months ended April
30, 2025, the computation of diluted earnings per share excluded average options outstanding of
4.7

million and
7.2

million, respectively, with a weighted-average exercise

price of $
92.91
and $
89.12
, respectively, as the option price was greater than

the average market price of the Bank’s common shares.
NOTE 17: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new significant events or transactions except as previously

identified in Note 25 of the Bank’s 2025 Annual
Consolidated Financial Statements.
(a)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at April 30, 2026, the
Bank’s RPL is from
zero

to approximately $
456.8

million (October 31, 2025 – from
zero

to approximately $
440.7

million). The Bank’s provisions and RPL represent
the Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number of factors

that could
cause the Bank’s actual losses to be significantly

different from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the
varying stages of the proceedings, the existence

of multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time. In addition,

some actions
seek very large or indeterminate damages.

Refer to Note 25 of the Bank’s 2025 Annual Consolidated

Financial Statements for details on the Bank’s significant
legal and regulatory matters. Based on

the Bank’s current knowledge, and subject to

the factors listed above as well as other uncertainties

inherent in litigation and
regulatory matters, other than as described

below: (i) there have been no notable developments

to the matters previously identified in Note 25

of the Bank’s 2025
Annual Consolidated Financial Statements; and

(ii) since October 31, 2025, no other legal

or regulatory matter has arisen or progressed

to the point that it would
reasonably be expected to result in a material

financial impact to the Bank.
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it
reached a resolution (the “Global Resolution”)

of previously disclosed investigations related

to its U.S. Bank Secrecy Act (BSA) and Anti-Money

Laundering (AML)
compliance programs (collectively, the “U.S. BSA/AML program”).

The Bank and certain of its U.S. subsidiaries

consented to orders with the Office of the
Comptroller of the Currency (OCC), the Federal

Reserve Board, and the Financial Crimes

Enforcement Network and entered into plea agreements

with the
Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset

Recovery Section and the United States

Attorney’s Office for the District of New
Jersey. Details of the Global Resolution include: (i) a total payment of US$
3.088

billion ($
4.233

billion), all of which was provisioned during

the 2024 fiscal year;
(ii) TD Bank, N.A. (TDBNA) pleading guilty

to one count of conspiring to fail to maintain

an adequate AML program, failing

to file accurate currency transaction
reports (CTRs) and launder money and

TD Bank US Holding Company (TDBUSH)

pleading guilty to two counts of causing

TDBNA to fail to maintain an adequate
AML program and to fail to file accurate

CTRs; (iii) requirements to remediate the

Bank’s U.S. BSA/AML program; (iv) a requirement

to prioritize the funding and
staffing of the remediation, which includes Board

certifications for dividend distributions

from certain of the Bank’s U.S. subsidiaries to the

Bank; (v) formal
oversight of the U.S. BSA/AML remediation

through an independent compliance monitorship;

(vi) a prohibition against the average combined

total assets of TD’s
two U.S. banking subsidiaries (TDBNA and

TD Bank USA, N.A.) (collectively, the “U.S. Bank”) exceeding

US$
434

billion (representing the combined total assets
of the U.S. Bank as at September 30, 2024)

(the “Asset Limitation”), and if the

U.S. Bank does not achieve compliance with

all actionable articles in the OCC
consent orders (and for each successive

year that the U.S. Bank remains non-compliant),

the OCC may require the U.S. Bank to

further reduce total consolidated
assets by up to
7
%; (vii) the U.S. Bank being subject to OCC

supervisory approval processes for any

additions of new bank products, services,

markets, and
stores prior to the OCC’s acceptance of the

U.S. Bank’s improved AML policies and procedures,

to ensure the AML risk of new initiatives is appropriately
considered and mitigated; (viii) requirements

for the Bank and TD Group U.S. Holdings,

LLC (TDGUS) to retain a third party

to assess the effectiveness of the
corporate governance and U.S. management

structure and composition to adequately

oversee U.S. operations; (ix) requirements

to comply with the terms of the
plea agreements with the DOJ during a five-year

term of probation (which could be extended

as a result of the Bank failing to complete

the compliance
undertakings, failing to cooperate or to report

alleged misconduct as required, or

committing additional crimes); (x) an ongoing

obligation to cooperate with DOJ
investigations; and (xi) an ongoing obligation

to report evidence or allegations of violations

by the Bank, its affiliates, or their employees

that may be a violation of
U.S. federal law. The Bank is focused on meeting the

terms of the consent orders and plea agreements,

including meeting its requirements to remediate

the
Bank’s U.S. BSA/AML compliance programs.

During the first fiscal quarter of 2025, the

Bank fully paid the remainder of the monetary penalty

owed pursuant to the
consent orders and plea agreements that

were entered into as part of the Global Resolution.

The payment was covered by provisions previously

taken by the Bank
for this matter.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 76
As previously disclosed, the Bank and

some former and current directors, officers and employees

have been named as defendants in proposed

class action
lawsuits in the United States and Canada

purporting to be brought on behalf of

the Bank’s shareholders alleging, among other things,

that a decline in the price of
the Bank’s shares was the result of misleading disclosures

with respect to the Bank’s AML compliance programs

and/or the potential outcomes of the government
agencies’ or regulators’ investigations.

The two proposed class actions filed in

the United States have been consolidated

under the caption
Tiessen v. The
Toronto-Dominion Bank, et al.,
in the United States District Court for

the Southern District of New York, and a consolidated amended complaint has been filed
which names TD Bank, N.A., TDBUSH,

and certain former and current officers as

defendants. On May 30, 2025, the defendants

filed a motion to dismiss in the
Tiessen
case, which is pending before the court. Out

of the three proposed class actions in Ontario,
Parkin v. The Toronto-Dominion Bank, et al., has been
identified as the lead action with the other

two Ontario actions being stayed. There remains

one further proposed class action in Quebec

which has been stayed.
The Parkin
certification hearing and the motion to seek

leave under the
Securities Act
(Ontario) were argued in part on

February 17 to 20, 2026 and May 20 and
21, 2026,

with an additional date for argument scheduled

on May 28, 2026. A putative shareholder

derivative action, captioned
Rubin v. Masrani, et al., has also
been filed purportedly on behalf of TD in the

United States in the Supreme Court of the State

of New York, New York County,

against certain former and current
TD directors, officers and employees, and certain

of TD’s U.S. affiliates and subsidiaries. The complaint

asserts alleged breaches of duties and

other claims
against the individual defendants in connection

with the Bank’s U.S. BSA/AML compliance programs.

On October 31, 2025, TD filed a motion to dismiss

the
Rubin
action. Certain purported TD shareholders

have also filed an application in the Ontario

Superior Court of Justice (
The Trustees of International Brotherhood of
Electrical Workers, et al., v. The Toronto-Dominion Bank, et al.
) seeking leave to bring a shareholder

derivative action in the Delaware Court

of Chancery on behalf
of TD and TDBUSH against certain current

and former directors and officers. The motion

to seek leave was heard on April 21, 2026.

On May 4, 2026, the Court
issued its decision declining the applicant's

leave. The applicants have
30

days from the date of the decision to

file an appeal. All of the proceedings are

still in
early stages. Losses or damages cannot be estimated

at this time.
As previously disclosed, the Bank has been

named as defendant in a purported class

action lawsuit in the United States to be brought

on behalf of First Horizon
shareholders alleging that a decline in the price

of First Horizon shares was the result

of alleged misleading disclosures the

Bank made with respect to its U.S.
BSA/AML compliance programs and its

effect on the Bank’s contemplated merger with

First Horizon. The lawsuit also names some of

the Bank’s former and
current officers and a former employee as defendants.

On November 26, 2025, the court dismissed

plaintiffs’ complaint, but gave plaintiffs a final opportunity to
amend their complaint again to attempt

to address its deficiencies. On January

22, 2026, the plaintiffs did not amend their

complaint and instead filed a notice of
appeal. On February 26, 2026, three lawsuits

brought by entities organized under

the laws of the Cayman Islands were filed on

an individual basis in New Jersey
state court against the Bank, TDBNA,

TDGUS and current and former officers and

employees claiming they were induced

to purchase and hold First Horizon stock
based on TD's representations concerning

TD's U.S. BSA/AML compliance programs

and its effect on the Bank's contemplated

merger with First Horizon.
Nineteen77 Global Multi-Strategy Alpha Master

Ltd. et al v. The Toronto-Dominion Bank et al; AQR Arbitrage MA Offshore Fund L.P. et al v. The Toronto-
Dominion Bank et al; HBK Master Fund LP

et al v. The Toronto-Dominion Bank et al
. On March 27, 2026, TD filed a notice

to remove the cases to federal court,
which plaintiffs are contesting. Losses or damages

cannot be estimated at this time.
As previously disclosed, the Bank is a defendant

in Canada and/or the United States in a

number of matters, including class actions, alleging

claims in
connection with various fees, practices and

credit decisions. The cases are in various

stages of maturity and include, among others:

a Quebec action against
members of the financial services industry

(including the Bank) regarding the existence

and amount of the insufficient or non-sufficient

funds fee, a Quebec action
against certain brokers (including TD Direct

Investing) regarding disclosure of foreign

conversion fees, a Quebec action against members

of the automobile
insurance industry (including Primmum Insurance

Company) regarding underwriting practices

in Quebec, and a class action that was recently

certified against the
Bank related to a specific class of employees

and TD’s practice of treating amounts paid

under the applicable compensation plans

as inclusive of vacation pay and
public holiday pay for those employees.
Refer to Note 15 for disclosures related

to tax matters.
(b)

RESTRUCTURING CHARGES
During fiscal 2026, the Bank undertook certain

measures to reduce its cost base and achieve

greater efficiency. The restructuring program concluded on
January 31, 2026. For the three and six months

ended April 30, 2026, the Bank incurred

pre-tax restructuring charges (recovery) of $
(6)

million and $
194

million,
respectively (three and six months ended April

30, 2025 – $

million).

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 77
NOTE 18: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results from business operations

and activities under four key business

segments:

Canadian Personal
and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate
segment. Effective the first quarter of 2026, the

Bank renamed its U.S. Retail segment to

U.S. Banking to better reflect the segment’s financial

products and
services.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Banking is

comprised of personal and business banking

in the U.S., TD Auto Finance U.S., and the

U.S. wealth business.

Effective
the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged investments
accounted for using the equity method

which are reclassified to provision for income

taxes. The adjustment for the three and

six months ended April 30, 2026 was
$
179

million (US$
131

million) and $
363

million (US$
263

million), respectively (three and six months

ended April 30, 2025 – $
161

million (US$
113

million) and
$
325

million (US$
229

million), respectively). Comparative amounts

have been reclassified to conform

with the presentation adopted in the first

quarter of 2026. On
February 12, 2025, the Bank sold its entire remaining

equity investment in Schwab.

Prior to the sale, the Bank’s investment in Schwab

was reported in the U.S.
Banking segment,

refer to Note 7 for further details.

Wealth Management and Insurance includes the

Canadian wealth business which provides investment
products and services to institutional and retail

investors, and the insurance business which

provides property and casualty insurance,

as well as life and health
insurance products to customers across

Canada. Wholesale Banking provides a wide

range of capital markets, investment banking,

and corporate banking
products and services,

including underwriting and distribution

of new debt and equity issues, providing

advice on strategic acquisitions and divestitures,

and
meeting the daily trading, funding, and investment

needs of the Bank’s clients. The Corporate

segment includes the effects of certain asset securitization programs, treasury management, elimination

of taxable equivalent adjustments and other

management reclassifications, corporate level

tax items, and residual
unallocated revenue and expenses.
The following table summarizes the segment

results for the three and six months ended

April 30, 2026 and April 30, 2025.
Results by Business Segment 1
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Banking and Insurance Wholesale Banking 2 Corporate 2 Total
For the three months ended April 30
2026 2025 2026 2025 2026 2025 2026 2025 2026 2025 2026 2025
Net interest income (loss) $
4,289
$
4,023
$
3,196
$
3,038
$
423
$
362
$
276
$
45
$
677
$
657
$
8,861
$
8,125
Non-interest income (loss)
967
968
588
(284)
3,355
3,141
2,117
2,084
(91)
8,903
6,936
14,812
Total revenue
5,256
4,991
3,784
2,754
3,778
3,503
2,393
2,129
586
9,560
15,797
22,937
Provision for (recovery of)
credit losses
498
622
342
442
–
–
78
123
83
154
1,001
1,341
Insurance service expenses
–
–
–
–
1,398
1,417
–
–
–
–
1,398
1,417
Non-interest expenses

2,088
2,052
2,476
2,338
1,249
1,131
1,509
1,461
1,050
1,157
8,372
8,139
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,670
2,317
966
(26)
1,131
955
806
545
(547)
8,249
5,026
12,040
Provision for (recovery of)
income taxes

745
649
153
(68)
294
248
194
126
(611)
30
775
985
Share of net income from
investment in Schwab 3,4
–
–
–
78
–
–
–
–
–
(4)
–
74
Net income (loss) $
1,925
$
1,668
$
813
$
120
$
837
$
707
$
612
$
419
$
64
$
8,215
$
4,251
$
11,129
For the six months ended April 30
2026 2025 2026 2025 2026 2025 2026 2025 2026 2025 2026 2025
Net interest income (loss) $
8,683
$
8,158
$
6,492
$
6,102
$
829
$
731
$
201
$
(62)
$
1,445
$
1,062
$
17,650
$
15,991
Non-interest income (loss)
1,994
1,982
1,377
(402)
6,855
6,370
4,662
4,191
(156)
8,854
14,732
20,995
Total revenue
10,677
10,140
7,869
5,700
7,684
7,101
4,863
4,129
1,289
9,916
32,382
36,986
Provision for (recovery of)
credit losses
934
1,143
637
893
–
–
250
195
219
322
2,040
2,553
Insurance service expenses
–
–
–
–
3,020
2,924
–
–
–
–
3,020
2,924
Non-interest expenses

4,235
4,138
4,944
4,718
2,507
2,304
3,072
2,996
2,367
2,053
17,125
16,209
Income (loss) before income taxes

and share of net income from
investment in Schwab
5,508
4,859
2,288
89
2,157
1,873
1,541
938
(
1,297
)
7,541
10,197
15,300
Provision for (recovery of)
income taxes

1,539
1,360
435
(96)
563
486
368
220
(
1,002
)
(287)
1,903
1,683
Share of net income from
investment in Schwab 3,4
–
–
–
277
–
–
–
–
–
28
–
305
Net income (loss) $
3,969
$
3,499
$
1,853
$
462
$
1,594
$
1,387
$
1,173
$
718
$
(295)
$
7,856
$
8,294
$
13,922
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in non-interest expenses, resulting in no impact to Corporate reported net income (loss). Net income (loss) included in the U.S. Banking segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

3

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.
4

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 for further details.

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 78
Total Assets by Business Segment
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Banking and Insurance Banking Corporate
Total

As at April 30, 2026
Total assets $
626,142
$
508,946
$
27,370
$
763,319
$
159,328
$
2,085,105
As at October 31, 2025
Total assets $
616,115
$
530,729
$
25,231
$
754,391
$
168,092
$
2,094,558
NOTE 19: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025
Measured at amortized cost 1 $
16,715
$
18,227
$
34,276
$
38,071

Measured at FVOCI – Debt instruments 1
1,124
1,058
2,287
1,960
17,839
19,285
36,563
40,031
Measured or designated at FVTPL
2,078
2,172
3,991
4,233
Measured at FVOCI – Equity instruments
64
125
123
190
Total $
19,981
$
21,582
$
40,677
$
44,454
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended For the six months ended
April 30, 2026 April 30, 2025 April 30, 2026 April 30, 2025
Measured at amortized cost 1 $
8,466
$
10,622
$
17,618
$
22,442

Measured or designated at FVTPL
2,654
2,835
5,409
6,021
Total $
11,120
$
13,457
$
23,027
$
28,463
1
Interest expense is calculated using EIRM.
NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The

Bank is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for Common Equity Tier 1 Capital, Tier 1 Capital, Total Capital and risk-based Total Loss
Absorbing Capacity (TLAC) ratios. The

DSB level was increased to
3.5
% as of November 1, 2023, and as a result

the published regulatory minimum targets

are
set at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI target includes the greater of the D-SIB or G-SIB surcharge, both of which are

currently
1
% for the
Bank. The OSFI target for leverage requires

D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the existing minimum requirement.

This sets the
published regulatory minimum targets for leverage

and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the six months ended April 30,

2026.

The following table summarizes the Bank’s regulatory

capital positions as at April 30, 2026 and

October 31, 2025.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
April 30 October 31

2026 2025
Capital
Common Equity Tier 1 Capital $
91,660
$
93,579
Tier 1 Capital
102,585
104,502
Total Capital
114,032
116,866
Risk-weighted assets used in the calculation

of capital ratios
641,358
636,424
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
14.3
%
14.7
%
Tier 1 Capital ratio
16.0
16.4
Total Capital ratio
17.8
18.4
Leverage ratio
4.5
4.6
TLAC Ratio
31.1
31.8
TLAC Leverage Ratio
8.8
8.9

TD BANK GROUP • SECOND QUARTER 2026 • REPORT TO SHAREHOLDERS Page 79
SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

td.shareholderrelations@td.com. Please
note that by leaving us an e-mail or voicemail

message, you are providing your

consent for us to forward your inquiry

to the appropriate party for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on May 28, 2026.

The call will be audio webcast live through

TD’s

website at 9:30 a.m. ET.
The call will feature presentations by

TD executives on the Bank’s financial results

for the second quarter and discussions

of related disclosures, followed by a
question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on
May 28, 2026, in advance of the call.

A listen-only telephone line

is available at 416-855-9085 or 1-800-990-2777

(toll free), passcode 62095#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

until 11:59 p.m. ET on June 11, 2026,
by calling 289-819-1325 or 1-888-660-6264 (toll

free). The passcode is 62095#.